As filed with the Securities and Exchange Commission on January 28, 2020
Securities Act File No. 333-221584
1940 Act File No. 811-23309

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   ☒
☒   Post-Effective Amendment No. 5
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   ☒
☒   Amendment No. 8
Destra International & Event-Driven Credit Fund
(Exact Name of Registrant as Specified in Charter)
444 West Lake Street, Suite 1700
Chicago, IL 60606-0070
(Address of Principal Executive Offices)
(312) 843-6161
(Registrant’s Telephone Number)
Jane Hong Shissler, Esq.
Destra Capital Advisors LLC
444 West Lake Street, Suite 1700
Chicago, IL 60606-0070
(Name and Address of Agent for Service)
Copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box):
☐
when declared effective pursuant to section 8(c)

☐
immediately upon filing pursuant to paragraph (b) of Rule 486.

☒
on February 1, 2020, pursuant to paragraph (b) of Rule 486.

☐
60 days after filing pursuant to paragraph (a) of Rule 486.

☐
on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:
☐
This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is (date).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
Title of Securities Being Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Shares of Beneficial Interest	$126,000,000	$15,687

(1)
The Registrant has been granted exemptive relief by the Securities and Exchange Commission permitting the Registrant to offer multiple classes of shares of beneficial interest (“Shares”). This registration statement relates to the maximum aggregate offering price of  $126,000,000. The offering currently includes the following classes: “Class I Shares”, “Class A Shares”, “Class L Shares” and “Class T Shares.” In the future, other classes of Shares may be registered and included in the offering.

(2)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.

(3)
Previously paid.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
Prospectus
Class I Shares	CEDIX
Class A Shares	CEDAX
Class L Shares	CEDLX
Class T Shares	CEDTX
February 1, 2020
Destra International & Event-Driven Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company and operates as an interval fund.
	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(3)
Per Class I Share	At current NAV	N/A	Amount invested at current NAV
Per Class A Share	At current NAV, plus a sales load of up to 5.75%	5.75%	Amount invested at current purchase price, less applicable Sales Load
Per Class L Share	At current NAV, plus a sales load of up to 4.25%	4.25%	Amount invested at current purchase price, less applicable Sales Load
Per Class T Share	At current NAV, plus a sales load of up to 3.00%	3.00%	Amount invested at current purchase price, less applicable Sales Load
Total	Up to $126,000,000	Up to 5.75%	Up to $126,000,000(4)

(1)
Shares are sold at a public offering price equal to the then-current NAV per Share of the applicable class, plus applicable Sales Load. See “Distribution of Shares.”

(2)
“Sales Load” includes up to 5.75% of the public offering price for Class A Shares, up to 4.25% of the public offering price of Class L Shares and up to 3.00% of the public offering price of Class T Shares. See “Distribution of Shares.”

(3)
Destra has agreed to reimburse and/or pay or absorb, on a quarterly basis, the ordinary operating expenses of the Fund to the extent that such expenses exceed 0.50% per annum of the Fund’s average daily net assets. As described in this prospectus, such amounts reimbursed, paid or absorbed by Destra may be subject to repayment by the Fund. “Ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, and commitment fees on any leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution fees and/or shareholder servicing fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses. See “Estimated Use of Proceeds.”

(4)
Total Proceeds to the Fund assume the sale of all Shares registered under this registration statement, and that all Shares sold will be Class I Shares.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the statement of additional information dated February 1, 2020 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. Investors are advised to read the Statement of Additional Information in its entirety. The Statement of Additional Information and the Fund’s annual and semi-annual reports to shareholders can be obtained upon request and without charge by writing to the Fund at PO Box 2175, Milwaukee, Wisconsin 53201, by calling the Fund toll-free at 844-9DESTRA (933-7872) or by accessing the “Literature” page on Destra’s website at www.destracapital.com. The information on Destra’s website is not incorporated by reference into this prospectus and investors should not consider it a part of this prospectus. The table of contents of the
i

Statement of Additional Information appears on page 114 of this prospectus. In addition, the contact information provided above may be used to request additional information about the Fund and to make shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
Investment Objective.   The Fund’s investment objective is to provide attractive total returns, consisting of income and capital appreciation. There can be no assurance that the Fund will be able to achieve its investment objective.
Risks.   An investment in the Fund involves a high degree of risk. In particular:
•
The Fund’s shares will not be listed on an exchange in the foreseeable future, if at all. It is not anticipated that a secondary market for the shares will develop and an investment in the Fund is not suitable for investors who may need the money they invest within a specified timeframe.

•
The Fund is suitable only for investors who can bear the risks associated with the Fund’s limited liquidity and should be viewed as a long-term investment.

•
The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital, borrowings or expense reimbursements and waivers.

Summary of Investment Strategy.   Under normal market conditions, the Fund will invest at least 80% of its total assets (including borrowings for investment purposes) in credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents. There is no limit on the credit quality, duration or maturity of any investment in the Fund’s portfolio. Under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers.
The Fund allocates its assets between two strategies: (i) Multi-Strategy International Credit and (ii) Event-Driven Credit. The Fund’s allocation to the strategies will vary from time to time, when the Advisers (as defined below) deem such variances appropriate from a portfolio management standpoint. The allocation to Multi-Strategy International Credit is expected to be between 0% and 100% of Fund total assets. Due to the episodic nature of Event-Driven Credit opportunities, the Fund will have a varying degree of exposure to the strategy, but during normal market conditions such exposure will be significant and is expected to be up to 50% of Fund total assets.
The Multi-Strategy International Credit strategy focuses on investments in non-U.S. credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents.
The Multi-Strategy International Credit strategy focuses on investing in non-investment grade securities (commonly referred to as “junk bonds”) from issuers globally. The Fund selects securities for purchase or sale through active security selection, asset allocation and capital preservation techniques. The Fund uses a blend of top-down asset allocation process with a bottom-up security selection with capital preservation focus based on fundamental credit research. Non-investment grade securities are securities rated Ba1 or BB+ or below by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings (“Fitch”), respectively, or unrated securities deemed comparable by the Fund. Junk bonds are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative.

The Event-Driven Credit strategy focuses on investing in securities of companies facing a corporate, market or regulatory event. The goal is to identify securities with a favorable risk-reward ratio based on the likely outcome, as a result of such event occurring. Such events include, but are not limited to, corporate events, such as restructurings, spin-offs, mergers and tender offers; significant litigation; initial and seasoned debt or equity offerings; launches of new products; regulatory changes; analysts meetings; earnings announcements; covenant issues; bankruptcies; corporate reorganizations; shareholder activism; and significant management and external changes that dramatically change the company’s profit margins. Opportunities in this area are created by the reluctance of traditional investors to assume the risk associated with certain corporate, market or regulatory events.
The Event-Driven Credit strategy focuses on investing in long and short positions of debt (fixed or floating rate bonds and loans) or equity securities, including exchange-traded funds (“ETFs”), preferred stock, warrants, and options on these securities, depositary receipts such as American Depositary Receipts (“ADRs”), and derivatives such as futures and options on futures. These investments may be traded over-the-counter or on an exchange. The Fund may invest in issuers of any size, and in U.S. and non-U.S. issuers. Under normal market conditions, the Fund’s investments in equity securities, at the time of investment, will be limited to 20% of its total assets.
Credit-related instruments and/or investments that have similar economic characteristics as credit related instruments may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) public and private non-investment grade and nonrated debt, including 1st lien bank debt, 2nd lien bank debt, revolving loans, covenant-lite loans, non-investment grade senior secured or unsecured bonds, convertible bonds, contingent convertible securities, preferred stock and mezzanine loans; (ii) any other securities with fixed-income characteristics, including investment grade debt, debentures, notes, deferred interest, pay-in-kind or zero coupon, and commercial paper; (iii) distressed debt or equity securities, including those acquired in connection with bankruptcies and reorganizations of issuers; (iv) treasury and government and agency bonds issued by governments, money markets, bank deposits or commercial paper. The Fund may also acquire (v) registered investment companies (subject to applicable law), including ETFs and (vi) equity securities (public and/or private), including common and preferred stocks; convertible securities; rights and warrants; depositary receipts; and pooled investment vehicles, such as real estate investment trusts, non-ETF exchange-traded vehicles, and partnership interests.
There is no currency limitation on securities acquired by the Fund. The Fund uses the market value of its derivative contracts for the purposes of its 80% investment policy in credit related instruments.
For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.”
Investment Adviser.   The Fund’s investment adviser is Destra Capital Advisors LLC (“Destra”), the Fund’s sub-adviser is BlueBay Asset Management LLP (“BlueBay UK” or the “Sub-Adviser”), and the Fund’s sub-sub-adviser is BlueBay Asset Management USA LLC (“BlueBay USA” or the “Sub-Sub-Adviser,” and together with BlueBay UK, are referred to herein as “BlueBay”) (BlueBay UK, BlueBay USA and together with Destra, are referred to herein as the “Advisers”). Destra is a wholly-owned subsidiary of Destra Capital Management LLC. Destra oversees the management of the Fund’s activities and is responsible for developing investment guidelines with BlueBay UK and overseeing investment decisions for the Fund’s portfolio. BlueBay UK acts as the Fund’s investment sub-adviser and makes investment decisions for the Fund’s portfolio, subject to the oversight of Destra. BlueBay UK may, from time to time, delegate the performance of its services to BlueBay USA, subject to the oversight of Destra. Each of Destra, BlueBay UK and BlueBay USA is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended.
Interval Fund.   The Fund is operated as an interval fund. Pursuant to its interval fund structure, the Fund will conduct quarterly repurchase offers, at net asset value (“NAV”), of no less than 5% and no more than 25% of the Fund’s outstanding shares. Typically, the Fund will conduct such quarterly repurchase offers for 5% of the Fund’s outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Fund’s board of trustees and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their shares repurchased. Accordingly, although the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity.
Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75% for Class A Shares, up to 4.25% for Class L Shares and up to 3.00% for Class T Shares. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.
See “Types of Investments and Related Risks” beginning on page 32 of this prospectus.
Securities Offered.   The Fund engages in a continuous offering of classes of shares of beneficial interest of the Fund (“Shares”). The Fund is offering Class I Shares, Class A Shares, Class L Shares and Class T Shares. The Fund has registered 5,040,000 Shares and is authorized as a Delaware statutory trust to issue an unlimited number of Shares in one or more classes. The Fund is offering to sell, through its distributor, Destra Capital Investments LLC, under the terms of this prospectus, 5,040,000 Shares at the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. The minimum initial investment is $100,000 for Class I Shares and $2,500 for Class A Shares, Class L Shares and Class T Shares (these minimums may be waived in certain circumstances). There is no minimum for subsequent investments. All Share purchases are subject to approval by Destra. The minimum investment requirement may be waived in the Fund’s sole discretion. During the continuous public offering, Shares will be sold at the then-current net asset value per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. The Fund’s continuous public offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold Shares in an amount equal to approximately 5,040,000 Shares. In May 2018, the Fund issued approximately $25,000,000 of Class I Shares to Destra, BlueBay and/or their respective affiliates at a price of  $25.00 per Share, and have subsequently issued an additional amount of Class I Shares of approximately $22,000,000, and approximately $1,000,000 of Class A Shares, Class T Shares, and Class L Shares, respectively (the “Seed Investment”). Destra, BlueBay and/or their affiliates’ respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this offering and any other offering the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time, if ever. No secondary market is expected to develop for the Fund’s Shares; liquidity for the Shares will be provided only through quarterly repurchase offers for no less than 5% and no more than 25% of the Shares at net asset value, and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Types of Investments and Related Risks” below in this prospectus.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (www.destracapital.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank), through the Fund’s transfer agent by calling the Fund toll-free at 844-9DESTRA (933-7872), or if you are a direct investor, by enrolling at www.destracapital.com.
You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest with the Fund, you can call toll-free at 844-9DESTRA (933-7872) to let the Fund know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Destra Fund Complex if you invest directly with the Fund.
v

SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in Destra International & Event-Driven Credit Fund (the “Fund”). Each prospective investor should carefully read the more detailed information appearing elsewhere in this prospectus and the statement of additional information dated February 1, 2020 (the “Statement of Additional Information”).
THE FUND
The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is an interval fund that provides limited liquidity by offering to make quarterly repurchases of its Shares at net asset value (“NAV”), which is calculated on a daily basis. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.”
THE ADVISER
Destra Capital Advisors LLC (“Destra” or the “Adviser”) serves as the Fund’s investment adviser. Destra is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Destra oversees the management of the Fund’s activities and is responsible for developing investment guidelines with BlueBay (as defined below) and overseeing investment decisions for the Fund’s portfolio.
Destra is a subsidiary of Destra Capital Management LLC, a sponsor of investment funds.
THE SUB-ADVISER &
SUB-SUB-ADVISER
BlueBay Asset Management LLP (“BlueBay UK” or the “Sub-Adviser”) acts as the Fund’s investment sub-adviser and makes investment decisions for the Fund’s portfolio, subject to the oversight of Destra.
BlueBay Asset Management USA LLC (“BlueBay USA” or the “Sub-Sub-Adviser,” and together with BlueBay UK, are referred to herein as “BlueBay”) (BlueBay UK, BlueBay USA and together with Destra, are referred to herein as the “Advisers”) acts as the Fund’s investment sub-sub-adviser. BlueBay UK may, from time to time, delegate the performance of its services to BlueBay USA, subject to the oversight of Destra. BlueBay USA, BlueBay UK and Destra, are referred to herein as the “Advisers”.
BlueBay UK and BlueBay USA are wholly-owned subsidiaries of Royal Bank of Canada. BlueBay is a specialist fixed income manager that was established in 2001, offering clients a diverse range of investment strategies with different return/risk profiles, in order to cater to a variety of investor-specific return/risk appetites.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide attractive total returns, consisting of income and capital appreciation. There can be no assurance that the Fund will be able to achieve its investment objective.
INVESTMENT
OPPORTUNITIES AND
STRATEGIES
Under normal market conditions, the Fund will invest at least 80% of its total assets (including borrowings for investment purposes) in credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents. There is no limit on the credit quality, duration or maturity of any investment in the Fund’s portfolio. Under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers.
The Fund allocates its assets between two strategies: (i) Multi-Strategy International Credit and (ii) Event-Driven Credit. The Fund’s allocation to the strategies will vary from time to time, when the Advisers deem such variances appropriate from a portfolio management standpoint. The allocation to Multi-Strategy International Credit is expected to be between 0% and 100% of Fund total assets. Due to the episodic nature of Event-Driven Credit opportunities, the Fund will have a varying degree of exposure to the strategy, but during normal market conditions such exposure will be significant and is expected to be up to 50% of Fund total assets.
Multi-Strategy International Credit
The Multi-Strategy International Credit strategy focuses on investments in non-U.S. credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents.
The Multi-Strategy International Credit strategy focuses on investing in non-investment grade securities (commonly referred to as “junk bonds”) from issuers globally. The Fund selects securities for purchase or sale through active security selection, asset allocation and capital preservation techniques. The Fund uses a blend of top-down asset allocation process with a bottom-up security selection with capital preservation focus based on fundamental credit research. Non-investment grade securities are securities rated Ba1 or BB+ or below by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings (“Fitch”), respectively, or unrated securities deemed comparable by the Fund. Junk bonds are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative.
Event-Driven Credit
The Event-Driven Credit strategy focuses on investing in securities of companies that have faced or are likely to face a corporate, market or regulatory event. The goal is to identify securities with a favorable risk-reward ratio based on the likely outcome, as a result of such event occurring. Such events include, but are not limited to, corporate events, such as restructurings, spin-offs, mergers and tender offers; significant litigation; initial and seasoned debt or equity offerings; launches of new products; regulatory changes; analysts meetings; earnings announcements; covenant issues; bankruptcies; corporate reorganizations; shareholder activism; and significant management and external changes that dramatically change the company’s profit margins. Opportunities in this area are created by the reluctance of traditional investors to assume the risk associated with certain corporate, market or regulatory events.
The Event-Driven Credit strategy focuses on investing in long and short positions of debt (fixed or floating rate bonds and loans) or equity securities, including exchange-traded funds (“ETFs”), preferred stock, warrants, and options on these securities, depositary receipts such as American Depositary Receipts (“ADRs”), and derivatives such as futures and options on futures. These investments may be traded over-the-counter or on an exchange. The Fund may invest in issuers of any size, and in U.S. and non-U.S. issuers. Under normal market conditions, the Fund’s investments in equity securities, at the time of investment, will be limited to 20% of its total assets.
Credit-related instruments and/or investments that have similar economic characteristics as credit related instruments may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) public and private non-investment grade and nonrated debt, including 1st lien bank debt, 2nd lien bank debt, revolving loans, covenant-lite loans, non-investment grade senior secured or unsecured bonds, convertible bonds, contingent convertible securities, preferred stock and mezzanine loans; (ii) any other securities with fixed-income characteristics, including investment grade debt, debentures, notes, deferred interest, pay-in-kind or zero coupon, and commercial paper; (iii) distressed debt or equity securities, including those acquired in connection with bankruptcies and reorganizations of issuers; (iv) treasury and government and agency bonds issued by governments, money markets, bank deposits or commercial paper. The Fund may also acquire (v) registered investment companies (subject to applicable law), including ETFs and (vi) equity securities (public and/or private), including common and preferred stocks; convertible securities; rights and warrants; depositary receipts; and pooled investment vehicles, such as real estate investment trusts, non-ETF exchange-traded vehicles, and partnership interests.
There is no currency limitation on securities acquired by the Fund. The Fund uses the market value of its derivative contracts for the purposes of its 80% investment policy in credit related instruments.

For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.”
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment policies are non-fundamental policies and may be changed by the Fund’s board of trustees (the “Board”) without prior approval of the holders of the Shares (the “Shareholders”).
LEVERAGE
The Fund intends to use leverage to pursue its investment objective, including by borrowing funds from banks or other financial institutions, investing in derivative instruments with leverage embedded in them (including, but not limited to short positions and futures), and/or issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 33 1∕3% of its total assets (50% of its net assets). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.
MANAGEMENT FEE
Under the Fund’s Investment Management Agreement (the “Investment Management Agreement”), Destra is entitled to a management fee, calculated and payable quarterly in arrears, at the annual rate of 1.75% of the Fund’s average daily Managed Assets during such period (the “Management Fee”). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Fund’s Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) provides that BlueBay UK receives a sub-advisory fee (payable by Destra out of the Management Fee) at the rates set forth below (on an annualized basis) of the Fund’s average daily Managed Assets:
Managed Assets of the Fund	Fees (annual rate as a percentage of average daily Managed Assets)
$1 to $50,000,000	1.75%
Over $50,000,000 to $100,000,000	1.225%
Over $100,000,000 to $150,000,000	1.1375%
Over $150,000,000 to $250,000,000	1.05%
In excess of $250,000,000	0.875%
BlueBay UK is paid by Destra out of the Management Fee Destra is paid by the Fund.
The Fund’s Investment Sub-Sub-Advisory Agreement (the “Sub-Sub-Advisory Agreement”) provides that BlueBay USA receives a sub-sub-advisory fee equal to the costs incurred by

BlueBay USA in providing advisory services to the Fund, plus a margin of 10% of such costs. BlueBay USA is paid by BlueBay UK out of the sub-advisory fee BlueBay UK receives from Destra.
The Management Fee may or may not be taken in whole or in part at the discretion of Destra; provided, however that whether or not Destra takes the management fee shall not affect BlueBay UK’s receipt of the sub-advisory fee or BlueBay USA’s receipt of the sub-sub-advisory fee. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as Destra may determine, provided that such deferred Management Fee will only be recoverable if not more than three years following the time such deferral was made. The Management Fee for any partial quarter will be appropriately prorated.
Because the Management Fee and the sub-advisory fee are based on the Fund’s average daily Managed Assets, the Fund’s use of leverage, if any, will increase the Management Fee and the sub-advisory fee paid to Destra and BlueBay UK, respectively.
EXPENSE LIMITATION
AGREEMENT
Destra and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which Destra has agreed to reimburse and/or pay or absorb, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.50% per annum of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation may be adjusted for different classes of Shares to account for class-specific expenses. In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Unless earlier terminated by the Board, the Expense Limitation Agreement will remain in effect until February 13, 2030, and will automatically continue in effect for successive twelve-month periods thereafter. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 30 days’ written notice. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, legal fees related to the organization and offering of the Fund, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution and/or shareholder servicing fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses.
ADMINISTRATION
The Fund has retained UMB Fund Services, Inc., (the “Administrator”) to provide it with certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. In consideration for these services, the Fund pays the Administrator a minimum monthly administration fee of  $4,333, or $52,000 on an annualized basis. The administration fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund, and receives a fee for transfer agency services, fund accounting and tax services. The administration fee and the other terms of the Fund’s administration agreement may change from time to time as may be agreed to by the Fund and the Administrator. See “Summary of Fees and Expenses.”
OPERATING EXPENSES
The Fund bears all expenses incurred in its operation, including amounts that the Fund reimburses to the Administrator under the Administration Agreement. See “Summary of Fees and Expenses” and “Fund Expenses.”
DISTRIBUTIONS
Subject to the discretion of the Board and applicable legal restrictions, distributions will be paid quarterly on the Shares in amounts representing substantially all of the net investment income. Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net capital gains, if any, earned each year. From time to time, to maintain a stable level of distributions, the Fund may also pay distributions from offering proceeds or borrowings. A distribution from offering proceeds is treated as a return of capital (shareholders’ original investment in the Fund) and generally will reduce a shareholder’s basis in his or her Shares, which may increase the capital gain or reduce the capital loss realized upon the sale of such Shares. Any amounts received in excess of a shareholder’s basis are generally treated as capital gain, assuming the Shares are held as capital assets.
Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.
Each Shareholder whose Shares are registered in its own name will automatically be a participant under the Fund’s dividend reinvestment program (the “DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in the same class of Shares priced at the then-current NAV of the applicable class unless such Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash.
A Shareholder receiving Shares under the DRP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due.
All correspondence or requests for additional information regarding the DRP, including inquiries and elections to receive income dividends and/or capital gains distributions in cash, should be directed to the Fund at Destra International & Event-Driven Credit Fund, PO Box 2175, Milwaukee, Wisconsin 53201. Shareholders who hold their Shares in the name of a broker or dealer participating in the offering should contact the broker or dealer to determine whether and how they may participate in, or opt out of, the DRP. See “Distributions.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund or the Advisers (collectively, “Independent Trustees”). See “Management of the Fund.”
THE OFFERING
The Fund is offering on a continuous basis up to 5,040,000 Shares in multiple classes in this offering (the “Offering”). Shares are offered through the Fund’s distributor, Destra Capital Investments LLC (the “Distributor”), at a public offering price equal to the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares and Class T Shares, the applicable Sales Load. “Sales Load” includes selling commissions of up to 5.75% for Class A Shares, up to 4.25% for Class L Shares and up to 3.00% for Class T Shares. Shares may be purchased on a daily basis on each day that the New York Stock Exchange (the “NYSE”) is open for business.
The Fund has been granted exemptive relief by the SEC permitting it to offer multiple classes of Shares. This offering currently includes the following classes: Class I Shares, Class A Shares, Class L Shares and Class T Shares. In the future, other classes of Shares may be registered and included in this Offering.
In May 2018, the Fund issued approximately $25,000,000 of Class I Shares to Destra, BlueBay and/or their respective affiliates at a price of  $25.00 per Share, and have subsequently issued an additional amount of Class I Shares of approximately $22,000,000, Class A Shares of approximately $1,000,000, Class T Shares of approximately $1,000,000 and Class L Shares of approximately $1,000,000.
OFFERING EXPENSES
Under the Administration Agreement, the Fund, either directly or through reimbursement to Destra or its affiliates, is responsible for its offering costs. Offering costs primarily include legal, accounting, printing and other expenses relating to this Offering, including costs associated with technology integration between the Fund’s systems and those of its distribution partners, marketing expenses, salaries and direct expenses of Destra’s and BlueBay’s personnel, employees of their affiliates and others while engaged in registering and marketing the Shares, including the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Fund.
INVESTOR SUITABILITY
Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
ERISA PLANS AND OTHER
TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, none of the Fund nor Destra nor BlueBay will be a fiduciary under and within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”
SHAREHOLDER SERVICING
FEES
Class A Shares, Class L Shares and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective Share class. Class I Shares are not subject to a shareholder servicing fee. See “Distribution of Shares.”
DISTRIBUTION FEES
Class L Shares and Class T Shares pay the Distributor a distribution fee (“the “Distribution Fee”). The Distribution Fee accrues at an annual rate equal to 0.25% for Class L Shares and 0.50% for Class T Shares of the Fund’s average net assets attributable to the respective share class and is payable on a monthly basis. Class I Shares and Class A Shares are not subject to a Distribution Fee. See “Distribution of Shares.”
TRANSFER AGENT AND
FUND ADMINISTRATOR
UMB Fund Services, Inc., serves as the transfer agent and administrator (the “Administrator”) of the Fund. See “Management of the Fund.”
CLOSED-END INTERVAL
STRUCTURE; QUARTERLY
REPURCHASE OF
SHARES
The Fund has been organized as a closed-end management investment company structured as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange at this time, if ever, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a mutual fund or a listed closed-end fund, is not a liquid investment. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares quarterly.
The Fund has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% and no more than 25% of the Fund’s Shares outstanding. Typically, the Fund will seek to conduct quarterly repurchase offers for 5% of the Fund’s Shares outstanding. Repurchase offers in excess of 5% will be made solely at the discretion of the Board. There is no guarantee that Shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. See “Quarterly Repurchases of Shares.”
SHARE CLASSES
The Fund offers four different classes of Shares: Class I Shares, Class A Shares, Class L Shares and Class T Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one Share class, the intermediary may help determine which Share class is appropriate for that investor. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own the Shares, and the total costs and expenses associated with a particular Share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) for the sale and servicing of Shares. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which Share class to purchase.
VALUATIONS
Destra determines the values of the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was developed by the Board’s audit committee and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to Destra. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that are currently distributed to Shareholders. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund must, among other things, meet certain specified source-of-income and asset diversification requirements and distribute annually at least 90% of the sum of its “investment company taxable income” (which includes its net ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt interest income, if any. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on September 30.
REPORTS TO
SHAREHOLDERS
After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the fiscal period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of its investment.
Below is a list of the principal risks of investing in the Fund. For a more complete discussion of the risks of investment in the Fund, see “Types of Investments and Related Risks.”
•
Investment and Market Risk.   An investment in the Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the portfolio of senior loans, corporate bonds and other securities and loans owned by the Fund, and the value of these securities and loans may fluctuate, sometimes rapidly and unpredictably.

•
Credit Risk.   Credit risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer’s ability or willingness to make such payments. Credit risk may be heightened for the Fund because it will invest in below investment grade securities.

•
Interest Rate Risk.   If interest rates increase, the value of the Fund’s investments generally will decline. Securities with longer maturities tend to produce higher yields, but are more sensitive to changes in interest rates and are subject to greater fluctuations in value. The risks associated with increasing interest rates are heightened given that interest rates are near historic lows, but are expected to increase in the future with unpredictable effects on the markets and the Fund’s investments.

•
Event-Driven Strategy Risk.   Generally, the success of an event-driven strategy depends on the success of the prediction of whether the anticipated corporate event occurs or a successful outcome is achieved as a result of the event. Investing in or seeking exposure to companies in anticipation of an event carries the risk that the event may not happen or may take considerable time to unfold, it may happen in modified or conditional form, or the market may react differently than expected for the event, in which case the Fund may experience loss or fail to achieve a desired rate of return.

•
Senior Loans Risk.   Senior loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Shares. The liquidation value of any collateral securing a senior loan may not satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments. Such collateral may also not be readily liquid.

•
Subordinated Loans Risk.   In addition to risks similar to those of senior loans, subordinated loans do not have the first priority lien on underlying collateral of the loan and any claims will be subordinated to those lienholders with a higher claim. The cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the borrower.

•
Covenant-Lite Loans Risk.   Some of the loans in which the Fund may invest, or get exposure to through its investments in structured securities, may be “covenant-lite,” which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

•
Corporate Bond Risk.   The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates and intermediate- and longer-term corporate bonds are generally more sensitive to changes in interest rates. The market value of a corporate bond also may be affected by factors directly related to the borrower, such as investors’ perceptions of the creditworthiness of the borrower, the borrower’s financial performance, perceptions of the borrower in the market place, performance of management of the borrower, the borrower’s capital structure and use of financial leverage and demand for the borrower’s goods and services. There is a risk that the borrowers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument.
•
Non-U.S. Securities Risk.   The Fund’s investments in non-U.S. securities may result in the Fund experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies, due to less liquid markets, and adverse economic, political, diplomatic, financial, and regulatory events. Foreign governments also may impose limits on investment and repatriation and impose taxes. Any of these events could cause the value of the Fund’s investments to decline.

•
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments that are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured.

•
Collateralized Loan Obligations (CLOs) Risk.   (i) The underlying obligations of CLOs in which the Fund invests will include subordinated loans; (ii) debt tranches of other CLOs; and (iii) equity securities incidental to investments in senior loans. CLOs are typically privately offered and sold and may be thinly traded or have a limited trading market. As a result, investments in CLOs may be characterized by the Fund as illiquid securities.

•
Asset-Backed Securities Risk.   Asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements.

•
Below Investment Grade Rating Risk.   Debt instruments that are rated below investment grade are often referred to as “high yield” securities or “junk bonds.” Junk bonds and senior loans and similar instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. These instruments may be particularly susceptible to economic downturns.

•
Leverage Risk.   The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

•
Special Situations and Stressed Investments Risk.   Special situation investments are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time.

•
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall.

•
Inflation/Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline.

•
Emerging Markets Risk.   The Fund may invest securities of issuers in “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Emerging markets are more likely to experience hyperinflation and currency devaluations, political instability and abrupt changes in policies. Emerging markets may be subject to more social, political and economic fluctuation than those of developed markets.

•
Foreign Currency Risk.   Changes in currency values may adversely affect the U.S. dollar value of portfolio investments, interest and other revenue streams received by the Fund, gains and losses realized on the sale of portfolio investments, and the amount of distributions, if any, made by the Fund.

•
Sovereign Government and Supranational Debt Risk.   Issuers of sovereign debt and supranational debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due. In the event of default, there may be limited or no legal recourse in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. In addition, there is no bankruptcy proceeding with respect to sovereign debt on which a sovereign has defaulted and the Fund may be unable to collect all or any part of its investment in a particular issue.

•
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

•
Derivatives Risk.   The Fund may use derivative instruments including, in particular, swaps (including, total return swaps), synthetic securities, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. If the Fund invests in a derivative for speculative purposes, the Fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost. The use of derivatives may involve substantial leverage. Additionally, segregated liquid assets, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to derivatives are not otherwise available to the Fund for investment purposes.

•
Swaps Risk.   The Fund may also invest in credit default swaps, total return swaps and interest rate swaps, all of which are derivative instruments. In a total return swap, the Fund pays the counterparty a floating short-term interest rate and receives in exchange the total return of underlying reference assets. The Fund bears the risk of changes in value in the underlying reference assets. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. In a credit default swap, the protection “buyer” may be obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract, provided that no credit event on the reference obligation occurs. If a credit event occurs, generally the seller must pay the buyer the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased.

•
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other derivatives written by broker-dealers or other permissible Financial Intermediaries. When options are purchased, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position.

•
Repurchase Agreements and Reverse Repurchase Agreements Risk.   The Fund may invest in repurchase agreements. Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. Reverse repurchase agreements also involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase.

•
When-Issued Securities, Forward Commitments and Delayed Delivery Transactions Risk.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future (sometimes referred to as “delayed delivery”). From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. If the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous.

•
Short Sales Risk.   When the Fund makes a short sale, if the security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may borrow securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected.

•
Liquidity Risk.   The Fund may invest in securities that, at the time of investment are illiquid. The Fund may also invest in restricted securities. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. Less liquid investments that the Fund may want to invest in may be difficult or impossible to purchase. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities.

•
Management Risk.   The Sub-Adviser’s and Sub-Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes or securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

•
Repurchase Policy Risk.   Quarterly repurchases by the Fund of its shares typically are funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

•
Valuation Risk.   Illiquid securities must be valued by the Fund using fair value procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Additional risks relating to the Fund include risks resulting from:
•
Limited Operating History.   The Fund has a limited operating history. As a result, prospective investors have a limited track record and history on which to base their investment decisions.

•
Closed-End Interval Fund Structure; Liquidity Risks.    Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares.

•
Non-Diversification Risk.   The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

•
Risks Relating to the Fund’s RIC Status.   If the Fund fails to qualify for taxation as a RIC for any reason, it would be subject to regular corporate-level U.S. federal income taxes on all of its taxable income and gains, and the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investments.

SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly.
Shareholder Fees	Class I	Class A	Class L	Class T
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None	5.75%	4.25%	3.00%
Annual Fund Expenses (as a percentage of average net assets attributable to Shares)(1)
Management Fee(2)	1.98%	1.98%	1.98%	1.98%
Interest Payments on Borrowed Funds	0.46%	0.46%	0.46%	0.46%
Other Expenses
Shareholder Servicing Fee(3)	None	0.25%	0.25%	0.25%
Distribution Fee(3)	None	None	0.25%	0.50%
Remaining Other Expenses(4)	1.43%	1.43%	1.43%	1.43%
Acquired Fund Fees and Expenses(5)	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	3.89%	4.14%	4.39%	4.64%
Fee Waiver and/or Expense Reimbursement(6)	(0.93)%	(0.93)%	(0.93)%	(0.93)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)(7)	2.96%	3.21%	3.46%	3.71%

(1)
Amount assumes estimated average net assets of approximately $46.1 million during the following twelve months. That amount also assumes that the Fund borrows funds equal to approximately 14% of its average net assets during such period. Actual expenses will depend on the average net assets and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will reach estimated average net assets of approximately $46.1 million during the following twelve months.

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.
	Class I	Class A	Class L	Class T
Annual Fund Expenses (as a percentage of average net assets attributable to Shares)
Management Fee	1.75%	1.75%	1.75%	1.75%
Other Expenses
Shareholder Servicing Fee	None	0.25%	0.25%	0.25%
Distribution Fee	None	None	0.25%	0.50%
Remaining Other Expenses	1.43%	1.43%	1.43%	1.43%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	3.20%	3.45%	3.70%	3.95%
Fee Waiver and/or Expense Reimbursement	(0.93)%	(0.93)%	(0.93)%	(0.93)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)	2.27%	2.52%	2.77%	3.02%
(2)
The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.75% of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of average net assets, rather than managed assets. Because the Management Fee is based on the Fund’s average daily Managed Assets, the Fund’s use of leverage, if any, will increase the Management Fee and the sub-advisory fee paid to Destra and BlueBay UK, respectively.

(3)
Class A Shares, Class L Shares and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class L Shares and Class T Shares pay the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% for Class L Shares and 0.50% for Class T Shares of the average daily net assets attributable to the respective share class and is payable on a monthly basis. See “Distribution of Shares.”

(4)
Other expenses include offering costs in connection with this Offering, accounting, legal and auditing fees of the Fund, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or Destra Capital Advisors LLC (“Destra” or the “Adviser”). The amount presented in the table estimates the amounts the Fund expects to pay during the following twelve months, assuming estimated average net assets of approximately $46.1 million and the Fund borrows approximately 14% of its average net assets during such period. If the Fund raises a lower amount of proceeds during such period, all else being equal, other expenses would be higher as a percentage of average net assets attributable to Shares.

(5)
Acquired Fund Fees and Expenses are the indirect costs that the Fund incurs from investing in other investment companies. Please note that the amount of Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement shown in the above table will differ from the “Financial Highlights” section of this Prospectus, which reflects the operating expenses of the Fund and does not include indirect expenses such as Acquired Fund Fees and Expenses.

(6)
Destra and the Fund have entered into the Expense Limitation Agreement under which Destra has agreed to reimburse and/or pay or absorb, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.50% per annum of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation may be adjusted for different classes of Shares to account for class-specific expenses. In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Unless earlier terminated by the Board, the Expense Limitation Agreement will remain in effect until February 13, 2030, and will automatically continue in effect for successive twelve-month periods thereafter. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 30 days’ written notice. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, legal fees related to the organization and offering of the Fund, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution and/or shareholder servicing fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. More information about sales load discounts that may apply to purchases of Class A Shares, Class L Shares and Class T Shares is available from your financial professional. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 77 of this prospectus.
Examples:
The following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and Shares earn a 5.0% annual return (the example assumes the Fund’s current Expense Limitation will remain in effect for ten years):
Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$30	$92	$156	$328
Class A	$88	$151	$216	$389
Class L	$76	$144	$215	$400
Class T	$66	$140	$216	$414
The Examples above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. For example, although the table above assumes the Fund’s current Expense Limitation will remain in effect for ten years, the Fund currently expects to maintain an Expense Limitation for the life of the Fund. While the Examples assume a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, the Examples assume reinvestment of all distributions pursuant to the DRP. If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UMB Fund Services, Inc., (the “Administrator”). If a Shareholder requests an expedited payment by wire transfer, the applicable outgoing wire transfer fee may be deducted from the Shareholder’s repurchase proceeds. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses,” “Management Fee” and “Purchases of Shares.”

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, found in the Fund’s Annual Report for the fiscal year ended September 30, 2019, which has been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with along with the Fund’s financial statements and notes thereto, appears in the Fund’s Annual Report dated September 30, 2019. The information in the table below should be read in conjunction with each of those financial statements and the notes thereto. To request the Fund’s Annual Report or Semi-Annual Report, please call the Fund toll-free at 844-9DESTRA (933-7872).
DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
FINANCIAL HIGHLIGHTS
FOR A SHARE OF COMMON STOCK OUTSTANDING THROUGHOUT THE PERIODS INDICATED
Period ending September 30,	Net asset value, beginning of period	Net investment income(1)	Net realized and unrealized gain (loss)	Total from investment operations	Distributions to shareholders from net investment income	Distributions to shareholders from net realized gain	Total distributions	Net asset value, end of period	Total return(2)(3)	Gross expenses(4)(5)	Net expenses(4)(5)(6)	Net investment income(4)(6)	Net assets, end of period	Portfolio turnover rate(3)
													(in thousands)
Class I
2019	$24.50	$0.90	$0.96	$1.86	$(1.16)	$—	$(1.16)	$25.20	7.85%	4.08%	2.95%	3.68%	$51,828	124%
2018(7)	25.00	0.24	(0.33)	(0.09)	(0.41)	—	(0.41)	24.50	(0.35)	5.56	2.25	2.50	25,211	30
Class A
2019(8)	23.67	0.65	2.00	2.65	(1.12)	—	(1.12)	25.20	11.42	4.26	3.24	3.41	1,114	124
Class L
2019(8)	23.67	0.60	2.00	2.60	(1.07)	—	(1.07)	25.20	11.22	4.50	3.49	3.16	1,112	124
Class T
2019(8)	23.67	0.55	2.00	2.55	(1.02)	—	(1.02)	25.20	11.01	4.76	3.74	2.91	1,110	124

(1)
Based on average shares outstanding during the period.

(2)
Based on the net asset value as of period end. Assumes an investment at net asset value at the beginning of the period, reinvestment of all distributions during the period and does not include payment of the maximum sales charge. The return would have been lower if certain expenses had not been waived or reimbursed by the investment adviser.

(3)
Not annualized for periods less than one year.

(4)
Annualized for periods less than one year, with the exception of non-recurring organizational costs.

See accompanying Notes to Financial Statements.

(5)
Percentages shown include interest expense. Gross and net expense ratios, respectively, excluding interest expense are as follows:

	Gross expenses	Net expenses
Class I
2019	3.62%	2.48%
2018(7)	5.56	2.25
Class A
2019(8)	3.77	2.75
Class L
2019(8)	4.02	3.00
Class T
2019(8)	4.27	3.25
(6)
The contractual fee and expense waiver is reflected in both the net expense and net investment income ratios (see note 5). Effective November 19, 2018, the Adviser agreed to reimburse and/or pay “ordinary operating expenses” that exceed 0.50% per annum of the Fund’s average daily net assets. Prior to November 19, 2018, the Adviser had agreed to reimburse and/or pay its investment management fee and ordinary operating expenses that exceeded 2.25% annum of the Fund’s daily “managed assets”.

(7)
Reflects operations for the period from May 9, 2018 (inception date) to September 30, 2018. Prior to the inception date, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration.

(8)
Reflects operations for the period from December 21, 2018 (inception date of Class A, Class L and Class T) to September 30, 2019.

See accompanying Notes to Financial Statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or the Fund’s future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:
•
the Fund’s future operating results;

•
the Fund’s business prospects and the prospects of the companies in which the Fund may invest;

•
the impact of the investments that the Fund expects to make;

•
the ability of the Fund’s portfolio companies to achieve their objectives;

•
the Fund’s current and expected financing arrangements and investments;

•
changes in the general interest rate environment;

•
the adequacy of the Fund’s cash resources, financing sources and working capital;

•
the timing and amount of cash flows, distributions and dividends, if any, from the Fund’s portfolio companies;

•
the Fund’s contractual arrangements and relationships with third parties;

•
actual and potential conflicts of interest with other accounts managed by Destra, BlueBay Asset Management LLP (“BlueBay UK” or the “Sub-Adviser”), or BlueBay Asset Management USA LLC (“BlueBay USA” or the “Sub-Sub-Adviser,” and together with BlueBay UK, are referred to herein as “BlueBay”) (BlueBay UK, BlueBay USA and Destra, are referred to herein as the “Advisers”) or any of their affiliates;

•
the dependence of the Fund’s future success on the general economy and its effects on the industries in which the Fund may invest;

•
the Fund’s use of financial leverage, if any;

•
the ability of the Advisers to locate suitable investments for the Fund and to monitor and administer the Fund’s investments;

•
the ability of the Advisers or their affiliates to attract and retain highly talented professionals;

•
the Fund’s ability to maintain its qualification as a RIC;

•
the impact on the Fund’s business of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the rules and regulations thereunder;

•
the effect of changes to tax legislation and the Fund’s tax position; and

•
the tax status of the enterprises in which the Fund may invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. The Fund’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Types of Investments and Related Risks” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:
•
changes in the economy, including material changes in interest rates or credit spreads;

•
risks associated with possible disruption in the Fund’s operations or the economy generally due to terrorism or natural disasters; and

•
future changes in laws or regulations and conditions in the Fund’s operating areas.

The Fund has based the forward-looking statements included in this prospectus on information available to the Fund on the date of this prospectus. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Prospective investors are advised to consult any additional disclosures that the Fund may make directly to such prospective investors or through reports that the Fund may file in the future with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

THE FUND
The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund and registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on November 13, 2017. The Fund commenced investment operations on May 9, 2018. The principal office of the Fund and Destra is located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606, and its telephone number is 844-9DESTRA (933-7872).
Destra is the investment adviser to the Fund. Destra oversees the management of the Fund’s activities and is responsible for developing investment guidelines with BlueBay and overseeing investment decisions for the Fund’s portfolio. See “The Adviser.” Destra has engaged BlueBay UK to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio, subject to the oversight of Destra. BlueBay UK may, from time to time, delegate the performance of its services to BlueBay USA, subject to the oversight of Destra. BlueBay identifies investment opportunities and executes on its trading strategies subject to guidelines agreed to by Destra and BlueBay. See “The Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s management and operation is vested in the individuals who serve on the Board. See “Management of the Fund.”
THE ADVISER
Destra Capital Advisors LLC, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s investment adviser. Destra has responsibility for the overall management of the Fund. It is also responsible for managing the Fund’s business affairs and providing day-to-day administrative services to the Fund. The principal office of Destra is located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. As of September 30, 2019, Destra had approximately $458 million in assets under management.
Destra is a wholly-owned subsidiary of Destra Capital Management LLC, a sponsor of investment funds.
Please see “Management of the Fund” for information on the Key Personnel of Destra.
THE SUB-ADVISER AND SUB-SUB-ADVISER
Destra has engaged BlueBay Asset Management LLP to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio subject to the oversight of Destra. BlueBay UK may, from time to time, delegate the performance of its services to BlueBay USA, subject to the oversight of Destra. BlueBay is a wholly-owned subsidiary of Royal Bank of Canada (“RBC”). BlueBay is a specialist fixed income manager that was established in 2001, offering clients a diverse range of investment strategies with different return/risk profiles, in order to cater to a variety of investor-specific return/risk appetites. More specifically, BlueBay manages a range of absolute return-style portfolios for both funds and separate accounts across the following sub-asset classes of global fixed income markets: investment grade debt, emerging market debt, high yield/distressed debt and loans, convertible bonds, private debt and multi-asset credit. BlueBay seeks to provide asset management services characterized by a belief in the value of active management, a strong investment process, an emphasis on capital preservation and the generation of attractive risk-adjusted returns for all its investment strategies.
BlueBay UK is located at 77 Grosvenor Street, London W1K 3JR, United Kingdom. BlueBay UK has been registered with the SEC as an investment adviser since 2002, and is authorized and regulated by the UK Financial Conduct Authority. BlueBay employed 417 individuals and had $64.4 billion in assets under management as of September 30, 2019.
BlueBay USA is located at 750 Washington Blvd, Stamford Tower North, Suite 802, Stamford, Connecticut 06901. BlueBay USA has been registered with the SEC as an investment adviser since 2012.
BlueBay UK is paid by Destra out of the advisory fee Destra is paid by the Fund. BlueBay USA is paid by BlueBay UK out of the sub-advisory fee BlueBay UK receives from Destra.
Please see “Management of the Fund” for information on the Key Personnel of BlueBay.
USE OF PROCEEDS
The net proceeds of this Fund’s continuous offering of Shares, after payment of any sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds. The Fund will pay offering expenses incurred with respect to its continuous offering, subject to certain limitations.
The Fund will invest the net proceeds of its continuous offering on an ongoing basis in accordance with the Fund’s investment objectives and policies as stated below as soon as practicable after receipt of the proceeds, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide attractive total returns, consisting of income and capital appreciation. There can be no assurance that the Fund will be able to achieve its investment objective.
Investment Opportunities and Strategies
General Investment Strategy.   Under normal market conditions, the Fund will invest at least 80% of its total assets (including borrowings for investment purposes) in credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents. There is no limit on the credit quality, duration or maturity of any investment in the Fund’s portfolio. Under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers.
The Fund allocates its assets between two strategies: (i) Multi-Strategy International Credit and (ii) Event-Driven Credit.
Strategy Allocations.   The Fund’s allocation to the strategies will vary from time to time, when the Advisers deem such variances appropriate from a portfolio management standpoint. The allocation to Multi-Strategy International Credit is expected to be between 0% and 100% of Fund total assets. Due to the episodic nature of Event-Driven Credit opportunities, the Fund will have a varying degree of exposure to the strategy, but during normal market conditions such exposure will be significant and is expected to be up to 50% of Fund total assets.
Multi-Strategy International Credit.   The Multi-Strategy International Credit strategy focuses on investments in non-U.S. credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents.
The Multi-Strategy International Credit strategy focuses on investing in non-investment grade securities (commonly referred to as “junk bonds”) from issuers globally. The Fund selects securities for purchase or sale through active security selection, asset allocation and capital preservation techniques. The Fund uses a blend of top-down asset allocation process with a bottom-up security selection with capital preservation focus based on fundamental credit research. Non-investment grade securities are securities rated Ba1 or BB+ or below by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings (“Fitch”), respectively, or unrated securities deemed comparable by the Fund. Junk bonds are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative.
Event-Driven Credit.   The Event-Driven Credit strategy focuses on investing in securities of companies facing a corporate, market or regulatory event. The goal is to identify securities with a favorable risk-reward ratio based on the likely outcome, as a result of such event occurring. Such events include, but are not limited to, corporate events, such as restructurings, spin-offs, mergers and tender offers; significant litigation; initial and seasoned debt or equity offerings; launches of new products; regulatory changes; analysts meetings; earnings announcements; covenant issues; bankruptcies; corporate reorganizations; shareholder activism; and significant management and external changes that dramatically change the company’s profit margins. Opportunities in this area are created by the reluctance of traditional investors to assume the risk associated with certain corporate, market or regulatory events. In utilizing the event-driven strategy, the Advisers seek to capture the price difference between a security’s current market price and its post-event anticipated value.

The Event-Driven Credit strategy focuses on investing in long and short positions of debt (fixed or floating rate bonds and loans) or equity securities, including exchange-traded funds (“ETFs”), preferred stock, warrants, and options on these securities, depositary receipts such as American Depositary Receipts (“ADRs”), and derivatives such as futures and options on futures. These investments may be traded over-the-counter or on an exchange. The Fund may invest in issuers of any size, and in U.S. and non-U.S. issuers. Under normal market conditions, the Fund’s investments in equity securities, at the time of investment, will be limited to 20% of its total assets.
Credit-related instruments and/or investments that have similar economic characteristics as credit related instruments may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) public and private non-investment grade and nonrated debt, including 1st lien bank debt, 2nd lien bank debt, revolving loans, covenant-lite loans, non-investment grade senior secured or unsecured bonds, convertible bonds, contingent convertible securities, preferred stock and mezzanine loans; (ii) any other securities with fixed-income characteristics, including investment grade debt, debentures, notes, deferred interest, pay-in-kind or zero coupon, and commercial paper; (iii) distressed debt or equity securities, including those acquired in connection with bankruptcies and reorganizations of issuers; (iv) treasury and government and agency bonds issued by governments, money markets, bank deposits or commercial paper. The Fund may also acquire (v) registered investment companies (subject to applicable law), including ETFs and (vi) equity securities (public and/or private), including common and preferred stocks; convertible securities; rights and warrants; depositary receipts; and pooled investment vehicles, such as real estate investment trusts, non-ETF exchange-traded vehicles, and partnership interests.
There is no currency limitation on securities acquired by the Fund. The Fund’s investments will be denominated in both the U.S. Dollar and currencies of other developed countries, and in currencies of the local emerging market countries. Currencies of developed countries include: U.S. Dollar, Canadian Dollar, Euro, GB Pound and Japanese Yen. Local currencies can be defined as the currency of the issuer based in emerging market countries worldwide (e.g., Brazil bonds issued in Brazilian Real). The Fund will not be managed relative to an index. The Fund uses the market value of its derivative contracts for the purposes of its 80% investment policy in credit related instruments.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Corporate Bonds.   An issuer of corporate bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of derivative instruments, including swaps, for the purpose of gaining exposure to corporate bonds.
Convertible Instruments.   The Fund may invest in convertible bonds, warrant-linked bonds and similar convertible instruments issued by domestic or international issuers. Convertible securities, which are issued by companies of all sizes and market capitalizations, include, but are not limited to: corporate bonds, contingent convertible securities, debentures, notes or preferred stocks and their hybrids that can be converted into (exchanged for) common stock or other securities, such as warrants or options, which provide an opportunity for equity participation. A contingent convertible security is a hybrid debt security typically issued by a non-U.S. bank that may be convertible into equity or may be written down if a pre-specified trigger event occurs. The Fund may invest in securities of any market capitalization, and may from time to time invest a significant amount of its assets in securities of smaller companies. The Fund’s investments may be of any maturity.

Syndicated Corporate Loans.   A syndicated loan is a loan offered to a borrower by a group, or syndicate, of lenders. Syndicated loans (also called senior loans) generally are in the form of term loans and/or revolving credit lines. Syndicated loans generally hold the most senior position in the capital structure of a borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the borrower. Typically, in order to borrow money pursuant to a syndicated loan, a borrower will, for the term of the syndicated loan, pledge collateral (subject to typical exceptions), including (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of syndicated loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a syndicated loan may be secured only by stock in the borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a borrower’s obligations under a syndicated loan.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. These investment opportunities may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
Special Situations and Stressed Investments.   The Fund may invest in debt as well as preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other stressed issuers. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received.
Derivatives.   The Fund will invest, either directly or indirectly (e.g. via derivatives such as credit linked notes, foreign exchange forwards, non-deliverable forwards, total return swaps, interest rate swaps, currency swaps, options, futures, swaptions and credit default swaps), primarily in credit related instruments that are non-investment grade. Derivatives, which are instruments that have a value based on another instrument, interest rate, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options, swaps and forwards as tools in the management of portfolio assets. The Fund may use such derivatives through either the creation of long and short positions to hedge various investments, for investment purposes, for risk management and/or in a manner intended to increase income or gain to the Fund, such as from currency movements. The Fund may also use repurchase and reverse repurchase agreements.
Other Types of Investments.   The Fund may also invest in distressed securities, notes, bills, debentures, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. The Fund may also purchase common shares and other equity securities outright or incident to the purchase or ownership of a syndicated loan or corporate bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use derivatives to gain investment exposure to credit instruments, provide down side protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   The credit instruments in which the Fund may mainly invest may be rated below investment grade. Securities rated below investment grade are those that, at the time of investment, are rated “Ba1” or lower by Moody’s, or “BB+” or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund focuses on investments in non-U.S. entities, including issuers in emerging markets. The Fund’s investments will be denominated in the U.S. Dollar, in currencies of other developed countries, and in currencies of the local emerging market countries. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
Leverage
The Fund intends to use leverage to pursue its investment objective, including by borrowing funds from banks or other financial institutions, investing in derivative instruments with leverage embedded in them, and/or issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 33 1∕3% of its total assets (50% of its net assets). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The Fund may also use leverage to fund distributions and its quarterly repurchase offers.
The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the Shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the NAV per Share to a greater extent than if the Fund did not utilize leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of the Shares. During periods in which the Fund is using leverage, the fees paid to Destra and BlueBay, respectively, will be higher than if the Fund did not use leverage, because the fees paid will be calculated on the basis of the Fund’s managed assets, which includes the proceeds from leverage. The Fund’s leverage strategy may not be successful.
Certain types of leverage by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Destra does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with its investment objective and policies if the Fund were to use leverage.
Under the 1940 Act, the Fund is not permitted to issue senior securities if, immediately after the issuance of such senior securities, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to senior securities representing indebtedness (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of assets). The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through share repurchases), if immediately after doing so it will have an asset coverage ratio of less than 300%. Under the 1940 Act, certain short-term borrowings (such as for cash management purposes) are not subject to these limitations if  (i) repaid within 60 days, (ii) not extended or renewed and (iii) not in excess of 5% of the total assets of the Fund.
The Fund may leverage its portfolio by entering into one or more credit facilities. If the Fund enters into a credit facility, the Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund would also likely have to indemnify the lenders under the credit facility against liabilities they may incur in connection therewith. In addition, the Fund expects that any credit facility would contain covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change certain of its investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund expects that any credit facility would have customary covenants and default provisions. There can be no assurances that the Fund will enter into an agreement for a credit facility, or one on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, a credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of debt securities or by the use of other forms of leverage.
The Fund may also use derivative strategies that have economic leverage embedded in them. The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.
For risks associated with the Fund’s leverage strategies and the transactions associated therewith, see “Types of Investments and Related Risks.”
Temporary Investments
For defensive purposes, including during periods in which Destra and BlueBay determine that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily deviate from its investment strategies and objective. During such periods, the Fund may invest all or a portion of its total assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities which have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; credit-linked notes or repurchase agreements with respect to any of the foregoing. In addition, the Fund may also make these types of investments to comply with regulatory or contractual requirements, including with respect to leverage restrictions, or to keep cash fully invested pending the investment of assets. It is impossible to predict when, or for how long, the Fund will use these strategies. There can be no assurance that such strategies will be successful. The Fund is not required to adopt defensive positions or hedge its investments and may choose not to do so even in periods of extreme market volatility and economic uncertainty.
Segregation and Cover Requirements
As a closed-end investment company registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various SEC and SEC staff interpretive positions. In accordance with these laws, rules and positions, the Fund may “set aside” liquid assets (often referred to as “asset segregation”), or engage in other SEC- or staff-approved measures, to “cover” open positions with respect to certain kinds of derivatives and certain other portfolio transactions that could be considered “senior securities” as defined in Section 18(g) of the 1940 Act. With respect to certain derivatives that are contractually required to cash settle, for example, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. The Fund may enter into agreements with a futures commission merchant which provides for cash settlement of the Fund’s physical deliverable futures contracts. If this occurs, the Fund will treat such futures contracts as being cash-settled for purposes of determining the Fund’s asset coverage requirements. The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time announced by the SEC or its staff regarding asset segregation. These segregation and coverage requirements could result in the Fund’s maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.
Portfolio Turnover
The Fund is actively managed, and accordingly, it is possible that the portfolio turnover rate may exceed 100% in any fiscal year. The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. Portfolio turnover may have certain adverse tax consequences for Shareholders.

TYPES OF INVESTMENTS AND RELATED RISKS
Investing in the Fund involves risks, including the risk that an investor may receive little or no return on his, her or its investment or that an investor may lose part or all of such investment. Therefore, investors should consider carefully the following principal risks before investing in the Fund. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund and the Shares. Prospective investors should read this entire prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the investment program of the Fund changes or develops over time, an investment in the Fund may be subject to risks not described in this prospectus and different risks may be more significant at different times. During the pendency of this Offering, the Fund will update this prospectus to account for any material changes in the risks involved with an investment in the Fund.
In this section, the term “Advisers” refers to both Destra and/or BlueBay, as applicable.
Principal Risks Relating to Investment Strategies and Fund Investments
Investment and Market Risk.   An investment in the Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the portfolio of senior loans, corporate bonds and other securities and loans owned by the Fund, and the value of these securities and loans may fluctuate, sometimes rapidly and unpredictably. For instance, during periods of global economic downturn, the secondary markets for senior loans and investments with similar economic characteristics (such as second lien loans and unsecured loans) and corporate bonds can experience sudden and sharp price swings, which can be exacerbated by large or sustained sales by major investors in these markets, a high-profile default by a major borrower, movements in indices tied to these markets or related securities or investments, or a change in the market’s perception of senior loans and investments with similar economic characteristics (such as second lien loans and unsecured loans) and corporate bonds. At any point in time, an investment in the Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund, if any, and the ability of Shareholders to reinvest dividends. The Fund anticipates using leverage, which will magnify the Fund’s risks and, in turn, the risks to the Shareholders. Use of leverage is subject to the risks described below under “— Risks Relating to the Fund’s Investment Program — Leverage Risk.”
Credit Risk.   Credit risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer’s ability or willingness to make such payments. Credit risk may be heightened for the Fund because it will invest in below investment grade securities. While a senior position in the capital structure of a borrower may provide some protection with respect to the Fund’s investments in loans, losses may still occur because the market value of the loans is affected by the creditworthiness of the borrowers and by general economic and industry-specific conditions. To the extent the Fund invests in below investment grade securities or loans, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Some senior loans are not readily marketable and may be subject to restrictions on resale. Senior loans generally are not listed on any national securities exchange and no active trading market may exist for the senior loans in which the Fund may invest. When a secondary market exists, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale. Further, the lack of an established secondary market for illiquid securities may make it more difficult to value such securities, which may negatively affect the price the Fund would receive upon disposition of such securities. The Adviser’s judgment may play a greater role in the valuation process. See “— Valuation Risk.”

Event-Driven Strategy Risk.   Generally, the success of an event-driven strategy depends on the success of the prediction of whether the anticipated corporate event occurs or a successful outcome is achieved as a result of the event. Investing in or seeking exposure to companies in anticipation of an event carries the risk that the event may not happen or may take considerable time to unfold, it may happen in modified or conditional form, or the market may react differently than expected for the event, in which case the Fund may experience loss or fail to achieve a desired rate of return. For example, the consummation of mergers, exchange offers, tender offers and other similar transactions or of restructurings, liquidations, spin-offs or other special situations can be prevented or delayed, or the terms changed, by a variety of factors. If the proposed transaction later appears unlikely to be consummated or is delayed, the market price of the securities may decline by more than the difference between the purchase price and the anticipated consideration to be paid, resulting in a loss to the Fund. The Fund may also incur losses unwinding its event-driven positions in the event that a proposed merger or other corporate event does not occur as expected by the Advisers determines the position no longer represents an attractive investment opportunity for the Fund. In addition, certain events, such as companies emerging from bankruptcy or restructurings resulting from bankruptcy, carry additional risks because of the issuer’s financial fragility and the likelihood that its management has little experience with bankruptcy, and the securities of such companies may be more likely to lose value than the securities of more financially stable companies. It also may be difficult to obtain complete financial information about companies involved in certain situations. Event-driven strategies may fail when adequate information about the event is unavailable or information available is improperly analyzed. The actions of other market participants may also disrupt the events on which the Fund’s event-driven strategy depends. The event-driven strategy may employ techniques that are not designed to benefit from general market appreciation or improved economic conditions in the global economy. Accordingly, the event-driven strategy may underperform the broader investment markets under certain market conditions, such as periods when there is rapid appreciation in the investment markets.
Focused Investment Risk.   To the extent that the Fund focuses its investments in a particular sector, the NAV of the common shares will be more susceptible to events or factors affecting companies in that sector. These may include, but are not limited to, governmental regulation, inflation, rising interest rates, cost increases in raw materials, fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, competition from new entrants, high research and development costs, increased costs associated with compliance with environmental or other regulation and other economic, market, political or other developments specific to that sector. Also, the Fund may invest a substantial portion of its assets in companies in related sectors that may share common characteristics, are often subject to similar business risks and regulatory burdens and whose securities may react similarly to the types of events and factors described above, which will subject the Fund to greater risk. The Fund also will be subject to focused investment risk to the extent that it invests a substantial portion of its assets in a particular country or geographic region.
Senior Loans Risk.   The senior loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. As a result, although senior loans are senior and typically secured in a first or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such senior loans are generally similar to the risks of other below investment grade fixed income instruments. See “— Below Investment Grade Rating Risk.” Investments in below investment grade senior loans are considered speculative because of the credit risk of the borrowers. Such borrowers are more likely than investment grade borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the net asset value of the Shares and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a senior loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value. Senior loans are subject to a number of risks described elsewhere in this prospectus, including non-payment of principal, liquidity risk and the risk of investing in below investment grade fixed income instruments.
Senior loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Shares. There can be no assurance that the liquidation of any collateral securing a senior loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a senior loan. The collateral securing a senior loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a borrower. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of senior loans including, in certain circumstances, invalidating such senior loans or causing interest previously paid to be refunded to the borrower. Additionally, a senior loan may be “primed” in bankruptcy, which reduces the ability of the holders of the senior loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing senior loans or secured corporate bonds.
There may be less readily available information about most senior loans and the borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act, and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Senior loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and in addition are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a borrower’s credit quality rather than on any available independent sources.
The secondary trading market for senior loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain senior loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, investments in bank loans may not be securities and may not have the protections of the federal securities laws.
Senior loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Shares. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the net asset value of Shares. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in stock prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of senior loans and other debt obligations, impairing the net asset value of the Shares.
Senior loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of Destra, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Senior Loan may be adversely affected.
The Fund expects to acquire senior loans primarily through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation and (ii) both the borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions.” Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the senior loan.
Subordinated Loans Risk.   Subordinated loans generally are subject to similar risks as those associated with investments in senior loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a subordinated loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated loans are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated loans generally have greater price volatility than senior loans and may be less liquid.
Covenant-Lite Loans Risk.   There may be instances in which the Fund invests in covenant-lite loans, which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the Fund’s ability to reprice credit risk associated with the issuer and reduce the Fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s revenues, net income and NAV.
Corporate Bond Risk.   The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the borrower, such as investors’ perceptions of the creditworthiness of the borrower, the borrower’s financial performance, perceptions of the borrower in the market place, performance of management of the borrower, the borrower’s capital structure and use of financial leverage and demand for the borrower’s goods and services. Certain risks associated with investments in corporate bonds are described elsewhere in this prospectus in further detail, including under “— Credit Risk,” “— Prepayment and Maturity Extension Risk” and “— Inflation/ Deflation Risk.” There is a risk that the borrowers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest in corporate bonds that are high yield issues rated below investment grade. High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse borrower-specific developments. High yield corporate bonds are subject to the risks described under “— Below Investment Grade Rating Risk.”
Interest Rate Risk.   The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objective and the Fund’s rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for the Fund’s financing needs, if any.
Interest rates have recently been at or near historic lows. The historically low interest rate environment increases the risks associated with rising interest rates, including the potential for periods of volatility. The

Fund currently faces a heightened level of interest rate risk, especially since the Federal Reserve Board has ended its quantitative easing program and has begun to increase certain benchmark interest rates. In the event of a rising interest rate environment, payments under floating rate debt instruments would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including: (i) a subsequent characterization of an investment as a “fraudulent conveyance;” (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Collateralized Loan Obligations (CLOs) Risk.   The Fund may invest in CLO securities. It is possible that the underlying obligations of CLOs in which the Fund invests will include subordinated loans; (ii) debt tranches of other CLOs; and (iii) equity securities incidental to investments in senior loans. Holders of such securities are subject to a number of risks, including the credit, liquidity, counterparty and other risks detailed below under “— Structured Products Risk,” and other market and asset specific risks.
CLO Securities are typically privately offered and sold and may be thinly traded or have a limited trading market. As a result, investments in CLO securities may be characterized by the Fund as illiquid securities. In addition to the general risks associated with debt securities discussed above, CLOs carry additional risks, including: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; and (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches of the CLOs.
CLOs issue securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations. The subordinated (or residual) tranches do not receive ratings. Below investment grade tranches of CLO Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO.
The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.
The Fund may invest in any portion of the capital structure of CLOs (including the subordinated or residual tranche). As a result, the CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.
The transaction documents relating to the issuance of CLO Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO securities. Furthermore, CLO securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.
Payments to holders of CLO securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the Borrower of the related CLO securities to pay such deficiency will be extinguished.
The market value of CLO securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.
Asset-Backed Securities Risk.   Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   Debt instruments that are rated below investment grade are often referred to as “high yield” securities or “junk bonds.” Below investment grade senior loans, high-yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a corporate bond and senior loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the borrower’s financial condition. Below investment grade corporate bonds and senior loans and similar instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some borrowers issuing such corporate bonds, senior loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade corporate bonds and senior loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objectives will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund may invest in debt instruments, including securities of stressed issuers, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or “CCC+” or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. See “— Special Situations and Stressed Investments Risk.”
Special Situations and Stressed Investments Risk.   The Fund will invest in special situation investments. Although such investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain accurate information as to the financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make such investments when the Advisers believe it is reasonably likely that the stressed issuer will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for a special situation investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the special situation investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the special situation investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in special situation investments, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by special situation investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the special situation investments or a payment of some amount in satisfaction of the obligation).

Even if an exchange offer is made or plan of reorganization is adopted with respect to special situation investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of special situation investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Inflation/Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to the Shareholders. Deflation risk is the risk that prices throughout the economy decline over time– the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of borrowers and may make borrower defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Structured Products Risk.
General.   The Fund may invest in structured products, including, without limitation, CLO securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The risks associated with investments in CLO securities are described above under “Collateralized Loan Obligations (CLOs) Risk.”
The Fund may have the right to receive payments only from the structured product and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds (or loans) and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of any factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on a structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity of the structured product. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities, described above under “— Below Investment Grade Rating Risk.” Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Structured Notes Risk.   Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
Non-U.S. Securities Risk.   Investments in certain non-U.S. securities involve factors not typically associated with investing in the United States or other developed countries, including risks relating to: (i) differences between U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; the absence of uniform accounting, auditing and financial reporting standards, practices, and disclosure requirements; and less government supervision and regulation; (ii) other differences in law and regulation, including fewer investor protections, less stringent fiduciary duties, less developed bankruptcy laws and difficulty in enforcing contractual obligations; (iii) certain economic and political risks, including potential economic, political or social instability; exchange control regulations; restrictions on foreign investment and repatriation of capital, possibly requiring government approval; expropriation or confiscatory taxation; other government restrictions by the United States or other governments; higher rates of inflation; higher transaction costs; and reliance on a more limited number of commodity inputs, service providers, and/or distribution mechanisms; and (iv) the possible imposition of local taxes on income and gains recognized with respect to securities and assets. Certain non-U.S. markets may rely heavily on particular industries or non-U.S. capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures. International trade barriers or economic sanctions against non-U.S. countries, organizations, entities and/or individuals may adversely affect the Fund’s non-U.S. holdings or exposures. Certain non-U.S. investments may become less liquid in response to social, political or market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil. Certain non-U.S. investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When the Fund holds illiquid investments, its portfolio may be harder to value, especially in changing markets. The risks of investments in emerging markets, as described below and including the risks described above, are usually greater than the risks involved in investing in more developed markets. Because non-U.S. securities may trade on days when the Shares are not priced, the Fund’s NAV may change at times when Shares cannot be sold.
Rules adopted under the 1940 Act permit the Fund to maintain its non-U.S. securities and foreign currency in the custody of certain eligible non-U.S. banks and securities depositories, and the Fund generally holds its non-U.S. securities and foreign currency in foreign banks and securities depositories. Some foreign banks and securities depositories may be recently organized or new to the foreign custody business. In addition, there may be limited or no regulatory oversight of their operations. Also, the laws of certain countries limit the Fund’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for the Fund to buy, sell and hold securities in certain foreign markets than in the United States. The increased expense of investing in foreign markets reduces the amount the Fund can earn on its investments and typically results in a higher operating expense ratio for the Fund than for investment companies invested only in the United States.
Certain banks in foreign countries may not be eligible sub-custodians for the Fund, in which event the Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or the Fund may incur additional costs and delays in providing transportation and custody services for such securities outside of such countries. The Fund may encounter difficulties in effecting portfolio transactions on a timely basis with respect to any securities of issuers held outside their countries.

The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position. Certain foreign economies may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. In addition, the governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries. Any of these actions could severely affect securities prices or impair the Fund’s ability to purchase or sell non-U.S. securities or transfer the Fund’s assets or income back into the United States, or otherwise adversely affect the Fund’s operations. In addition, the U.S. government has from time to time in the past imposed restrictions, through penalties and otherwise, on foreign investments by U.S. investors such as the Fund. If such restrictions should be reinstituted, it might become necessary for the Fund to invest all or substantially all of its assets in U.S. securities.
Other potential foreign market risks include foreign exchange controls, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing legal judgments in foreign courts and political and social instability. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund’s investments.
In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Accounting standards in other countries are not necessarily the same as in the United States. If the accounting standards in another country do not require as much detail as U.S. accounting standards, it may be harder for the Advisers to completely and accurately determine a company’s financial condition.
Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as such regulations exist in the United States. They also may not have laws to protect investors that are comparable to U.S. securities laws. For example, some foreign countries may have no laws or rules against insider trading. Insider trading occurs when a person buys or sells a company’s securities based on material non-public information about that company. In addition, some countries may have legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its non-U.S. securities.
Settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of U.S. investments. Communications between the United States and foreign countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates in markets that still rely on physical settlement. At times, settlements in certain foreign countries have not kept pace with the number of securities transactions. These problems may make it difficult for the Fund to carry out transactions. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may be uninvested with no return earned thereon for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Fund could be liable for any losses incurred.
While the volume of transactions effected on foreign stock exchanges has increased in recent years, it remains appreciably below that of U.S. exchanges. Accordingly, the Fund’s non-U.S. securities may be less liquid and their prices may be more volatile than comparable investments in securities in U.S. companies.
A number of countries have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. In accordance with the 1940 Act, the Fund may invest up to 10% of its total assets in securities of closed-end investment companies, not more than 5% of which may be invested in any one such company. This restriction on investments in securities of closed-end investment companies may limit opportunities for the Fund to invest indirectly in certain smaller capital markets. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their NAVs. If the Fund acquires shares in closed-end investment companies, Shareholders would bear both their proportionate share of the Fund’s expenses (including investment advisory fees) and, indirectly, the expenses of such closed-end investment companies. The Fund also may seek, at its own cost, to create its own investment entities under the laws of certain countries.
Emerging Markets Risk.   The Fund may invest in non-U.S. securities of issuers in so-called “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. “Emerging market” countries generally include all countries in the following regions: Asia (excluding Japan), Eastern Europe, Middle East, Africa and Latin America, or such countries as reasonably determined by Destra or BlueBay from time to time. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack, or relatively early development, of legal structures governing private and foreign investments and private property.
Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.
Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.
Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There are no assurances that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasiveness of corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.
Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments. Sometimes, they may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.
Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost. The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.
Foreign Currency Risk.   Investments made by the Fund, and the income received by the Fund with respect to such investments, may be denominated in various non-U.S. currencies. However, the books of the Fund are maintained in U.S. dollars. Accordingly, changes in currency values may adversely affect the U.S. dollar value of portfolio investments, interest and other revenue streams received by the Fund, gains and losses realized on the sale of portfolio investments, and the amount of distributions, if any, made by the Fund. In addition, the Fund may incur substantial costs in converting investment proceeds from one currency to another. The Fund may enter into derivative transactions designed to reduce such currency risks. Furthermore, the portfolio companies in which the Fund invests may be subject to risks relating to changes in currency values. If a portfolio company suffers adverse consequences as a result of such changes, the Fund may also be adversely affected as a result.
Sovereign Government and Supranational Debt Risk.   Investments in sovereign debt involve special risks. Foreign governmental issuers of debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due. In the event of default, there may be limited or no legal recourse in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Political conditions, especially a sovereign entity’s willingness to meet the terms of its debt obligations, are of considerable significance. The ability of a foreign sovereign issuer, especially an emerging market country, to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Also, there can be no assurances that the holders of senior loans to the same sovereign entity may not contest payments to the holders of sovereign debt in the event of default under senior loan agreements. In addition, there is no bankruptcy proceeding with respect to sovereign debt on which a sovereign has defaulted and the Fund may be unable to collect all or any part of its investment in a particular issue. Foreign investment in certain sovereign debt is restricted or controlled to varying degrees, including requiring governmental approval for the repatriation of income, capital or proceeds of sales by foreign investors. These restrictions or controls may at times limit or preclude foreign investment in certain sovereign debt and increase the costs and expenses of the Fund.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

Derivatives Risk.
General Risks Associated with Derivatives.   The Fund may use derivative instruments including, in particular, swaps (including, total return swaps), synthetic securities, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, these derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a derivative for speculative purposes, the Fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost. The use of derivatives may involve substantial leverage. The use of derivatives may subject the Fund to various risks, including, but not limited to, the following:
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Counterparty Risk.   The risk that the counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar derivatives will not be able to honor its financial obligations. Certain participants in the derivatives market, including larger financial institutions, have experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

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Currency Risk.   The risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

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Leverage Risk.   The risk associated with certain types of derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

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Liquidity Risk.   The risk that certain instruments may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC derivative transactions. The illiquidity of OTC derivative transactions may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. Such illiquidity may also make it more difficult for the Fund to ascertain the market value of derivatives.

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Correlation Risk.   The risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

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Index Risk.   If the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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Regulatory Risk.   Various legislative and regulatory initiatives may impact the availability, liquidity and cost of derivatives, including potentially limiting or restricting the ability of the Fund to use certain derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective. See “— Legislation and Regulation Risk.”

Furthermore, the Fund’s ability to successfully use derivatives depends on the Adviser’s ability to predict pertinent securities prices, interest rates, currency exchange rates and other economic factors, which cannot be assured. Additionally, segregated liquid assets, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to derivatives are not otherwise available to the Fund for investment purposes.
Swaps Risk.   The Fund may also invest in credit default swaps, total return swaps and interest rate swaps, all of which are derivative instruments. In a total return swap, the Fund pays the counterparty a floating short-term interest rate and receives in exchange the total return of underlying reference assets. The Fund bears the risk of changes in value in the underlying reference assets. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments.
In a credit default swap, the protection “buyer” may be obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract, provided that no credit event on the reference obligation occurs. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional amount) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or if the swap is cash settled the seller may be required to deliver the related net cash amount (the difference between the market value of the reference obligation and its par value). The credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Fund. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund will generally receive no payments from its counterparty under the swap if the swap is held through its termination date. However, if a credit event occurs, the buyer generally may elect to receive the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its total assets, the Fund would be subject to investment exposure on the notional amount of the swap.
Credit default swap agreements involve greater risks than if the Fund had taken a position in the reference obligation directly (either by purchasing or selling) since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. A buyer generally will also lose its upfront payment or any periodic payments it makes to the seller counterparty and receive no payments from its counterparty should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional amount it pays to the buyer, resulting in a loss of value to the seller. A seller of a credit default swap or similar instrument is exposed to many of the same risks of leverage since, if a credit event occurs, the seller generally will be required to pay the buyer the full notional amount of the contract net of any amounts owed by the buyer related to its delivery of deliverable obligations. The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Fund). The Fund will at all times segregate or designate on its books and records in connection with each such transaction liquid assets or cash with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty) on a marked-to-market basis (as required by the clearing organization with respect to cleared swaps or as calculated pursuant to requirements of the SEC). If the Fund is a seller of protection in a credit default swap transaction, it will designate on its books and records in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract. Such designation will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will avoid any potential leveraging of the Fund’s portfolio. Such designation will not limit the Fund’s exposure to loss.
In addition, the credit derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the credit derivatives market could adversely affect the Fund’s ability to successfully use credit derivatives.

The Fund would typically have to post collateral to cover its potential obligation under a swap. Swap transactions may be subject to market risk, liquidity risk, counterparty risk and risk of imperfect correlation between the value of such instruments and the underlying assets, and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to the swap generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. The Fund will “cover” its swap positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.
Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, may be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty and may be exchange traded. Certain risks are reduced (but not eliminated) if the Fund invests in cleared or exchange-traded swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free. However, clearing may subject the Fund to increased costs or margin requirements. There is no guarantee that a swap market will continue to provide liquidity. If the Advisers are incorrect in their forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.
The Fund, to the extent permitted under applicable law, may enter into “swaptions,” which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement and may incur a loss, which may be substantial.
Among the income producing securities in which the Fund may invest are credit-linked securities, which are issued by a limited purpose trust or other vehicle that, in turn, invests in a derivative or basket of derivatives, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in these credit-linked securities represent the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the derivatives and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive. The Fund’s investments in these instruments are indirectly subject to the risks associated with derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
The OTC derivatives markets have recently become subject to comprehensive statutes and regulations. In particular, in the United States, the Dodd-Frank Act requires that certain derivatives with U.S. persons must be executed on a regulated market and a substantial portion of OTC derivatives must be submitted for clearing to regulated clearinghouses. As a result, swap transactions entered into by the Fund may become subject to various requirements applicable to swaps under the Dodd-Frank Act, including clearing, exchange-execution, reporting and recordkeeping requirements, which may make it more difficult and costly for the Fund to enter into swap transactions and may also render certain strategies in which the Fund might otherwise engage impossible or so costly that they will no longer be economical to implement. Furthermore, the number of counterparties that may be willing to enter into swap transactions with the Fund may also be limited if the swap transactions with the Fund are subject to the swap regulation under the Dodd-Frank Act.
Credit default and total return swap agreements may effectively add leverage to the Fund’s portfolio because, in addition to its total assets, the Fund would be subject to investment exposure on the notional amount of the swap. Total return swap agreements are subject to the risk that a counterparty will default on its payment obligations to the Fund thereunder. The Fund is not required to enter into swap transactions for hedging purposes or to enhance income or gain and may choose not to do so. In addition, the swaps market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the swaps market could adversely affect the Fund’s ability to successfully use swaps.
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund will “cover” its options and futures positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.
The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes, or to seek to enhance income or gain, in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid assets have been placed in a segregated account, or earmarked, on the books of or with a custodian to fulfill the obligation undertaken. The sale of a put option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated or earmarked assets.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Repurchase Agreements and Reverse Repurchase Agreements Risk.   The Fund may invest in repurchase agreements. Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.
Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and corporate bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.
Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.
When-Issued Securities, Forward Commitments and Delayed Delivery Transactions Risk.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future (sometimes referred to as “delayed delivery”), in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.
Short Sales Risk.   The Fund may engage in short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, in order to maintain portfolio flexibility or to enhance income or gain.
When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.
The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.
Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.
Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of, or earmark, cash or liquid assets with a broker or custodian to cover the Fund’s short position. Generally, assets that are earmarked, or held in a segregated account, cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. Additionally, the Fund must maintain sufficient liquid assets, less any additional collateral pledged to the broker, marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.
In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.
Liquidity Risk.   The Fund may invest without limitation in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities may also be more difficult to value, especially in challenging markets. The Advisers’ judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period.
To the extent that the traditional dealer counterparties that engage in debt trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time, relatively low levels of dealer inventories could lead to decreased liquidity and increased volatility in the debt markets. Additionally, market participants other than the Fund may attempt to sell debt holdings at the same time as the Fund, which could cause downward pricing pressure and contribute to illiquidity.

Management Risk.   The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Non-Principal Risks Relating to Fund Investments
Risks Associated with Investments in Equity Securities Incidental to Investments in Loans.   From time to time, the Fund also may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a loan or other debt instruments or in connection with a reorganization of a borrower. Investments in equity securities incidental to investments in loans or other debt instruments entail certain risks in addition to those associated with investments in loans or other debt instruments. Because equity is merely the residual value of a borrower after all claims and other interests, it is inherently more risky than loans or other debt instruments of the same borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the net asset value of the Shares. The Fund frequently may possess material non-public information about a borrower as a result of its ownership of a loan or other debt instruments of a borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the borrower when it would otherwise be advantageous to do so.
LIBOR Risk.   Many financial instruments may be tied to the London Interbank Offered Rate (“LIBOR”) to determine payment obligations, financing terms, hedging strategies, or investment value. LIBOR is the offered rate for short-term Eurodollar deposits between major international banks. On July 27, 2017, the head of the UK Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. Regulators and industry working groups have suggested alternative reference rates, but global consensus is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. As such, the transition away from LIBOR may lead to increased volatility and illiquidity in markets that are tied to LIBOR, reduced values of LIBOR-related investments, and reduced effectiveness of hedging strategies, adversely affecting the Fund’s performance or NAV. In addition, the alternative reference rate may be an ineffective substitute resulting in prolonged adverse market conditions for the Fund.
In 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) warned that LIBOR may cease to be available or appropriate for use by 2021. The unavailability of LIBOR presents risks to the Fund, including the risk that any pricing or adjustments to the Fund’s investments resulting from a substitute reference rate may adversely affect the Fund’s performance and/or NAV.
Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of loans or corporate bonds and this may increase the volatility of the net asset value of the Shares.
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   The Fund may invest in debt securities and other obligations of stressed issuers. Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund. The Fund may also invest in equity securities of companies involved in, or that have recently completed, bankruptcy or other reorganization proceedings.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely affect the Fund’s securities.
U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the level of credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. However, in 2011 S&P downgraded its rating of U.S. government debt, suggesting an increased credit risk. Shortly thereafter, S&P also downgraded the long-term credit ratings of U.S. government-sponsored enterprises. Further downgrades could have an adverse impact on the price and volatility of U.S. government debt instruments. Like other debt securities, the values of U.S. government debt securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. In addition, economic events within and outside of the United States may negatively affect the value of U.S. government debt securities. See “— Risks Relating to the Fund’s Investment Program — U.S. Credit Rating and European Economic Crisis Risk.”
Equity Securities Risk.   Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly under-performed relative to fixed income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers.
Investments in ADRs, European depositary receipts (“EDRs”), global depositary receipts (“GDRs”) and other similar global instruments are generally subject to risks associated with equity securities and investments in non-equity securities. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. See “— Depositary Receipts.”
Dividends.   The Fund may invest in equity securities. Dividends relating to these equity securities may not be fixed but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. Dividend producing equity securities, in particular those whose market price is closely related to their yield, may exhibit greater sensitivity to interest rate changes. The Fund’s investments in dividend producing equity securities may also limit its potential for appreciation during a broad market advance.
The prices of dividend producing equity securities can be highly volatile. Investors should not assume that the Fund’s investments in these securities will necessarily reduce the volatility of the Fund’s NAV or provide “protection,” compared to other types of equity securities, when markets perform poorly.
Smaller Capitalization Company Risk.   The Fund may invest from time to time in smaller and midsize companies. Smaller capitalization companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. If a product fails or there are other adverse developments, or if management changes, the Fund’s investment in a smaller capitalization company may lose substantial value. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts.
The securities of smaller capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization securities or the market as a whole. In addition, smaller capitalization securities may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Investing in smaller capitalization securities requires a longer term view.
Small and Mid-Cap Stock Risk.   The Fund may invest in companies with small or medium capitalizations. Smaller and medium capitalization stocks can be more volatile than, and perform differently from, larger capitalization stocks. There may be less trading in a smaller or medium company’s stock, which means that buy and sell transactions in that stock could have a larger impact on the stock’s price than is the case with larger company stocks. Smaller and medium company stocks may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Smaller and medium companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller and medium company’s stock price than is the case for a larger company. As a result, the purchase or sale of more than a limited number of shares of a small and medium company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium company stocks may not be well known to the investing public.

Investments in Unseasoned Companies Risk.   The Fund may invest in the securities of smaller, less seasoned companies. These investments may present greater opportunities for growth but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Fund may invest will be start-up companies, which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies, which may or may not be in the same industry, may have substantially greater financial resources than many of the companies in which the Fund may invest.
Securities of Smaller and Emerging Growth Companies.   Investment in smaller or emerging growth companies involves greater risk than is customarily associated with investments in more established companies. The securities of smaller or emerging growth companies may be subject to more abrupt or erratic market movements than larger, more established companies or the market average in general. These companies may have limited product lines, markets or financial resources, or they may be dependent on a limited management group.
While smaller or emerging growth company issuers may offer greater opportunities for capital appreciation than large cap issuers, investments in smaller or emerging growth companies may involve greater risks and thus may be considered speculative. Full development of these companies and trends frequently takes time.
Small cap and emerging growth securities will often be traded only in the OTC market or on a regional securities exchange and may not be traded every day or in the volume typical of trading on a national securities exchange. As a result, the disposition by the Fund of portfolio securities may require the Fund to make many small sales over a lengthy period of time, or to sell these securities at a discount from market prices or during periods when, in Fund management’s judgment, such disposition is not desirable.
The process of selection and continuous supervision by Fund management does not guarantee successful investment results. Careful initial selection is particularly important in this area as many new enterprises have promise but lack certain of the fundamental factors necessary to prosper.
The Fund may invest in securities of small issuers in the relatively early stages of business development that have a new technology, a unique or proprietary product or service, or a favorable market position. Such companies may not be counted upon to develop into major industrial companies.
Growth Stock Risk.   Securities of growth companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. Stocks of companies the Advisers believe are fast growing may trade at a higher multiple of current earnings than other stocks. The values of these stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. Earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth. If the Adviser’s assessment of the prospects for a company’s earnings growth is wrong, or if the Adviser’s judgment of how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or may not approach the value that Destra has placed on it.
Value Stock Risk.   The Advisers may be wrong in their assessment of a company’s value and the stocks the Fund owns may not reach what the Advisers believe are their full values. A particular risk of the Fund’s value stock investments is that some holdings may not recover and provide the capital growth anticipated or a stock judged to be undervalued may actually be appropriately priced. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings, and industrial production. The market may not favor value-oriented stocks and may not favor equities at all. During those periods, the Fund’s relative performance may suffer.

Risks Associated with Private Company Investments.   At any given time, the Fund anticipates making investments in private companies that the Fund may need to hold for several years or longer. The Fund may invest in equity securities or debt securities, including debt securities issued with warrants to purchase equity securities or that are convertible into equity securities, of private companies. The Fund may enter into private company investments identified by the Advisers, or may co-invest in private company investment opportunities owned or identified by other third-party investors, such as private equity firms, with which none of the Fund nor Destra nor BlueBay is affiliated. However, the Fund does not intend to invest in hedge funds or private equity funds.
Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles and are not required to maintain effective internal controls over financial reporting. As a result, the Advisers may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives.
Private Company Management Risk.   Private companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company. The Fund generally does not intend to hold controlling positions in the private companies in which it invests. As a result, the Fund is subject to the risk that a company may make business decisions with which the Fund disagrees and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity of such private investments, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a private portfolio company and may therefore suffer a decrease in the value of the investment.
Private Company Liquidity Risk.   Securities issued by private companies are typically illiquid. If there is no readily available trading market for privately issued securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded. See “— Liquidity Risk.”
Private Company Valuation Risk.   There is typically not a readily available market value for the Fund’s private investments. The Fund values private company investments in accordance with valuation guidelines adopted by the Board, that the Board, in good faith, believes are designed to accurately reflect the fair value of securities valued in accordance with such guidelines. The Fund is not required to but may utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. Valuation of private company investments may involve application of one or more of the following factors: (i) analysis of valuations of publicly traded companies in a similar line of business; (ii) analysis of valuations for comparable merger or acquisition transactions; (iii) yield analysis; and (iv) discounted cash flow analysis. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the amounts the Fund may realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s investments that have no readily available market values may differ from the impact of such changes on the readily available market values for the Fund’s other investments. The Fund’s NAV could be adversely affected if the Fund’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such investments.
Reliance on the Advisers.   The Fund may enter into private investments identified by the Advisers, in which case the Fund will be more reliant upon the ability of Advisers to identify, research, analyze, negotiate and monitor such investments, than is the case with investments in publicly traded securities. As little public information exists about many private companies, the Fund will be required to rely on diligence efforts to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. The costs of diligencing, negotiating and monitoring private investments will be borne by the Fund, which may reduce the Fund’s returns.
Co-Investment Risk.   The Fund may also co-invest in private investments sourced by third-party investors unaffiliated with either the Fund, Adviser or Sub-Adviser, such as private equity firms. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the lead investor in the transaction. To the extent that the lead investor in such a co-investment opportunity assumes control of the management of the private company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate and monitor such investments, but also on the lead investor’s ability to successfully oversee the operation of the company’s business. The Fund’s ability to dispose of such investments is typically severely limited, both by the fact that the securities are unregistered and illiquid and by contractual restrictions that may preclude the Fund from selling such investment. Often, the Fund may exit such investment only in a transaction, such as an initial public offering or sale of the company, on terms arranged by the lead investor. Such investments may be subject to additional valuation risk, as the Fund’s ability to accurately determine the fair value of the investment may depend upon the receipt of information from the lead investor. The valuation assigned to such an investment through application of the Fund’s valuation procedures may differ from the valuation assigned to that investment by other co-investors.
Private Company Competition Risk.   Many entities may potentially compete with the Fund in making private investments. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund. Some competitors may have a lower cost of funds and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. As a result of this competition, the Fund may not be able to pursue attractive private investment opportunities from time to time.
Private Debt Securities Risk.   Private companies in which the Fund invests may be unable to meet their obligations under debt securities held by the Fund, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. Private companies in which the Fund invests may have, or may be permitted to incur, other debt that ranks equally with, or senior to, debt securities in which the Fund invests. Privately issued debt securities are often of below investment grade quality and frequently are unrated. See “— High-Yield Instruments Risks.”
Affiliation Risk.   There is a risk that the Fund may be precluded from investing in certain private companies due to regulatory implications under the 1940 Act or other laws, rules or regulations or may be limited in the amount it can invest in the voting securities of a private company, in the size of the economic interest it can have in a private company or in the scope of influence it is permitted to have in respect of the management of a private company. Should the Fund be required to treat a private company in which it has invested as an “affiliated person” under the 1940 Act, the 1940 Act would impose a variety of restrictions on the Fund’s dealings with the private company. Moreover, these restrictions may arise as a result of investments by other clients of Adviser, Sub-Adviser or their affiliates in a private company. These restrictions may be detrimental to the performance of the Fund compared to what it would be if these restrictions did not exist, and could impact the universe of investable private companies for the Fund. The fact that many private companies may have a limited number of investors and a limited amount of outstanding equity heightens these risks.
New Issues Risk.   “New Issues” are initial public offerings (“IPOs”) of equity securities. Investments in companies that have recently gone public have the potential to produce substantial gains for the Fund.

However, there is no assurance that the Fund will have access to profitable initial public offerings and therefore investors should not rely on any past gains from IPOs as an indication of future performance. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Fund is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO. When an IPO is brought to the market, availability may be limited and the Fund may not be able to buy any shares at the offering price, or, if it is able to buy shares, it may not be able to buy as many shares at the offering price as it would like.
Contingent Convertible Securities Risk.   Contingent convertible securities are a hybrid debt security typically issued by a non-U.S. bank that may be convertible into equity or may be written down if a pre-specified trigger event occurs. Contingent convertible securities are subject additional risk factors in addition to those related to convertible securities. If an event occurs that triggers the conversion to equity or writing down of the security, the Fund may lose the principal amount invested on a permanent or temporary basis or the contingent convertible security may be converted to equity. Coupon payments on contingent convertible securities may be discretionary and may be cancelled by the issuer. Holders of contingent convertible securities may suffer a loss of capital when comparable equity holders do not.
There are special risks associated with investing in contingent convertible securities, including:
Trigger Risk.   If an issuer falls below pre-determined capital ratio threshold levels, it may cause the issuer’s contingent convertible securities to convert into equity or to be permanently written down. The trigger event calculations may be affected by changes in applicable accounting rules, the accounting policies of the issuer or its group and the application of these policies. In the event of a security being converted to equity, investors may suffer a loss depending on the conversion rate. Were the securities to be written down, the principal may be fully lost with no payment to be recovered. Some contingent convertible securities may be written back up to par over time, but the issuer may be under no obligation to fully do so. Following a trigger event, losses may not reflect the waterfall of subordination and in some circumstances contingent convertible security bond holders may suffer losses prior to investors in the same financial institution holding equity or bonds ranking pari passu or junior to the contingent convertible security instruments.
Extension Risk.   There may be no incentive, in the form of a coupon step-up, for the issuer to redeem the securities issued. This would cause a contingent convertible security’s duration to lengthen and may expose the holders to higher interest rates.
Coupon Payment Risk.   Coupon payments may be indefinitely deferred or cancelled with no interest accumulation and potentially no restriction on the issuer to pay dividends to equity holders or coupons to bond holders that rank pari passu or junior to the contingent convertible security bond holders.
Regulator Risk.   In certain cases, a financial regulator with supervisory authority may at any time deem the issuer of a contingent convertible security to have reached a point of non-viability, meaning that public intervention would be needed to keep the issuer out of bankruptcy, causing losses across the capital structure for equity and bondholders alike. Under these circumstances, contingent convertible security bondholders would suffer losses in line with the subordination of the contingent convertible security host instrument.
Volatility.   Contingent convertible securities tend to have higher price volatility, greater liquidity risk and valuation risk than other securities that do not expose investors to the aforementioned risks. Additionally, the extent to which the correlation between contingent convertible securities may rise in periods of stressed market conditions is unknown due to the innovative yet untested structures of these securities.
Preferred Securities Risk.   The Fund may invest in two types of preferred securities, described below.
Preferred securities issued by an entity taxable as a corporation are generally referred to as traditional preferred securities. Traditional preferred securities generally pay fixed or adjustable rate dividends (or a combination thereof — e.g., a fixed rate that moves to an adjustable rate after some period of time) to investors and generally have a “preference” over common stock in the payment of dividends and the liquidation of a company’s assets. This means that a company must pay dividends on preferred stock before paying any dividends on its common stock. In order to be payable, distributions on such preferred securities must be declared by the issuer’s board of directors. Income payments on typical preferred securities currently outstanding are cumulative, causing dividends and distributions to accumulate even if not declared by the board of directors or otherwise made payable. In such a case all accumulated dividends must be paid before any dividend on the common stock can be paid. However, some traditional preferred stocks are non-cumulative, in which case dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred stock held by the Fund determine not to pay dividends on such stock, the amount of dividends the Fund pays may be adversely affected. There are no assurances that dividends or distributions on the traditional preferred securities in which the Fund may invest will be declared or otherwise made payable.
Preferred stockholders usually have no right to vote for corporate directors or on other matters. Shares of traditional preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market value of preferred securities may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred securities, and by actual and anticipated changes in tax laws, such as changes in corporate income tax rates or the “Dividends Received Deduction.” Because the claim on an issuer’s earnings represented by traditional preferred securities may become onerous when interest rates fall below the rate payable on such securities, the issuer may redeem the securities. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher rate-paying fixed rate preferred securities may be reduced and the Fund may be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.
The second type of preferred securities in which the Fund may invest are referred to as trust preferred securities. Trust preferred securities are a comparatively new asset class and are typically issued by corporations, generally in the form of interest-bearing notes with preferred security characteristics, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The trust preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates.
Trust preferred securities are typically junior and fully subordinated liabilities of an issuer or the beneficiary of a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. In addition, trust preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Generally, the deferral period is five years or more. Because of their subordinated position in the capital structure of an issuer, the ability to defer payments for extended periods of time without default consequences to the issuer, and certain other features (such as restrictions on common dividend payments by the issuer or ultimate guarantor when full cumulative payments on the trust preferred securities have not been made), these trust preferred securities are often treated as close substitutes for traditional preferred securities, both by issuers and investors. Trust preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.
Trust preferred securities include but are not limited to trust originated preferred securities (“TOPRS®”); monthly income preferred securities (“MIPS®”); quarterly income bond securities (“QUIBS®”); quarterly income debt securities (“QUIDS®”); quarterly income preferred securities (“QUIPSSM”); corporate trust securities (“CORTS®”); public income notes (“PINES®”); and other trust preferred securities.
Trust preferred securities are typically issued with a final maturity date, although some are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without default. No redemption can typically take place unless all cumulative payment obligations have been met, although issuers may be able to engage in open-market repurchases without regard to whether all payments have been paid.
Many trust preferred securities are issued by trusts or other special purpose entities established by operating companies and are not a direct obligation of an operating company. At the time the trust or special purpose entity sells such preferred securities to investors, it purchases debt of the operating company (with terms comparable to those of the trust or special purpose entity securities), which enables the operating company to deduct, for tax purposes, the interest paid on the debt held by the trust or special purpose entity. The trust or special purpose entity is generally required to be treated as transparent for U.S. federal income tax purposes such that the holders of the trust preferred securities are treated as owning beneficial interests in the underlying debt of the operating company. Accordingly, holders of trust preferred securities are treated as recognizing interest rather than dividends for U.S. federal income tax purposes. The trust or special purpose entity in turn would be a holder of the operating company’s debt and would have priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but would typically be subordinated to other classes of the operating company’s debt. Typically, a preferred share has a rating that is slightly below that of its corresponding operating company’s senior debt securities.
There are special risks associated with investing in each type of preferred security, including:
Deferral Risk.   Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.
Subordination Risk.   Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than debt instruments.
Limited Voting Rights Risk.   Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights. In the case of trust preferred securities, holders generally have no voting rights, except if (i) the issuer fails to pay dividends for a specified period of time or (ii) a declaration of default occurs and is continuing.
Special Redemption Rights Risk.   In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by certain changes in U.S. federal income tax or securities laws. As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by the Fund.
New Types of Securities Risk.   From time to time, preferred securities, including trust preferred securities, have been, and may in the future be, offered having features other than those described herein. The Fund reserves the right to invest in these securities if the Advisers believe that doing so would be consistent with the Fund’s investment objective and policies. Since the market for these instruments would be new, the Fund may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
A “synthetic” convertible security may be created by the Fund or by a third party by combining separate securities that possess the two principal characteristics of a traditional convertible security: an income producing component and a convertible component. The income-producing component is achieved by investing in non-convertible, income-producing securities such as bonds, preferred stocks and money market instruments. The convertible component is achieved by investing in securities or instruments such as warrants or options to buy common stock at a certain exercise price, or options on a stock index. Unlike a traditional convertible security, which is a single security having a single market value, a synthetic convertible security comprises two or more separate securities, each with its own market value. Because the “market value” of a synthetic convertible security is the sum of the values of its income-producing component and its convertible component, the value of a synthetic convertible security may respond differently to market fluctuations than a traditional convertible security. The Fund also may purchase synthetic convertible securities created by other parties, including convertible structured notes. Convertible structured notes are income-producing debentures linked to equity. Convertible structured notes have the attributes of a convertible security; however, the issuer of the convertible note (typically an investment bank), rather than the issuer of the underlying common stock into which the note is convertible, assumes credit risk associated with the underlying investment and the Fund in turn assumes credit risk associated with the issuer of the convertible note.
Material, Non-Public Information.   From time to time, the Advisers may come into possession of confidential or material, non-public information in a manner that would limit the ability of the Fund to acquire investments or dispose of investments held by the Fund. The Fund’s investment flexibility may be constrained because applicable law may prohibit the Fund from trading such securities. Therefore, the Advisers may acquire confidential or material, non-public information in a manner that restricts them from initiating transactions in certain securities or liquidating or selling certain investments at a time when the Advisers would otherwise take such an action.
Depositary Receipts.   The Fund may hold investments in sponsored and unsponsored ADRs, EDRs, GDRs and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Rights Offerings and Warrants Risk.   The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the right’s or warrant’s expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security. This risk is substantially greater than the risk associated with investments in common stock because the price of rights and warrants do not necessarily move with the price of the underlying security. Buying a right or warrant does not make the Fund a shareholder of the underlying security.
Rule 144A Securities Risk.   The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act (“Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with certainty how the market for Rule 144A Securities will develop, the Board directs Destra to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.
Other Investment Companies.   The Fund may invest in securities of other open- or closed-end investment companies (including ETFs and BDCs), subject to applicable regulatory limits, that invest primarily in securities the types of which the Fund may invest directly. The market value of the shares of other investment companies may differ from their NAV. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s advisory and other fees and expenses with respect to assets so invested. Shareholders will therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.
The securities of other investment companies, including ETFs or BDCs, in which the Fund may invest may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies, including ETFs or BDCs, that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished. Certain ETFs or closed-end funds traded on exchanges may be thinly traded and experience large spreads between the “ask” price quoted by a seller and the “bid” price offered by a buyer.
The Fund may invest in ETFs, which are investment companies that typically aim to track or replicate a desired index, such as a sector, market or global segment. ETFs are typically passively managed and their shares are traded on a national exchange or The NASDAQ Stock Market. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurances that an ETF’s investment objectives will be achieved, as ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

Risks Associated with Market Developments and Regulatory Changes
Market Developments Risk.   In 2007, the global financial markets experienced stress, volatility, instability, illiquidity and disruption evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of certain major financial institutions. While this volatility and disruption peaked in 2008 to 2009 and appears to have abated somewhat, these events contributed to general economic conditions that materially and adversely affected the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While recent conditions have improved, there can be no assurance that adverse market conditions will not repeat themselves or worsen in the future. If these adverse and volatile market conditions worsen, the capital markets, and, in particular, the market for debt obligations, may be subject to heightened volatility, increased risks of default, periods of illiquidity and other situations adverse to investors.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain borrowers may, due to macroeconomic conditions, be unable to repay their loans or other debt obligations because of these conditions. A borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the net asset value and market price of the Shares.
On July 27, 2017, the head of the UK Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. Many financial instruments may be tied to LIBOR to determine payment obligations, financing terms, hedging strategies, or investment value. LIBOR is the offered rate for short-term Eurodollar deposits between major international banks. Regulators and industry working groups have suggested alternative reference rates, but global consensus is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. As such, the transition away from LIBOR may lead to increased volatility and illiquidity in markets that are tied to LIBOR, reduced values of LIBOR-related investments, and reduced effectiveness of hedging strategies, adversely affecting the Fund’s performance or NAV. In addition, the alternative reference rate may be an ineffective substitute resulting in prolonged adverse market conditions for the Fund.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. government, the U.S. Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. Destra will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
Legislation and Regulation Risk.   On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act, among other things, grants regulatory authorities such as the U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC broad rulemaking authority to promulgate rules under the Dodd-Frank Act, including comprehensive regulation of the OTC derivatives market. It is unclear to what extent these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. Possible regulatory actions taken under these revised and expanded powers may include actions related to financial consumer protection, proprietary trading and derivatives.
While some rules have been promulgated by the CFTC and the SEC, a number of important rulemakings have not yet been finalized and there can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the returns of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs and may affect the availability, liquidity and cost of entering into derivatives, including potentially limiting or restricting the ability of the Fund to use certain derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective. In addition, greater regulatory scrutiny may increase the Fund’s and Destra’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and Destra, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.
In connection with an ongoing review by the SEC and its staff of the regulation of investment companies’ use of derivatives, on August 31, 2011, the SEC issued a concept release to seek public comment on a wide range of issues raised by the use of derivatives by investment companies. In November 2019, the SEC proposed a new rule regarding the use of derivatives by registered investment companies. Although the proposed rule has not yet been adopted as of the date of this prospectus, it is possible that such regulations could have an adverse impact on the Fund and/or its ability to incur effective leverage. Neither the Fund nor Destra can predict the effects of these regulations or interpretations on the Fund’s portfolio. Destra intends to monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
With respect to Europe (including the United Kingdom), the Financial Stability Board (the “FSB”), which monitors and makes recommendations about the global financial system, has enhanced its monitoring and regulation of the so-called “shadow banking” system in Europe, broadly described as credit intermediation involving entities and activities outside the regular banking system. The FSB, working with the Basel Committee on Banking Supervision and the International Organization of Securities Commissions, also issued policy recommendations in November 2012 to strengthen the oversight and regulation of the shadow banking system. The recommendations were issued for public consultation and the FSB is targeting issuance of the final recommendations in September 2013. While at this stage it is difficult to predict the final scope of any new regulations, the recommendations contain proposals to, among other things, enhance data reporting and disclosure requirements for shadow banking activities. If the Fund was considered to be engaged in “shadow banking,” the regulatory and operating costs associated therewith could adversely affect the implementation of the Fund’s investment strategy and returns and may become prohibitive.
At any time after the date of this prospectus, legislation by U.S. and foreign governments may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

Defensive Investing Risk.   In response to market conditions and for defensive purposes, the Fund may allocate assets into cash or short-term fixed income securities without limitation. In doing so, the Fund may succeed in avoiding losses but may otherwise fail to achieve its investment objective. Further, the value of short-term fixed income securities may be affected by changing interest rates and by changes in credit ratings of the investments. If the Fund holds cash uninvested, it will be subject to the credit risk of the depository institution holding the cash.
Risks Relating to the Fund’s Investment Program
Valuation Risk.   There may be no central place or exchange for certain of the securities or instruments in which the Fund invests. Bonds and certain other debt securities, for example, generally trade on an OTC market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of bonds and certain other debt securities may carry more risk than that of common stock which trades on national exchanges. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a bond or other debt security is sold in the market, the amount received by the Fund is less than the value of such bond or other debt security carried on the Fund’s books.
Leverage Risk.   The Fund may use leverage to seek to achieve its investment objective. Leverage involves risks and special considerations for Shareholders, including (i) the likelihood of greater volatility of NAV and dividend rate of the Shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders; (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and (iv) the likelihood that leverage may increase operating costs, which may reduce total return.
Any decline in the NAV of the Fund’s investments will be borne entirely by the Shareholders (as opposed to, e.g., holders of the Fund’s preferred shares, if any). Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. This greater NAV decrease will also tend to cause a greater decline in the market price for Shares when and if Shares are ever listed on a national securities exchange. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit the Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage would likely operate to reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and share price if the prediction were to turn out to be correct, and determine not to reduce any of its outstanding leverage as described above.
The 1940 Act generally limits the extent to which the Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including reverse repurchase agreements, swaps, futures and forward contracts, options, the leverage incurred from securities lending transactions and other derivative transactions or short selling, together with any other senior securities representing indebtedness, to 33 1∕3% of the Fund’s total assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s total assets (less the Fund’s obligations under senior securities representing indebtedness). “Covered” reverse repurchase agreements, swaps, futures and forward contracts, options, securities lending arrangements and other derivative transactions or short selling will not be counted against the foregoing limits under the 1940 Act. The Fund will “cover” its derivative positions by segregating or earmarking an amount of cash and/or liquid assets to the extent required by the 1940 Act and applicable SEC or SEC staff interpretations and guidance from time to time.
Alternatively, the Fund may enter into an offsetting position or own positions covering its obligations with respect to the transaction; otherwise, this transaction will be considered “uncovered.” The Fund may not cover an applicable derivative transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of the Advisers, the assets that would have been used to cover could be better used for a different purpose. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. The potential loss on derivative instruments may be substantial relative to the initial investment therein. In addition, these segregation/earmarking and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating/earmarking assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation/earmarking and coverage requirements will not limit or offset losses on related positions.
Certain types of leverage the Fund may use may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for any preferred shares issued by the Fund. The terms of any borrowings or these rating agency guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.
The Fund may invest in the securities of other investment companies. Such investment companies may also be leveraged, and will therefore be subject to the leverage risks described above. This additional leverage may in certain market conditions reduce the NAV of the Shares and the returns to Shareholders.
Illustration.   The following table illustrates the effect of leverage on returns from an investment in the Fund’s shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $52.6 million in average total assets, (ii) a weighted average cost of funds of 3.41%, (iii) $6.5 million in borrowings outstanding (i.e. assumes the Fund borrows funds equal to 14% of its average net assets during such period) and (iv) $46.1 million in average Shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.
Assumed Return on the Fund’s Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to Shareholders	(11.95)%	(6.22)%	(0.49)%	5.25%	10.98%
Similarly, assuming (i) $52.6 million in average total assets, (ii) a weighted average cost of funds of 3.41% and (iii) $6.5 million in borrowings outstanding, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 0.49% in order to cover the annual interest payments on the Fund’s outstanding borrowings.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Prepayment and Maturity Extension Risk.   Prepayment risk occurs when a debt investment held by the Fund can be repaid in whole or in part prior to its maturity. The amount of prepayable obligations in which the Fund invests from time to time may be affected by general business conditions, market interest rates, borrowers’ financial conditions and competitive conditions among lenders. In a period of declining interest rates, borrowers may prepay investments more quickly than anticipated, reducing the yield to maturity and the average life of the relevant investment. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate of interest on the security that was prepaid. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income, which may be taxable as ordinary income to investors. In a period of rising interest rates, prepayments of investments may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change an investment that was considered short- or intermediate-term at the time of purchase into a longer-term investment. Since the value of longer-term investments generally fluctuates more widely in response to changes in interest rates than shorter-term investments, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an investment with prepayment features may not increase as much as that of other fixed-income securities, and, as noted above, changes in market rates of interest may accelerate or delay prepayments and thus affect maturities.
Arbitrage Risk.   The Fund may engage in arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in November 2016. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “BBB,” but its current credit rating still signifies significant ongoing risk. Furthermore, following the United Kingdom’s referendum to leave the European Union (“EU”), S&P lowered its long-term sovereign credit rating. In addition, the terms of the United Kingdom’s exit and any future referendums in other European countries may disrupt the global market. Recent U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrades to sovereign credit ratings, or perceived creditworthiness, and the ability of certain countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, adverse economic conditions resulting from any further downgrade of sovereign credit ratings or an economic crisis could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Eurozone and Redenomination Risk.   The Fund will invest from time to time in European companies and companies that may be affected by the Eurozone economy. In June 2016, citizens of the United Kingdom (the “UK”) voted to leave the EU in a popular referendum. As a result of the referendum, S&P downgraded the United Kingdom’s credit rating from “AAA” to “AA” and the EU’s credit rating from “AA+” to “AA” in the days that followed the vote. Other credit ratings agencies have taken similar actions. The UK formally notified the European Council of its intention to withdraw from the EU (commonly referred to as “Brexit”) by invoking Article 50 on March 29, 2017 and commenced negotiations on the terms of its withdrawal. There is significant uncertainty regarding the potential consequences for Brexit. The political divisions within the UK, as well as those between the UK and the EU, which the referendum vote has highlighted coupled with the uncertain consequences of a Brexit, may have a significant impact upon the UK and European economies as well as the broader global economy. The Fund and its investments may be exposed to risks related to Brexit, including volatile trading markets and significant and unpredictable currency fluctuations. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries. Brexit also may cause additional member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund’s investments.
In addition, ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced in order to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In addition, securities or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in Euros. To the extent a currency used for redenomination purposes is not specified in respect of certain Eurozone-related investments, or should the Euro cease to be used entirely, the currency in which such investments are denominated may be unclear, making such investments particularly difficult to value or dispose of. The Fund may incur additional expenses to the extent it is required to seek judicial or other clarification of the denomination or value of such securities.
Market Developments.   Although the U.S. and foreign markets are not currently experiencing the same levels of disruption as occurred during 2008 and 2009, extreme volatility or market disruption may occur in the future. Instability in the credit markets may make it more difficult for issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.
These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. These developments, including rising interest rates, could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to investors. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the Fund’s NAV.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and other parts of the Middle East, the outbreak of infectious diseases, terrorist attacks in the U.S. and around the world, social and political discord, debt crises (such as the recent Greek crisis), sovereign debt downgrades, or the exits or potential exits of one or more countries from the EU or various trade pacts, among others, may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out the duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.
Government Intervention and Regulatory Risks.   The instability in the financial markets discussed above led the U.S. government and certain foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity, including through direct purchases of equity and debt securities. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the issuers in which the Fund invests in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.
The Dodd-Frank Act contains sweeping financial legislation regarding the operation of banks, private fund managers and other financial institutions. The Dodd-Frank Act includes provisions regarding, among other things, the regulation of derivatives, the identification, monitoring and prophylactic regulation of systemic risks to financial markets, and the regulation of proprietary trading and investment activity of banking institutions. The continuing implementation of the Dodd-Frank Act and any other regulations could adversely affect the Advisers and the Fund. The Advisers may attempt to take certain actions to lessen the impact of the Dodd-Frank Act and any other legislation or regulation affecting the Fund, although no assurances can be given that such actions would be successful and no assurances can be given that such actions would not have a significant negative impact on the Fund. The ultimate impact of the Dodd-Frank Act, and any additional future legislation or regulation, is not yet certain and the Advisers and the Fund may be affected by governmental action in ways that are unforeseeable.
The SEC and its staff have also engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing investment companies. These efforts appear to be focused on risk identification and controls in various areas, including embedded leverage through the use of derivatives and other trading practices, cybersecurity, liquidity, enhanced regulatory and public reporting requirements and the evaluation of systemic risks. On October 13, 2016, the SEC adopted new rules and forms, and amended existing rules and forms, to modernize the reporting of information provided by funds and to improve the quality and type of information that funds provide to the SEC and investors. In part, the new and amended rules and forms amended Regulation S-X and require standardized, enhanced disclosure about derivatives in a Fund’s financial statements, as well as other amendments. Any additional new rules, guidance or regulatory initiatives resulting from these efforts could increase the Fund’s expenses and impact its returns to Shareholders or, in the extreme case, impact or limit the Fund’s use of various portfolio management strategies or techniques and adversely impact the Fund.
In the aftermath of the late-2000s financial crisis, there appears to be a renewed popular, political and judicial focus on finance-related consumer protection. Financial institution practices are also subject to greater scrutiny and criticism generally. In the case of transactions between financial institutions and the general public, there may be a greater tendency toward strict interpretation of terms and legal rights in favor of the consuming public, particularly where there is a real or perceived disparity in risk allocation and/or where consumers are perceived as not having had an opportunity to exercise informed consent to the transaction. In the event of conflicting interests between retail investors holding common shares of a closed-end investment company such as the Fund and a large financial institution, a court may similarly seek to strictly interpret terms and legal rights in favor of retail investors.

Risks Associated with Recent Commodity Futures Trading Commission Rulemaking.   Destra has claimed an exclusion from the definition of the term “commodity pool operator” in accordance with CFTC Regulation 4.5 so that Destra is not subject to registration or regulation as a commodity pool operator (“CPO”) under the Commodity Exchange Act (the “CEA”) with respect to the Fund. In order to maintain the exclusion for Destra, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify Destra for the exclusion, Destra may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Failure of Futures Commission Merchants and Clearing Organizations.   The Fund may deposit funds required to margin open positions in the derivative instruments subject to the CEA with a clearing broker registered as a “futures commission merchant” (“FCM”). The CEA requires an FCM to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the FCM’s proprietary assets. Similarly, the CEA requires each FCM to hold in a separate secure account all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be invested by the clearing broker in certain instruments permitted under the applicable regulation. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund may not be fully protected in the event of the clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s combined domestic customer accounts.
Similarly, the CEA requires a clearing organization approved by the CFTC as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic futures, swaps and options contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, with respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend own funds in connection with any such default, the Fund would not be able to recover the full amount of assets deposited by the clearing broker on its behalf with the clearing organization.
Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this Offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.
Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.

Restrictions on Entering into Affiliated Transactions.   The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons are considered an affiliate of the Fund and the Fund is generally prohibited from buying any securities from or selling any securities to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of Destra or BlueBay (or either of their respective controlling entities); or (iii) any person in which Adviser or Sub-Adviser or a person controlling or under common control with Adviser or Sub-Adviser owns, directly or indirectly, 5% or more of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, holds more than 5% of the voting securities of the Fund, Adviser or Sub-Adviser (or either of their respective controlling entities), or is under common control with the Fund, Adviser or Sub-Adviser, the Fund is prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person or certain of that person’s affiliates, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates.
In addition, the Fund is not permitted to co-invest with certain entities affiliated with Destra or BlueBay in transactions originated by Destra or BlueBay or their respective affiliates unless it first obtains an exemptive order from the SEC or co-invests alongside Destra or BlueBay or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of the Advisers and their respective affiliates, as applicable.
In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, the Advisers may avoid allocating an investment opportunity to the Fund that they would otherwise allocate, subject to the Advisers’ then-current allocation policies and any applicable exemptive orders, and to the Advisers’ obligations to allocate opportunities in a fair and equitable manner consistent with their fiduciary duties owed to the Fund and other accounts respectively advised by the Advisers and policies related to approval of investments.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.
Funding Future Capital Needs Risk.   The net proceeds from this Offering may be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses, such as the Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and the Fund may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to it. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, or at all, the Fund’s ability to acquire investments and to expand the Fund’s operations will be adversely affected. As a result, the Fund would be less able to allocate its portfolio among various issuers and industries and achieve its investment objective, which may negatively impact its results of operations and reduce its ability to make distributions.

Uncertain Exit Strategies.   Due to the illiquid nature of some of the positions that the Fund may acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Limited Operating History.   The Fund is a non-diversified, closed-end management investment company that is operated as an interval fund with a limited operating history. As a result, prospective investors have a limited track record and history on which to base their investment decisions. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective.
Closed-End Interval Fund Structure; Liquidity Risks.   The Fund has been organized as a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares (at least 5% but no more than 25%) quarterly. See “Quarterly Repurchases of Shares.” The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. Therefore, an investment in the Fund, unlike an investment in a mutual fund or listed closed-end fund, is not a liquid investment.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than it does. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
Systems Risks.   The Fund depends on the Advisers to develop and implement appropriate systems for the Fund’s activities. The Fund relies extensively on computer programs and systems to evaluate certain securities based on real-time trading information, to monitor its portfolio and net capital, and to generate risk management and other reports that are critical to oversight of the Fund’s activities. In addition, certain of the Fund’s and the Advisers’ operations interface with or depend on systems operated by third parties, including market counterparties and other service providers, and the Fund or the Advisers may not be in a position to verify the risks or reliability of such third-party systems. These programs or systems may be subject to certain defects, failures or interruptions, including, but not limited to, those caused by worms, viruses and power failures. Any such defect or failure could have a material adverse effect on the Fund. For example, such failures could cause settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades and cause inaccurate reports, which may affect the Fund’s ability to monitor its investment portfolio and its risks. Studies have shown that a lack of adequate systems is often a significant contributing factor to failures of funds like the Fund.

Cybersecurity Risk.   As part of their business, the Advisers process, store and transmit large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the Shareholders. Similarly, service providers of the Advisers or the Fund, especially the Fund’s Administrator, may process, store and transmit such information. The Advisers have procedures and systems in place that they believe are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Advisers may be susceptible to compromise, leading to a breach of the Advisers’ networks. The Advisers’ systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by the Advisers to the Shareholders may also be susceptible to compromise. Breach of the Advisers’ information systems may cause information relating to the transactions of the Fund and personally identifiable information of the Shareholders to be lost or improperly accessed, used or disclosed.
The service providers of the Advisers and the Fund are subject to the same electronic information security threats as the Advisers. If a service provider fails to adopt or adhere to adequate data security policies, or in the event of a breach of its networks, information relating to the transactions of the Fund and personally identifiable information of the Shareholders may be lost or improperly accessed, used or disclosed.
The loss or improper access, use or disclosure of the Advisers’ or the Fund’s proprietary information may cause the Advisers or the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage. Any of the foregoing events could have a material adverse effect on the Fund and the Shareholders’ investments therein.
Operational Risk.   The Fund depends on the Advisers to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations may cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s ability to properly manage the portfolio.
Purchase Price Risk.   The purchase price at which an investor purchases Shares will be determined at each daily closing and will equal the NAV per Share of the applicable class as of such date, plus the applicable Sales Load. As a result, in the event of an increase in the NAV per Share of an applicable class, an investor’s purchase price may be higher than the prior daily closing price per Share of the applicable class, and therefore an investor may receive fewer Shares than if an investor had subscribed at the prior daily closing price.
Insufficient Capital Raise Risk.   There is no assurance that the Fund will raise sufficient proceeds in this Offering to allow the Fund to purchase a portfolio of investments allocated among various issuers and industries and generate income sufficient to cover the Fund’s expenses. Even if the Fund raises sufficient funds to cover the Fund’s expenses, a lower capital raise will result in the Fund’s fees and expenses constituting a larger percentage of an investor’s investment payable to the Fund’s fees and expenses. As a result, the Fund may be unable to achieve its investment objective and an investor could lose some or all of the value of his or her investment in the Fund.
“Best-Efforts” Offering Risk.   This Offering is being made on a best efforts basis, whereby Destra Capital Investments LLC (the “Distributor”) is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Potentially Inadequate Broker-Dealer Network Risk.   The success of the Fund’s continuous offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor to establish, operate and maintain a network of Selected Broker-Dealers (defined below) to sell the Shares. If the Distributor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund. “Selected Broker-Dealers” refers to other broker-dealers authorized by the Distributor to sell Shares that are members of The Financial Industry Regulatory Authority, Inc. (“FINRA”) or other properly licensed agents.
Fluctuations in Results.   The Fund could experience fluctuations in its operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet the Fund’s investment objective, the interest or dividend rates payable on the securities it acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
Repurchase Risks.   Quarterly repurchases by the Fund of its Shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisers otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. Destra may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund’s investments are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Also, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Fund’s shares. Additionally, to the extent the Fund consistently is in a “net repurchase” position, its assets will likely decline, which will in turn increase the Fund’s expense ratio and could place the continued viability of the Fund in jeopardy. If the Fund were to liquidate after a period of net repurchases, the assets left in the Fund would likely be the Fund’s more illiquid assets, which may result in remaining Shareholders being required to hold their investment in the Fund, and be subject to changes (including declines) in value, for a prolonged period of time while the Fund seeks to liquidate its remaining investments. In such a scenario, a Shareholder could lose the entire value of his or her investment in the Fund.
Distribution Payment Risk.   The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions to Shareholders may constitute a return of capital to Shareholders and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities.

Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares that the Fund may issue in the future. The Fund’s Agreement and Declaration of Trust (“Declaration of Trust”) authorizes it to issue an unlimited number of Shares. A majority of the Board may amend the Fund’s Declaration of Trust. After an investor purchases Shares, the Board may elect to sell additional Shares or other classes of Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk.   The Fund’s Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it or from attempting to change the composition of the Board. Under the Fund’s Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Trustees are elected for indefinite terms and do not stand for reelection. The Fund’s Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with or without cause, at any meeting of Shareholders by a vote of at least two-thirds (66 2∕3%) of the outstanding Shares or (ii) with or without cause, by a majority of the Trustees prior to the removal. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred shares; and the Board may, without Shareholder action, amend the Fund’s Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Advisers and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of the Advisers’ time and resources between the Fund and other investment activities; compensation payable by the Fund to Destra and its affiliates; competition with certain affiliates of the Advisers for investment opportunities; investments at different levels of an entity’s capital structure by the Fund and other clients of the Advisers, subject to the limitations of the 1940 Act; differing recommendations given by the Advisers to the Fund versus other clients; restrictions on the Advisers’ existing business relationships or use of material non-public information with respect to potential investments by the Fund; the formation of additional investment funds or entrance into other investment banking, advisory, investment advisory, and other relationships by the Advisers or their affiliates; and limitations on purchasing or selling securities to other clients of the Advisers or their respective affiliates and on entering into “joint” transactions with certain of the Fund’s, Destra’s or BlueBay’s affiliates. See “Conflicts of Interest.”
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately-held companies in which the Fund may invest. Certain of the Fund’s investments may not be exchange-traded, but may, instead, be traded on a privately negotiated OTC secondary market for institutional investors. As a result, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to Destra. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments. Additionally, fair valuation processes for certain securities necessarily involve subjective judgments and assumptions about the value of an asset or liability and these judgments and assumptions may ultimately be incorrect.
ASC 820 and Other Changes in Accounting Rules.   The Fund’s assets and liabilities are valued in accordance with the valuation policies set forth herein, subject to the policies and control of the Board. However, for purposes of preparing the Fund’s annual audited financial statements, which are prepared in accordance with GAAP, certain of the Fund’s assets and liabilities may be valued in a manner that while consistent with GAAP, is different from the manner in which such assets are valued in accordance with the valuation policies set forth herein.
Specifically, for purposes of GAAP-compliant financial reporting, the Fund is required to follow a specific framework for measuring the fair value of its assets and liabilities, and is required to provide certain additional disclosures regarding the use of fair value measurements in their audited financial statements. Many of these requirements are set forth in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines and establishes a framework for measuring fair value under GAAP and expands financial statement disclosure requirements relating to fair value measurements. Other valuation-related requirements are contained in other provisions of GAAP, and other related Financial Accounting Standards Board (“FASB”) Statements and guidance. Additional FASB Statements and guidance, and additional provisions of GAAP, that may be adopted in the future may also impose additional, or different, specific requirements as to the valuation of assets and liabilities for purposes of GAAP-compliant financial reporting.
The Fund may determine in certain instances to value a particular asset at a different value for financial reporting purposes than the value of that same asset as determined in accordance with the valuation policies set forth herein. For example, the Fund may determine that ASC 820 may require the Fund, for purposes of GAAP-compliant financial reporting, to value its investments at values that are at a discount to the values that are determined in accordance with the valuation policies set forth herein. Conversely, under other accounting guidelines, such as those set forth in ASC No. 805, “Business Combinations,” GAAP may require investments to be priced at values that would be different than values assigned under the valuation policies.
Accordingly, to the extent that GAAP would require any of the Fund’s assets or liabilities to be valued in a manner that differs from the valuation policies set forth herein, such assets or liabilities will be valued (x) in accordance with GAAP, solely for purposes of preparing the Fund’s GAAP-compliant annual audited financial statements, and (y) in accordance with the valuation policies set forth herein, subject to the policies and control of the Board (without regard to any GAAP requirements relating to the determination of fair value), for all other purposes.
Generally, ASC 820 and other accounting rules applicable to investment funds and various assets they invest in are evolving. Such changes may adversely affect the Fund. For example, the evolution of rules governing the determination of the fair market value of assets to the extent such rules become more stringent would tend to increase the cost and/or reduce the availability of third-party determinations of fair market value. This may in turn increase the costs associated with selling assets or affect their liquidity due to inability to obtain a third-party determination of fair market value.
ASC 740 — Accounting Changes; Effect on NAV.   Pursuant to FASB ASC 740, formerly known as FIN 48 (“ASC 740”), which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements, the Fund is required to determine whether a tax position, based on its technical merits, meets a more-likely-than-not recognition threshold that the position will be sustained upon examination. As a result of such a determination, the Fund may be required to recognize a contingent tax liability in its NAV calculation if the related tax position meets the recognition criterion in ASC 740 and, conversely, may be required to unrecognize a contingent tax liability in its NAV calculation if the related tax position does not meet the recognition criterion in ASC 740. In addition, the NAV of the Fund may be adjusted if an uncertain tax position is settled. Recognition and measurement of each tax position, including any tax position for which there is a lack of authority and audit experience, is determined by the Board, in its sole discretion, based on discussions with the Advisers, tax advisers and the auditor and based on the facts and circumstances known at the time. There can be no assurance that any such determination will not change over time. Adjustments made to the NAV of the Fund in connection with the recognition or unrecognition of contingent tax liabilities may have a material positive or negative effect on certain Shareholders and prospective investors, depending on the circumstances.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is expected to exceed 100% going forward under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Non-Diversification Risk.   The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.
Risks Relating to the Fund’s RIC Status.   To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must, among other things, meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each tax year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to its business of investing in stock or other securities, or net income from “qualified publicly traded partnerships” (as defined in the Code). The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its tax years. As a result of these diversification requirements, the Fund may have to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each tax year at least 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt income (if any), to Shareholders. If the Fund fails to qualify for taxation as a RIC for any reason, it would be subject to regular corporate-level U.S. federal income taxes on all of its taxable income and gains, and the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments may require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations, which may further increase the amount that the Fund must distribute to maintain RIC status or avoid Fund-level U.S. federal income or excise taxes.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to Destra based on accruals that may never be realized. In addition, the deferral of paid-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in order to seek to ensure that it distributes sufficient income so that it does not become subject to U.S. federal income or excise tax.

MANAGEMENT OF THE FUND
General
Under the Fund’s Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of four members, three of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with the laws of the State of Delaware (“Delaware law”) and the Fund’s Declaration of Trust. The Trustees serving on the Board were elected by the organizational Shareholders of the Fund. The Statement of Additional Information provides additional information about the Trustees.
Destra, located at 444 West Lake Street, Suite 1700, Chicago, IL, serves as the Fund’s investment adviser pursuant to the terms of the Investment Management Agreement and subject to the authority of, and any policies established by, the Board. Under the Investment Management Agreement, Destra manages the Fund’s investment portfolio, directs and/or oversees the investment and allocation of the portfolio and reports thereon to the Fund’s officers and Trustees regularly. Destra has engaged BlueBay UK to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio, subject to Destra’s oversight. BlueBay UK may, from time to time, delegate the performance of its services to BlueBay USA, subject to the oversight of Destra.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance and, beginning with the second anniversary of the effective date of the Investment Management Agreement, will annually review the Investment Management Agreement, the Sub-Advisory Agreement and the Sub-Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The portfolio managers primarily responsible for the day-to-day management of the Fund are Duncan Farley and Blair Reid, each employees of BlueBay UK, and Tim Leary, an employee of BlueBay USA. The portfolio managers are not employed by the Fund and receive no direct compensation from the Fund in connection with their portfolio management activities. The portfolio managers’ management of the Fund is subject to Destra’s oversight. See “Management Fee” for additional information regarding the compensation payable to Destra, BlueBay UK and BlueBay USA.
Below is biographical information of the members of BlueBay who serve as the portfolio managers of the Fund:
Duncan Farley — Portfolio Manager, Leveraged Finance — Duncan is a Portfolio Manager focusing on absolute return credit strategies within BlueBay UK’s Global Leveraged Finance Group. Prior to joining BlueBay in March 2014, Duncan amassed over 16 years’ experience in the European high yield and distressed debt markets working for several leading investment firms, including King Street Capital Management, where he spent four years as a senior credit analyst. Duncan holds a BA (Hons) degree in Accounting and Computing from the University of Kent and is a qualified ACA (Association of Chartered Accountants) with the Institute of Chartered Accountants in England and Wales (ICAEW).
Tim Leary — Portfolio Manager, Leveraged Finance — Tim joined BlueBay USA in January 2012, as Head of Trading, North America within the Global Leveraged Finance Group based in the Stamford, Connecticut, office before he was promoted to his current role in January 2017. Prior to joining BlueBay USA, Tim was a director in high yield and distressed credit trading at the Royal Bank of Scotland (RBS). Before joining RBS, Tim spent three years as an analyst on the leveraged loan trading desk at Bear, Stearns & Co. Tim holds a BS in Business Administration with Finance concentration from Fordham University.
Blair Reid — Partner, Senior Portfolio Manager, Multi-Asset & Income — Blair joined BlueBay UK in August 2013 from Goldman Sachs Asset Management, where he spent 6 years as a Lead Portfolio Manager in the fixed income team, specializing in emerging market debt and FX. Previously he worked for Barclays Global Investors as well as Aon as an investment consultant. Blair has a Bachelor of Economics degree from Macquarie University in Sydney, an MBA from London Business School and is a Fellow of the Institute of Actuaries.

The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed, and ownership of the Fund’s shares.
Control Persons and Principal Holders of Securities
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. Destra, BlueBay and/or their affiliates collectively purchased approximately $25,000,000 of Class I Shares upon the initial regular daily closing in this Offering at a price of  $25.00 per Share, and have subsequently purchased an additional amount of Class I Shares of approximately $22,000,000, Class A Shares of approximately $1,000,000, Class T Shares of approximately $1,000,000 and Class L Shares of approximately $1,000,000. Destra, BlueBay and/or their affiliates’ respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this Offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors. As of December 31, 2019, RBC, the parent company of BlueBay, is deemed to control the Fund because it had voting authority with respect to more than 25% of the value of the outstanding interests in the Fund on such date.
Administrative Services
The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to each of the Fund; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with U.S. generally accepted accounting principles (“GAAP”) and procedures defined in consultation with Destra; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Advisers.
In consideration for these services, the Fund pays the Administrator a minimum monthly administration fee of  $4,333, or $52,000 on an annualized basis (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund, and receives a fee for transfer agency services, fund accounting and tax services. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.
The Administration Agreement provides that, in the absence of bad faith, gross negligence, fraud, reckless disregard or willful misconduct in the performance of its duties and obligations under the Administration Agreement, the Administrator will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification of the Administrator and its nominees against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the Administrator’s bad faith, gross negligence, fraud, reckless disregard or willful misconduct in the performance of its duties to the Fund.

Custodian, Distribution Paying Agent, Transfer Agent and Registrar
The Bank of New York Mellon, which has its principal address at One Wall Street, New York, NY 10286, serves as custodian for the Fund. UMB Fund Services, Inc., which has its principal office at 235 West Galena Street, Milwaukee WI 53212, provides accounting services to the Fund and serves as the Fund’s distribution paying agent, transfer agent and registrar.

FUND EXPENSES
The Fund will pay all of its expenses, or reimburse the Advisers or their affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Management Fee and the Administration Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees; research expenses (including, without limitation, expenses of consultants who perform fund manager due diligence research); fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Advisers or their affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.
“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent.
Class A Shares, Class L Shares and Class T Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class L Shares and Class T Shares pay a Distribution Fee that accrues at an annual rate equal to 0.25% for Class L Shares and 0.50% for Class T Shares of the Fund’s average daily net assets attributable to the applicable class of Shares and is payable on a monthly basis.
The Advisers will bear all of their expenses and costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of investments. In addition, the Advisers are responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Advisers, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.
The Fund will bear directly certain ongoing offering costs associated with any periodic offers of Shares which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.
The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

Destra and the Fund have entered into the Expense Limitation Agreement under which Destra has agreed to reimburse and/or pay or absorb, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed the Expense Limitation. The Expense Limitation may be adjusted for different classes of Shares to account for class-specific expenses. In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Unless earlier terminated by the Board, the Expense Limitation Agreement will remain in effect until February 13, 2030, and will automatically continue in effect for successive twelve-month periods thereafter. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 30 days’ written notice. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, legal fees related to the organization and offering of the Fund, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution and/or shareholder servicing fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses.
Offering Costs
The Fund, either directly or through reimbursement to Destra or its affiliates, is responsible for its offering costs. Offering costs primarily include legal, accounting, printing and other expenses relating to this Offering, including costs associated with technology integration between the Fund’s systems and those of its distribution partners, marketing expenses, salaries and direct expenses of the Advisers’ personnel, employees of their affiliates and others while engaged in registering and marketing the Shares, including the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Fund.

MANAGEMENT FEES
Management Fee
Under the Investment Management Agreement, Destra is entitled to a Management Fee, calculated and payable quarterly in arrears, at the annual rate of 1.75% of the Fund’s average daily Managed Assets during such period. The Management Fee may or may not be taken in whole or in part at the discretion of Destra. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as Destra may determine, provided that such deferred Management Fee will only be recoverable if not more than three years following the time such deferral was made. The Management Fee for any partial quarter will be appropriately prorated.
The Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) provides that BlueBay UK receives a sub-advisory fee (payable by Destra out of the Management Fee) at the rates set forth below (on an annualized basis) of the Fund’s average daily Managed Assets:
Managed Assets of the Fund	Fees (annual rate as a percentage of average daily Managed Assets)
$1 to $50,000,000	1.75%
Over $50,000,000 to $100,000,000	1.225%
Over $100,000,000 to $150,000,000	1.1375%
Over $150,000,000 to $250,000,000	1.05%
In excess of $250,000,000	0.875%
The Fund’s Investment Sub-Sub-Advisory Agreement (the “Sub-Sub-Advisory Agreement”) provides that BlueBay USA receives a sub-sub-advisory fee equal to the costs incurred by BlueBay USA in providing advisory services to the Fund, plus a margin of 10% of such costs. BlueBay USA is paid by BlueBay UK out of the sub-advisory fee BlueBay UK receives from Destra.
Because the Management Fee and the sub-advisory fee are based on the Fund’s average daily Managed Assets, the Fund’s use of leverage, if any, will increase the Management Fee and the sub-advisory fee paid to Destra and BlueBay UK, respectively.
Investment Management Agreement, Sub-Advisory Agreement and Sub-Sub-Advisory Agreement
The Investment Management Agreement, Sub-Advisory Agreement and Sub-Sub-Advisory Agreement were approved by the Board and the sole initial Shareholder and became effective upon the commencement of the Fund’s investment operations in May 2018. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to the Board as required by, Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder. A discussion regarding the basis for the approval of the Investment Management Agreement, Sub-Advisory Agreement and Sub-Sub-Advisory Agreement by the Board is available in the Fund’s annual report to Shareholders dated September 30, 2018.
The Investment Management Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Destra or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Management Agreement with Destra should be terminated, by the Fund. The Investment Management Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).
The Sub-Advisory Agreement and may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by BlueBay UK or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Sub-Advisory Agreement with BlueBay UK should be terminated. The Sub-Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act) or the termination of the Investment Management Agreement.

The Sub-Sub-Advisory Agreement and may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by BlueBay USA, BlueBay UK or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Sub-Advisory Agreement with BlueBay UK or the Sub-Sub-Advisory Agreement with BlueBay USA should be terminated. The Sub-Sub-Advisory Agreement will automatically terminate if  (i) the Sub-Sub-Advisory Agreement is terminated or in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act); (ii) the Sub-Advisory Agreement is terminated or in the event of its assignment; or (iii) the termination of the Investment Management Agreement.

DETERMINATION OF NET ASSET VALUE
The Fund determines the NAV of Shares on each day that the NYSE is open for business as of the close of the regular trading session. Each Class A Share, Class L Share and Class T Share is offered at NAV plus the applicable Sales Load, and each Class I Share is offered at NAV. The Fund calculates NAV per Share on a class-specific basis. The NAV of a class of Shares depends on the number of shares of the applicable class outstanding at the time the NAV of the applicable share class is determined. As such, the NAV of each class of Shares may vary if the Fund sells different amounts of Shares per class. The Fund’s assets and liabilities are valued in accordance with the principles set forth below.
Destra values the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to Destra. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
When determining the fair value of an asset, Destra seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that Destra deems relevant, with input from the BlueBay, may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. However, determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund’s financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s financial statements.
For purposes of calculating NAV, Destra uses the following valuation methods:
In determining net asset value, portfolio instruments generally are valued using prices provided by independent pricing services or obtained from other sources, such as broker-dealer quotations. Exchange-traded instruments generally are valued at the last reported sales price or official closing price on an exchange, if available. Independent pricing services typically value non-exchange-traded instruments utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows, and transactions for comparable instruments. In pricing certain instruments, the pricing services may consider information about an instrument’s issuer or market activity provided by the Fund’s Sub-Adviser. Non-U.S. securities and currency are valued in U.S. dollars based on non-U.S. currency exchange rate quotations supplied by an independent quotation service.
For non-U.S. traded securities whose principal local markets close before the close of the NYSE, the Fund may adjust the local closing price based upon such factors as developments in non-U.S. markets, the performance of U.S. securities markets and the performance of instruments trading in U.S. markets that represent non-U.S. securities. The Fund may rely on an independent fair valuation service in making any such fair value determinations. If the Fund holds portfolio instruments that are primarily listed on non-U.S. exchanges, the value of such instruments may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

In certain situations, Destra, with input from BlueBay, may use the fair value of a portfolio instrument if such portfolio instrument is not priced by a pricing service, if the pricing service’s price is deemed unreliable or if events occur after the close of a securities market (usually a foreign market) and before the Fund values its assets that would materially affect NAV. A portfolio instrument that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures. Because non-U.S. portfolio instruments may trade on days when Fund shares are not priced, the value of portfolio instruments held by the Fund can change on days when Fund shares cannot be redeemed. Destra expects to use fair value pricing primarily when a portfolio instrument is not priced by a pricing service or a pricing service’s price is deemed unreliable.
Due to the subjective nature of fair value pricing, the Fund’s value for a particular portfolio instrument may be different from the last price determined by the pricing service or the last bid or ask price in the market.
Other portfolio instruments held by the Fund are generally valued at market value. Certain short-term instruments maturing within 60 days or less are valued at amortized cost, which approximates market value. The value of the securities of other open-end funds held by the Fund, if any, will be calculated using the NAV of such open-end funds, and the prospectuses for such open-end funds explain the circumstances under which they use fair value pricing and the effects of using fair value pricing.
Below is a description of factors that may be considered when valuing securities for which no active secondary market exists.
Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of the collateral securing its debt investments.
For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.
For equity interests, various factors may be considered in determining fair value, including but not limited to multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or an acquisition, recapitalization, restructuring or other related items.
Other factors that may be considered in valuing securities include private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies, the acquisition price of such investment or industry practices in determining fair value. Destra may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/ or the size of the portfolio company relative to comparable firms, as well as such other factors as Destra, in consultation with any third-party valuation or pricing service, if applicable, may consider relevant in assessing fair value.
If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value.
Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security, where applicable.
If events materially affecting the price of foreign portfolio securities occur between the time when their price was last determined on such foreign securities exchange or market and the time when the Fund’s NAV was last calculated (for example, movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets), such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Board. For purposes of calculating NAV, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at prevailing exchange rates as may be determined in good faith by Destra, under the supervision of the Board.
Swaps typically will be valued using valuations provided by a third-party pricing service. Such pricing service valuations generally will be based on the present value of fixed and projected floating rate cash flows over the term of the swap contract and, in the case of credit default swaps, generally will be based on credit spread quotations obtained from broker-dealers and expected default recovery rates determined by the third-party pricing service using proprietary models. Future cash flows will be discounted to their present value using swap rates provided by electronic data services or by broker-dealers.
While the Fund’s policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values determined by Destra would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the securities were sold. The Fund will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value.

CONFLICTS OF INTEREST
Destra, BlueBay and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:
•
The managers, officers and other personnel of Destra allocate their time, as they deem appropriate, between advising the Fund and managing and operating other investment activities and business activities in which they may be involved;

•
The personnel of BlueBay allocate their time, as they deem appropriate, between assisting Destra in identifying investment opportunities and making investment decisions and performing similar functions for other business activities in which they may be involved;

•
The principals of Destra or BlueBay may serve as officers, paid advisors, directors or in comparable management functions for portfolio companies in which the Fund invests, and may receive compensation in connection therewith;

•
The Fund may now, or in the future, compete with certain affiliates for investments, subjecting Destra and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf;

•
The Fund may now, or in the future, compete with other funds or clients managed or advised by BlueBay or its affiliates for investment opportunities, subjecting BlueBay and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities;

•
Destra or BlueBay could be subject to a conflict of interest because of the varying compensation arrangements among their respective clients;

•
BlueBay and its affiliates now, or in the future, may acquire securities in which the Fund invests;

•
Regardless of the quality of the assets acquired by the Fund, the services provided to the Fund or whether the Fund makes distributions to Shareholders, Destra will receive the Management Fee and BlueBay UK and BlueBay USA will receive the sub-advisory and sub-sub-advisory fees, respectively, in connection with the management of the Fund’s portfolio;

•
Destra, BlueBay and their respective affiliates may give advice and recommend securities to other clients, family or friends, in accordance with the investment objectives and strategies of such other clients, family or friends, which may differ from advice given to, or the timing or nature of the action taken with respect to, the Fund so long as it is their policy, to the extent practicable, to recommend for allocation and/or allocate investment opportunities to the Fund on a fair and equitable basis relative to their other clients, family and friends, even though their investment objectives may overlap with those of the Fund;

•
BlueBay and its affiliates may have existing business relationships or access to material non-public information that would prevent BlueBay from consummating certain investment opportunities (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. Similarly, Destra and its affiliates may have existing business relationships or access to material non-public information that would prevent it from considering, approving or consummating an investment opportunity (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when Destra or BlueBay would otherwise take such an action;

•
To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of Destra, BlueBay and any of their respective affiliates, as applicable, Destra, BlueBay and any of their respective affiliates may deem it appropriate for the Fund and one or more other investment accounts managed by them or any of their respective affiliates to participate in an investment opportunity;

•
The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, acquires more than 5% of the voting securities of the Fund, Destra, BlueBay UK or BlueBay USA (or either of their respective controlling entities), the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into joint transactions with such persons, absent the availability of an exemption or prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund may be limited;
•
Where an Adviser advises both sides of a transaction (cross trades) there may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Destra’s or BlueBay’s decision to engage in these transactions for the Fund. There may be a potentially conflicting division of loyalties and responsibilities to the parties in such transactions, and the Advisers have each developed policies and procedures in relation to such transactions and conflicts. Cross trades may disproportionately benefit one party relative to other party due to the relative amount of market savings obtained by the parties. Any principal, cross or agency cross trades will be effected in accordance with Rule 17a-7 of the 1940 Act;

•
BlueBay UK and BlueBay USA, each as a wholly-owned subsidiary of RBC, may be affected by RBC’s participation in certain markets or its actions for particular clients, which could also restrict or affect the Fund’s ability to transact in those markets;

•
Potential conflicts of interest also exist when RBC has certain overall investment limitations on positions in securities or other financial instruments due to, among other things, investment restrictions imposed upon RBC by law, regulation, contract or internal policies. They could prevent the Fund from purchasing particular financial instruments, even if the financial instruments would otherwise meet the Fund’s objectives;

•
Conflicts of interest may arise in the voting of proxies, with for instance, different teams voting proxies differently or Destra and BlueBay voting differently or BlueBay and its affiliates voting differently or the difference in advice given by Destra and BlueBay and its affiliates to their clients;

•
Subject to applicable law, BlueBay and its affiliates may from time to time and without notice to investors in-source or outsource certain processes or functions in connection with a variety of services that they provide to the Funds in their administrative or other capacities. Such in-sourcing or outsourcing may give rise to additional conflicts of interest;

•
Destra and BlueBay each maintain a code of ethics. The code of ethics is intended to ensure that the interests of clients are placed ahead of any personal interest and that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided. The code of ethics is designed to detect and prevent improper personal trading. The code of ethics permits personnel subject to the code of ethics to invest in securities, including securities that may be purchased, sold or held by the Fund, subject to a number of restrictions and controls, including prohibitions against purchases of securities in an initial public offering and a pre-clearance requirement with respect to personal securities transactions;

•
Destra, BlueBay and their affiliates may, to the extent permitted by applicable regulations, contribute to various non-cash and cash arrangements to promote the sale of Fund shares, as well as sponsor various educational programs, sales contests and/or promotions. Destra, BlueBay and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of third parties in connection with educational, sales and promotional programs, subject to applicable regulations. Other compensation may also be offered from time to time to the extent not prohibited by applicable laws or regulations. Such arrangements may give rise to potential conflicts of interest; and

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To the extent permitted by applicable law, RBC may act as broker or dealer for the Fund, or agent, lender or financial/investment advisor or in other commercial capacities for issuers of securities held by the Fund. RBC may be entitled to compensation in connection with the provision of such services, and the Fund will not be entitled to any such compensation.

To address the types of conflicts referred to above, Destra, BlueBay UK and BlueBay USA have adopted policies and procedures under which they will detect, manage or mitigate the conflicts.

QUARTERLY REPURCHASES OF SHARES
No Right of Redemption
No Shareholder will have the right to require the Fund to redeem its Shares. No public market exists for the Shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.
Repurchases of Shares
The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to Shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase a specified percentage of its outstanding Shares at the NAV at regular intervals.
Once each quarter, the Fund will offer to repurchase at NAV no less than 5% and no more than 25% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date (each a “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares of each Share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline. Typically, the Repurchase Offer Amount will be 5% of the Shares outstanding on the Repurchase Request Deadline. Repurchase offers in excess of this amount will be made solely at the discretion of the Board.
Notice to Shareholders
No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price
The repurchase price of the Shares will be the NAV of the respective Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 844-9DESTRA (933-7872) to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of Shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (including cash and borrowings) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than Destra otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. Destra intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to his or her Shares. Shareholders have no rights to redeem or transfer their Shares. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The following description is based on relevant portions of the Delaware Statutory Trust Act and on the Fund’s Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act and the Fund’s Declaration of Trust and bylaws, copies of which are filed with the books and records of the Fund, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Fund is authorized to issue an unlimited number of shares of beneficial interest, par value $0.001 per share. The Fund’s Declaration of Trust permits the Board to classify or reclassify any of the Fund’s unissued Shares into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of each class or series of Shares. A majority of the Board, without action by the Fund’s Shareholders, may amend the Fund’s Declaration of Trust from time to time to increase or decrease the aggregate number of Shares or may increase or decrease the number of Shares of any class or series that the Fund has authority to issue; provided, that any such amendment or Board action may not change the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of any issued and outstanding Shares.
The Fund offers four classes of Shares: Class I Shares, Class A Shares, Class L Shares and Class T Shares.
The Fund has been granted exemptive relief by the SEC permitting the Fund to offer multiple classes of Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” The details of each Share class are set forth in “Distribution of Shares.”
There is currently no market for the Shares, including Class I Shares, Class A Shares, Class L Shares and Class T Shares, and the Fund does not expect that a market for the Shares will develop. Pursuant to the Fund’s Declaration of Trust and as permitted by Delaware law, Shareholders generally will not be personally liable for the Fund’s debts or obligations.
Set forth below is a chart describing the classes of the Fund’s securities outstanding as of January 2, 2020.
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)
(Common shares of beneficial interest, par value $0.001 per share)
Class I Shares	Unlimited	None	2,112,984
Class A Shares	Unlimited	None	45,330
Class L Shares	Unlimited	None	45,220
Class T Shares	Unlimited	None	45,110
Common Shares
Under the terms of the Fund’s Declaration of Trust, all issued Shares will be fully paid and non-assessable. Distributions may be paid to the holders of the Fund’s Class I Shares, Class A Shares, Class L Shares and Class T Shares (which shall be done pro rata among the Shareholders of a specific class) at the same time and in different per share amounts on such Class I Shares, Class A Shares, Class L Shares and Class T Shares if, as and when authorized and declared by the Board. Each class of Shares shall represent beneficial interests in all of the Fund’s assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption (if any) as each other class of Shares except for such differences as are set forth in the Fund’s Declaration of Trust or any resolution of the Board. Except as may be provided by the Board in setting the terms of classified or reclassified Shares, Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Fund’s Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares. In addition, the Shares are not subject to any mandatory redemption obligations by the Fund. In the event of the Fund’s liquidation, dissolution or winding up, each share of a class of Shares would be entitled to be paid, out of the Fund’s assets that are legally available for distribution to the Shareholders after the Fund pays or makes reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time, a liquidation payment equal to the NAV per share of such class; provided, however, that if the Fund’s available assets are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of Shares of each class of Shares ratably in the same proportion as the respective amounts that would be payable on such Shares of each class of Shares if all amounts payable thereon were paid in full. Class I Shares, Class A Shares, Class L Shares and Class T Shares will vote together as a single class, and each Share will be entitled to one vote on all matters submitted to a vote of Shareholders, including the election of trustees, and subject to the express terms of any class or series of preferred shares, Shareholders shall have the exclusive right to vote on all matters as to which a Shareholder is entitled to vote pursuant to applicable law at all meetings of Shareholders; provided, however, that the holders of a class of Shares will have (i) exclusive voting rights on an amendment to the Fund’s Declaration of Trust that would alter only the contract rights, as expressly set forth in the Fund’s Declaration of Trust, of the specified class of Shares and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. There will be no cumulative voting in the election of trustees, which means that holders of a majority of the outstanding Shares will be able to elect all of the Fund’s trustees, provided that there are no Shares of any other class or series of Shares outstanding entitled to vote in the election of trustees, and holders of less than a majority of such Shares will be unable to elect any trustee. Under the Fund’s Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders, or in the future in compliance with the requirements of any exchange on which Shares may be listed in the future.
Preferred Shares and Other Securities
The Fund’s Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to the shares and before any purchase of shares is made, the total asset value of the Fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares, and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Under the Fund’s Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Fund’s Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position.
The Fund has entered into the Investment Management Agreement with Destra. The Investment Management Agreement provides that, in the absence of willful misfeasance, gross negligence or reckless disregard for its obligations and duties thereunder, Destra is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Destra has entered into the Sub-Advisory Agreement with BlueBay UK. The Sub-Advisory Agreement provides that, in the absence of willful misconduct, bad faith, reckless disregard or gross negligence for its obligations and duties thereunder, BlueBay UK is not liable for any error of judgment or mistake of law or for any loss the Fund suffers. In addition, the Sub-Advisory Agreement provides that BlueBay UK will indemnify the Fund, Destra and any of their respective affiliates and controlling persons for any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses), which the Fund, Destra or any of their respective affiliates and controlling persons may sustain as a result of BlueBay UK’s willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder or violation of applicable law.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Fund’s Declaration of Trust provides that the number of Trustees shall be no less than one. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been duly elected and qualified pursuant to the Fund’s Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Fund’s Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) without cause only by a written instrument signed by a majority of the Trustees prior to such removal or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter.
As of the date of this prospectus, the Fund had a total of 4 members of the Board, 3 of whom were Independent Trustees. Pursuant to the 1940 Act, at least 40% of the members of the Board must be Independent Trustees.
Action by Shareholders
The Fund’s Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Fund’s Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Fund’s Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders, except Shareholders shall have the right to vote: (i) on any amendment that would affect their right to vote, generally; (ii) on any amendment that would affect the Board’s ability to amend the Declaration of Trust; (iii) on any amendment for which such vote is required by law; and (iv) on any amendment submitted to Shareholders by the Board. Pursuant to the Fund’s Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
Conflict with Applicable Laws and Regulations
The Fund’s Declaration of Trust provides that if and to the extent that any provision of the Fund’s Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Fund’s Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

TAX ASPECTS
The following discussion is a general summary of U.S. federal income tax considerations generally applicable to the Fund and its investors. Except as otherwise noted, this discussion assumes you are a taxable U.S. person (as defined for U.S. federal income tax purposes) and that you hold your Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and Shareholders (including Shareholders subject to special rules under U.S. federal income tax law).
The discussions set forth herein do not constitute tax advice. The Fund has not sought and will not seek any ruling from the IRS regarding any matters discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. This summary does not discuss any aspects of foreign, state or local tax. Prospective investors must consult their own tax advisers as to the U.S. federal income tax consequences (including the alternative minimum tax consequences) of acquiring, holding and disposing of the Fund’s Shares, as well as the effects of state, local and non-U.S. tax laws.
Taxation of the Fund
The Fund intends to elect to be treated and to qualify to be taxed as a RIC under Subchapter M of the Code. In order to qualify as a RIC, the Fund must, among other things, satisfy certain requirements relating to the sources of its income, diversification of its assets, and distribution of its income to Shareholders. First, the Fund must derive at least 90% of its annual gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies, and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined below). Second, the Fund must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets of the Fund is invested in the securities (other than U.S. government securities and the securities of other RICs) of any one issuer, any two or more issuers controlled by the Fund and that are determined to be engaged in the same, similar or related trades or businesses, or any one or more “qualified publicly traded partnerships.” Generally, a qualified publicly traded partnership is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) and that derives less than 90% of its gross income from the items described in clause (a) above. Income from the Fund’s investments in equity interests of other entities treated as partnerships for U.S. federal income tax purposes will be qualifying income for purposes of the income test described above to the extent it is attributable to items of partnership income that would be qualifying income if earned directly by the Fund.
As long as the Fund qualifies as a RIC, the Fund will generally not be subject to corporate-level U.S. federal income tax on income and gains that it distributes each taxable year to Shareholders, provided that in such taxable year it distributes at least 90% of the sum of  (i) its “investment company taxable income” (which includes, among other items, dividends, taxable interest, income from securities lending, net short-term capital gain in excess of net long-term capital loss, and any other taxable income other than “net capital gain” (as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid, and (ii) the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions), if any. The Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if the Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year at least the sum of  (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year. In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax. Although the Fund intends to distribute any income and capital gain in a manner necessary to minimize the imposition of the 4% nondeductible excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.
If in any taxable year the Fund should fail to qualify under Subchapter M of the Code for tax treatment as a RIC, the Fund would incur a regular corporate U.S. federal income tax upon all of its taxable income (including net capital gain) for that year, and all distributions to Shareholders (including distributions of net capital gain) would be taxable to Shareholders as ordinary dividend income for U.S. federal income tax purposes to the extent of the Fund’s current or accumulated earnings and profits. Provided that certain holding period and other requirements are met, such dividends would, however, be eligible (i) to be treated as qualified dividend income eligible to be taxed at long-term capital gain rates in the case individual Shareholders and (ii) for the dividends-received deduction in the case of corporate Shareholders. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to Shareholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Fund would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.
The remainder of this discussion assumes that the Fund qualifies for taxation as a RIC.
The Fund’s Investments
Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Generally, the amount of the original issue discount is treated as interest income and is included in taxable income (and required to be distributed by the Fund in order to qualify as a RIC and avoid U.S. federal income tax or the 4% excise tax on undistributed income) over the term of the security, even though payment of that amount is not received until a later time, usually when the debt security matures.
If the Fund purchases a debt security on a secondary market at a price lower than its adjusted issue price, the excess of the adjusted issue price over the purchase price is “market discount.” Unless the Fund makes an election to accrue market discount on a current basis, generally, any gain realized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on the debt security. Market discount generally accrues in equal daily installments. If the Fund ultimately collects less on the debt instrument than its purchase price plus the market discount previously included in income, the Fund may not be able to benefit from any offsetting loss deductions.
The Fund may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, potentially requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to RICs under the Code.
The Fund may invest a portion of its assets in below investment grade securities, commonly known as “junk” securities. Investments in these types of securities may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income and whether modifications or exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues could affect the Fund’s ability to distribute sufficient income to preserve its status as a RIC or to avoid the imposition of U.S. federal income or excise tax.
Gain or loss on the sale of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will generally be short-term capital gain or loss.
Because the Fund may invest in foreign securities, its income from such securities may be subject to non-U.S. taxes. The Fund does not expect that it will be eligible to elect to “pass through” to Shareholders the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid by the Fund with respect to qualifying taxes.
Income from options on individual securities written by the Fund will not be recognized by the Fund for tax purposes until an option is exercised, lapses or is subject to a “closing transaction” (as defined by applicable regulations) pursuant to which the Fund’s obligations with respect to the option are otherwise terminated. If the option lapses without exercise, the premiums received by the Fund from the writing of such options will generally be characterized as short-term capital gain. If the Fund enters into a closing transaction, the difference between the premiums received and the amount paid by the Fund to close out its position will generally be treated as short-term capital gain or loss. If an option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security, and the character of any gain on such sale of the underlying security as short-term or long-term capital gain will depend on the holding period of the Fund in the underlying security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss. Because the Fund will not have control over the exercise of the options it writes, such exercises or other required sales of the underlying securities may cause the Fund to realize gains or losses at inopportune times.
Options on indices of securities and sectors of securities that qualify as “section 1256 contracts” will generally be “marked-to-market” for U.S. federal income tax purposes. As a result, the Fund will generally recognize gain or loss on the last day of each taxable year equal to the difference between the value of the option on that date and the adjusted basis of the option. The adjusted basis of the option will consequently be increased by such gain or decreased by such loss. Any gain or loss with respect to options on indices and sectors that qualify as “section 1256 contracts” will be treated as short-term capital gain or loss to the extent of 40% of such gain or loss and long-term capital gain or loss to the extent of 60% of such gain or loss. Because the mark-to-market rules may cause the Fund to recognize gain in advance of the receipt of cash, the Fund may be required to dispose of investments in order to meet its distribution requirements. “Mark-to-market” losses may be suspended or otherwise limited if such losses are part of a straddle or similar transaction.
The Fund’s transactions in foreign currencies, forward contracts, options, futures contracts (including options and futures contracts on foreign currencies) and short sales, to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles” and “constructive sales”) that may, among other things, affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to Shareholders.
Taxation of Shareholders
The Fund may either distribute or retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to a corporate income tax on such retained amount. In that event, the Fund may report the retained amount as undistributed capital gain in a notice to Shareholders, each of whom, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its Shares by the amount of undistributed capital gains included in the Shareholder’s income less the tax deemed paid by the Shareholder under clause (ii).
Distributions paid to you by the Fund from its net capital gain, if any, that the Fund properly reports as capital gain dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your Shares. All other dividends paid to you by the Fund (including dividends from net short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income. Provided that certain holding period and other requirements are met, ordinary income dividends (if properly reported by the Fund) may qualify (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of individual Shareholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Fund receives qualified dividend income (generally, dividend income from taxable domestic corporations and certain qualified foreign corporations). There can be no assurance as to what portion of the Fund’s distributions will be eligible for the dividends received deduction or for the reduced rates applicable to qualified dividend income.
Any distributions you receive that are in excess of your share of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your Shares, and thereafter as capital gain from the sale of your Shares. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.
Shareholders may be entitled to offset their capital gain dividends (but not dividends treated as qualified dividend income) with capital losses. The Code contains a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, Shareholders that have capital losses are urged to consult their tax advisers.
Dividends and other taxable distributions are taxable to you even though they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared. In addition, certain other distributions made after the close of the Fund’s taxable year may be “spilled back” and treated as paid by the Fund (except for purposes of the 4% nondeductible excise tax) during such taxable year. In such case, you will be treated as having received such dividends in the taxable year in which the distributions were actually made.
The price of Shares purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing Shares just prior to the record date of a distribution will receive a distribution which will be taxable to them even though it represents, economically, a return of invested capital.
The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.
Except as discussed below in the case of a repurchase of Shares, the sale or other disposition of Shares will generally result in capital gain or loss to you and will be long-term capital gain or loss if you have held such Shares for more than one year at the time of sale. Any loss upon the sale or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such Shares. Any loss you recognize on a sale or other disposition of Shares will be disallowed if you acquire other identical Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the Shares. In such case, your tax basis in the Shares acquired will be adjusted to reflect the disallowed loss.

In general, a repurchase of Shares should be treated as a sale or exchange of such Shares under section 302 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the Shareholder, (b) results in a “complete redemption” of the Shareholder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the Shareholder’s proportionate interest in the Fund and where the Shareholder owns less than 50% of the voting power of all classes entitled to vote. A “complete redemption” of a Shareholder’s interest generally requires that all Shares of the Fund owned by such Shareholder be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s proportionate interest in the Fund, which should result if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund. In determining whether any of these tests has been met, any Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in section 318 of the Code, generally must be taken into account.
Current U.S. federal income tax law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income while long-term capital gain generally is taxed at a reduced maximum rate.
Certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund’s stock.
A Shareholder that is a nonresident alien individual or a foreign corporation (a “foreign investor”) generally will be subject to U.S. federal withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends (except as discussed below). In general, U.S. federal withholding tax and U.S. federal income tax will not apply to any capital gain realized by a foreign investor in respect of any distribution of net capital gain (including amounts credited as an undistributed capital gain dividend) or upon the sale or other disposition of Shares of the Fund. Different tax consequences may result if the foreign investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Foreign investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s Shares.
Ordinary income dividends properly reported by a RIC are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the RIC’s “qualified net interest income” (generally, its U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the RIC is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the RIC’s “qualified short-term capital gains” (generally, the excess of the RIC’s net short-term capital gain over its long-term capital loss for such taxable year). Depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign investor needs to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute Form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.
In addition, with respect to Shares held by certain foreign financial institutions (including investment funds), a U.S. withholding at a rate of 30% will be imposed on dividends unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to Shares in, and accounts maintained by, the institution to the extent such Shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Shares of the Fund are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Shares of the Fund held by an investor that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Fund or applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The Fund will not pay any additional amounts to Shareholders in respect of any amounts withheld. Foreign investors are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in the Fund’s Shares.
U.S. federal backup withholding tax may be required on dividends, distributions and sale or redemption proceeds payable to certain non-exempt Shareholders who fail to supply their correct taxpayer identification number (in the case of individuals, generally, their social security number) or to make required certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you timely furnish the required information to the IRS.
Ordinary income dividends, capital gain dividends, and gain from the sale, redemption or other disposition of Shares of the Fund also may be subject to state, local, and/or foreign taxes. Shareholders are urged to consult their own tax advisers regarding specific questions about U.S. federal, state, local or foreign tax consequences to them of investing in the Fund.
***
The foregoing is a general and abbreviated summary of certain provisions of the Code and the Treasury Regulations presently in effect as they directly govern the taxation of the Fund and Shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and the Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Prospective investors are advised to consult their own tax advisers for more detailed information concerning the tax consequences of an investment in the Fund.

ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund nor Destra, BlueBay UK nor BlueBay USA will be a fiduciary under and within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.
The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

DISTRIBUTION OF SHARES
This is a continuous offering of Class I Shares, Class A Shares, Class L Shares and Class T Shares as permitted by the federal securities laws. Destra Capital Investments LLC located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A Shares, Class L Shares and Class T Shares, the applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of Shares. In reliance on Rule 415, the Fund intends to offer to sell up to 5,040,000 Shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Shares. The Class L Shares and Class T Shares will pay the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% for Class L Shares and 0.50% for Class T Shares of the Fund’s average daily net assets attributable to the applicable share class and is payable on a monthly basis. Class I Shares and Class A Shares are not currently subject to a Distribution Fee. The Distributor will seek to market and otherwise promote the Fund through various “wholesale” distribution channels.
Destra or its affiliates, in Destra’s discretion and from their own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, Destra or its affiliates may pay a servicing fee to financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed certain classes of Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as may be necessary with respect to such accounts.
The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith, or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for Destra and its affiliates in the ordinary course of business.
In May 2018, the Fund issued approximately $25,000,000 of Class I Shares to Destra, BlueBay and/or their respective affiliates at a price of  $25.00 per Share, and have subsequently issued an additional amount of Class I Shares of approximately $22,000,000, and approximately $1,000,000 of Class A Shares, Class T Shares, and Class L Shares, respectively. Destra, BlueBay and their affiliates’ respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this Offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.

Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of  $25 into your established Fund account on specified days on a monthly, quarterly, semi-annual or annual basis. Please contact the Fund at 844-9DESTRA (933-7872) or PO Box 2175, Milwaukee, Wisconsin 53201 for more information about the Fund’s Automatic Investment Plan.
Purchase Terms
The minimum initial investment by a shareholder is $100,000 for Class I Shares and $2,500 for Class A Shares, Class L Shares and Class T Shares, respectively. There is no minimum for subsequent investments. All Share purchases are subject to approval by Destra. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Class I Shares in the following situations: broker-dealers purchasing Class I Shares for clients in broker-sponsored fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) purchasing Class I Shares in fee-based advisory accounts with a $100,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load, if any. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Share Class Considerations
When selecting a Share class, you should consider the following:
•
which Share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the Shares; and

•
total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase. Investors should consult with their Financial Intermediary regarding the sales load and any additional fees or charges their Financial Intermediary might impose on each class of shares.
Class I Shares
Class I Shares are sold at the then-current NAV per Class I Share and are not subject to any upfront sales charge. While Class I Shares are not subject to a sales load, investors may be required to pay a brokerage commission and/or other forms of compensation on purchases of Class I Shares to their Financial Intermediary. The following additional feature should be taken into account when purchasing Class I Shares:
•
a minimum initial investment of  $100,000 (the Fund reserves the right to waive investment minimums).

Class I Shares may only be available through certain Financial Intermediaries. Because the Class I Shares of the Fund are sold at the prevailing NAV per Class I Share without an upfront Sales Load, the entire amount of your purchase is invested immediately.

Class A Shares
Investors purchasing Class A Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.50% to 5.75%, as set forth in the table below. A reallowance to participating broker dealers will be made by the Distributor from the Sales Load paid by each investor. The following Sales Loads apply to your purchases of Class A Shares of the Fund:
Amount Purchased	Dealer Reallowance*	Distribution Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $100,000	5.00%	None	5.75%	6.10%
$100,000-$249,999	4.00%	None	4.75%	4.99%
$250,000-$499,999	3.00%	None	3.75%	3.90%
$500,000-$999,999	2.00%	None	2.50%	2.56%
$1,000,000 and Above	1.00%	None	1.50%	1.52%

*
Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class A Shares of the Fund:
•
a minimum initial investment of  $2,500 (the Fund reserves the right to waive investment minimums); and

•
a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

Class L Shares
Investors purchasing Class L Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. The following Sales Loads apply to your purchases of Class L Shares of the Fund:
Amount Purchased	Dealer Reallowance*	Distribution Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $250,000	3.50%	0.25%	4.25%	4.44%
$250,000-$499,999	2.50%	0.25%	3.25%	3.36%
$500,000-$999,999	1.50%	0.25%	2.00%	2.84%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

*
Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class L Shares:
•
a minimum initial investment of  $2,500 (the Fund reserves the right to waive investment minimums);

•
a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L Shares; and

•
a monthly Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L Shares.

Class T Shares
Investors purchasing Class T Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.00% to 3.00%, as set forth in the table below. The following Sales Loads apply to your purchases of Class T Shares of the Fund:
Amount Purchased	Dealer Reallowance*	Distribution Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $250,000	3.00%	0.50%	3.00%	3.09%
$250,000-$999,999	2.00%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.50%	1.00%	1.01%

*
Sales Load is the Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class L Shares:
•
a minimum initial investment of  $2,500 (the Fund reserves the right to waive investment minimums);

•
a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class T Shares; and

•
a monthly Distribution Fee which will accrue at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class T Shares.

Potential Sales Charge Waiver
Purchases of Class A Shares, Class L Shares and Class T Shares may be made without a sales charge (i.e., “load-waived”) when they are:
•
reinvesting distributions through the DRP. See “Distributions”;

•
purchases by (i) directors, officers and employees of Destra and its affiliates, (ii) Trustees and officers of the Fund, and (iii) directors and officers of any sub-adviser to a fund advised by Destra, including retired persons who formerly held such positions and immediate family members of such purchasers (immediate family members are defined as spouses, domestic partners, parents and children);

•
purchases:

•
for eligible retirement or benefit plans made through Financial Intermediaries that perform participant recordkeeping or other administrative services for the plans;

•
as a trustee or custodian of any pension or profit sharing plan or payroll deduction IRA for the employees of any consenting securities dealer having a sales agreement with the Distributor; or

•
for certain employee benefits or retirement plans, other than employee benefits or retirement plans that purchase Class A shares through brokerage relationships in which sales charges are customarily imposed;

•
purchasing Shares through the Distributor;

•
participating in an eligible investment advisory or agency commission program under which the investor pays a fee to an investment advisor or other firm for portfolio management or brokerage services;

•
purchases by investors maintaining a self-directed brokerage account with a registered broker-dealer that has entered into an agreement with the Distributor to offer Class A shares through a load-waived network or platform, which may or may not charge transaction fees; or

•
exchanging an investment in Class A, Class L or Class T (or equivalent type) Shares of another fund for an investment in the Fund.

To the extent the Distributor offers Shares with reduced sales charges through an arrangement with (i) eligible retirement or benefit plans; (ii) securities dealers, brokers or Financial Intermediaries having a sales agreement with the Distributor; (iii) investment advisors that administer eligible investment advisory or agency commission programs; and (iv) any other entity, such arrangements will be disclosed via an appendix to the Fund’s Prospectus.
In addition, concurrent purchases of Class A, Class L or Class T Shares by related accounts may be combined to determine the application of the Sales Load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the Sales Load.
It is the investor’s responsibility to determine whether a reduced Sales Load would apply. The Fund is not responsible for making such a determination. To receive a reduced Sales Load, notification must be provided at the time of the purchase order. If you purchase Class A, Class L or Class T Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.
Letters of Intent
You may be eligible for a reduced sales charge if you assure the Fund in writing that you intend to invest at least $100,000 in the Fund, over the next 13 months in exchange for a reduced sales charge (“Letter of Intent”). By signing a Letter of Intent you can purchase Class A, Class L or Class T Shares at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent. Any Shares purchased within 90 days prior to the date you sign the Letter of Intent may be used as credit toward completion of the stated amount, but the reduced sales charge will only apply to new purchases made on or after the date of the Letter of Intent. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 5.75% for Class A Shares, 4.25% for Class L Shares and 3.00% for Class T Shares of the Fund, respectively, of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed Shares. Any remaining escrowed Shares after payment to the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.
Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation may allow you to include prior purchases of Class I Shares, Class A Shares, Class L Shares or Class T Shares of the Fund, as well as reinvested distributions, as part of your current investment.
In order for your purchases and holdings to be aggregated for purposes of qualifying for such discount, they must have been made through one Financial Intermediary and you must provide sufficient information to your Financial Intermediary at the time of initial purchase of shares that qualify for the right of accumulation to permit verification that the purchase qualifies for the reduced sales charge.
Minimum Account Balances
The Fund reserves the right to annually request that intermediaries close Fund accounts that are valued at less than $500, other than as a result solely of depreciation in share value. Please note that you may incur a tax liability as a result of your account closure and associated redemption. Certain accounts held through Financial Intermediaries may not be subject to closure due to the policies of the Financial Intermediaries. You may receive written notice from your Financial Intermediary to increase your account balance to the required minimum to avoid having your account closed. If you hold Shares directly with the Fund, you may receive written notice prior to the closure of your Fund account so that you may increase your account balance to the required minimum. The Fund reserves the right to change the amount of these minimums or maximums from time to time or to waive them in whole or in part.
Share Class Conversions
Upon request, the Fund may, in its discretion, permit a current Shareholder to convert Shares held by them to another class of Fund Shares in a non-taxable transaction; provided that such Shareholder meets the requirements of the new Share class.
Distribution Fee
The Fund, with respect to its Class L Shares and Class T Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L Shares and Class T Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under a Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% for Class L Shares and 0.50% for Class T Shares of average daily net assets attributable to the applicable share classes.
Shareholder Servicing Fees
The Fund has adopted a “Shareholder Servicing Plan” with respect to its Class A Shares, Class L Shares and Class T Shares under which the Fund may compensate financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include (i) electronic processing of client orders, (ii) electronic fund transfers between clients and the Fund, (iii) account reconciliations with the Fund’s transfer agent, (iv) facilitation of electronic delivery to clients of Fund documentation, (v) monitoring client accounts for back-up withholding and any other special tax reporting obligations, (vi) maintenance of books and records with respect to the foregoing, (vii) responding to customer inquiries of a general nature regarding the Fund, (viii) responding to customer inquiries and requests regarding Statements of Additional Information, shareholder reports, notices, proxies and proxy statements, and other Fund documents, (ix) assisting customers in changing account options, account designations and account addresses, and (x) such other information and liaison services as the Fund or Destra may reasonably request. Under the Shareholder Servicing Plan, the Fund, with respect Class A Shares, Class L Shares and Class T Shares may incur expenses on an annual basis up to 0.25% of its average daily net assets attributable to Class A Shares, Class L Shares and Class T Shares, respectively.
Financial Intermediaries
The Fund has authorized one or more Financial Intermediaries to receive on its behalf purchase orders and repurchase requests. Such Financial Intermediaries are authorized to designate other intermediaries to receive purchase orders and repurchase requests on the Fund’s behalf. The Fund will be deemed to have received a purchase order or repurchase request when a Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order or request. Customer orders will be priced at the Fund’s net asset value next computed after they are received by a Financial Intermediary or the Financial Intermediary’s authorized designee. Investors may be charged a fee if they effect transactions through a Financial Intermediary or authorized designee. Investors who purchase Shares through Financial Intermediaries will be subject to the procedures of those Intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the Financial Intermediary through which they purchase Shares. Investors purchasing Shares of the Fund through Financial Intermediaries should acquaint themselves with their Financial

Intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their Financial Intermediary. The Financial Intermediary, and not its customers, will be the Shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the Financial Intermediary.
Payments to Financial Intermediaries
Destra, out of its own resources and without additional cost to the Fund or its Shareholders, may provide additional cash payments to Financial Intermediaries, which may include affiliates of Destra, for the sale of Fund shares and related services. These payments and compensation are in addition to shareholder servicing fees paid by the Fund, if any. Payments are generally made to Financial Intermediaries that provide shareholder servicing, marketing and related sales support or access to sales meetings, sales representatives and management representatives of the Financial Intermediary. Payments may also be paid to Financial Intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. Compensation may be paid as an expense reimbursement in cases in which the Financial Intermediary provides shareholder services to the Fund.

DISTRIBUTIONS
Subject to the Board’s discretion and applicable legal restrictions, the Fund intends to pay ordinary cash distributions to Shareholders on a quarterly basis beginning one full calendar quarter following commencement of the Fund’s investment operations. Such regular distributions are expected to be paid using all or a portion of the Fund’s Available Operating Funds, which are defined as the Fund’s net investment income after the application of the Expense Limitation, net capital gains and dividends and other distributions, including those treated as a return of capital, paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains). From time to time, to maintain a stable level of distributions, the Fund may also pay distributions from offering proceeds or borrowings. A distribution from offering proceeds is treated as a return of capital (shareholders’ original investment in the Fund) and generally will reduce a shareholder’s basis in his or her Shares, which may increase the capital gain or reduce the capital loss realized upon the sale of such Shares. Any amounts received in excess of a shareholder’s basis are generally treated as capital gain, assuming the Shares are held as capital assets.
Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.
The Expense Limitation will have the effect of increasing the Available Operating Funds available to fund regular distributions. The Fund’s future repayments of amounts reimbursed or waived by Destra pursuant to the Expense Limitation will in turn reduce the Available Operating Funds available to fund regular distributions. There can be no assurance that the Fund will achieve the performance necessary to sustain its distributions or that it will be able to pay distributions at a specific rate or at all. Destra has no obligation to waive fees and expenses or otherwise reimburse expenses in future periods.
Each year a statement on Form 1099-DIV identifying the character of the distributions (i.e., as ordinary income, “qualified dividend income,” “capital gain dividends,” and/or a tax-free return of capital) will be mailed to Shareholders. Fund distributions to Shareholders may exceed the Fund’s earnings and profits for U.S. federal income tax purposes, especially during the period before the Fund has substantially invested the proceeds from this Offering. As a result, a portion of such distributions may constitute a return of capital and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. In addition, certain investments the Fund makes, including preferred and common equity investments, may generate dividends and other distributions to the Fund that are treated for tax purposes as a return of capital, and a portion of the Fund’s distributions to Shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Fund may use such dividends or other distribution proceeds to fund its distributions to Shareholders. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
To qualify for and maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year an amount at least equal to the sum of 90% of its “investment company taxable income” and its net tax-exempt interest income, if any, for such tax year. In order to avoid certain excise taxes imposed on RICs, the Fund must distribute during each calendar year an amount at least equal to the sum of  (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during such years and on which the Fund paid no federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Distribution Reinvestment Plan
The Fund will operate under a DRP administered by the Fund’s Administrator. Pursuant to the plan, the Fund’s cash distributions are reinvested in the same class of Shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. Registered Shareholders who do not wish to have cash distributions automatically reinvested should so notify the Fund in writing at Destra International & Event-Driven Credit Fund, PO Box 2175, Milwaukee, Wisconsin 53201. Such written notice must be received by the Administrator no later than 15 days prior to the record date of the cash distribution or the Shareholder will receive such cash distribution in Shares through the DRP. If Shares are held by a broker or other financial intermediary, a Shareholder may elect to withdraw from the DRP by notifying their broker or other financial intermediary of their election. Under the DRP, the Fund’s cash distributions to Shareholders are reinvested in full and fractional Shares as described below.
When the Fund declares a cash distribution, the Administrator, on the Shareholder’s behalf, will receive additional authorized, newly-issued Shares from the Fund. The number of Shares to be received when cash distributions are reinvested will be determined by dividing the total dollar amount of the distribution payable by the NAV per Share of the applicable class.
Although Shares issued pursuant to the DRP will not be subject to any Sales Load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.
The Administrator will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Administrator will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. The Administrator, or another entity selected by a financial intermediary, as the case may be, will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRP, the Administrator will administer the DRP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither the Administrator nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of cash distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Aspects.”
The Fund reserves the right to amend, suspend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by participants.
All correspondence concerning the DRP should be directed to the plan administrator by mail at Destra International & Event-Driven Credit Fund, PO Box 2175, Milwaukee, Wisconsin 53201. A Shareholder may obtain a copy of the DRP by request to the plan administrator or by contacting the Fund.

FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year ends on September 30. After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
PRIVACY NOTICE
The Fund is committed to protecting the privacy of Shareholders. This privacy notice explains the privacy policies of the Fund and its affiliates. This notice supersedes any other privacy notice Shareholders may have received from the Fund.
The Fund will safeguard, according to strict standards of security and confidentiality, all information the Fund receives about Shareholders. The only information the Fund collects from Shareholders is their name, address, number of Shares held and their social security number.
This information is used only so that the Fund can send Shareholders annual reports, semi-annual reports and other information about the Fund, and send Shareholders other information required by law.
The Fund does not share this information with any non-affiliated third party except as described below.
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Authorized employees of Destra.   It is the Fund’s policy that only authorized employees of Destra who need to know a Shareholder’s personal information will have access to it.

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Service providers.   The Fund may disclose a Shareholder’s personal information to companies that provide services on the Fund’s behalf, such as record keeping, processing the Shareholder’s trades and mailing the Shareholder information. These companies are required to protect the Shareholder’s information and use it solely for the purpose for which they received it.

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Courts and government officials.   If required by law, the Fund may disclose a Shareholder’s personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

LEGAL MATTERS
Certain legal matters in connection with the shares will be passed upon for the Fund by Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, PA 19103-6996.
INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
Destra International & Event-Driven Credit Fund
PO Box 2175
Milwaukee, Wisconsin 53201
Telephone: 844-9DESTRA (933-7872)
Website: www.destracapital.com.

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.
Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
Up to 5,040,000
Common Shares
Destra International & Event-Driven Credit Fund
Investment Adviser
Destra Capital Advisors LLC
Prospectus
February 1, 2020

Maximum Offering of 5,040,000 Common Shares
DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
Statement of Additional Information
Class I Shares	CEDIX
Class A Shares	CEDAX
Class L Shares	CEDLX
Class T Shares	CEDTX
February 1, 2020
Destra International & Event-Driven Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company and operates as an interval fund. The Fund makes investments as described in the Fund’s prospectus dated February 1, 2020, as may be supplemented from time to time (the “Prospectus”), which is incorporated herein by reference, with the proceeds it receives from the sale of common shares of beneficial interest (“Shares”). There can be no assurance that the Fund will achieve its investment objective.
This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at PO Box 2175, Milwaukee, Wisconsin 53201, by calling the Fund at 844-9DESTRA (933-7872) or by accessing the “Literature” page on the Fund’s website at www.destracapital.com. The information on the Fund’s website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

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GENERAL INFORMATION AND HISTORY
The Destra International & Event-Driven Credit Fund (the “Fund” or the “Trust”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 13, 2017 and commenced operations on May 9, 2018. The Fund’s principal office is c/o Destra Capital Advisors, 444 West Lake Street, Suite 1700, Chicago IL 60606, and its telephone number is 844-9DESTRA (933-7872). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.
The Fund offers four classes of shares: Class I shares, Class A shares, Class L shares and Class T shares. The Fund’s Board of Trustees (the “Board,” “Trustees” or “Board of Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.
INVESTMENT OBJECTIVE, POLICIES AND RISKS
The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.
Fixed-Income Instruments
The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.
An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.
The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.
Risks of Foreign Investments
Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.
In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, to comply with guidance related to the accounting and disclosure of uncertain tax positions under generally accepted accounting principles
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(“GAAP”), the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s NAV at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.
Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.
Senior Loans and Participations
The Fund’s investment program may include senior loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower. Senior loans and participations may not be deemed to be “securities” under the federal securities laws of the United States and therefore may not be subject to the protections included in such laws.
The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The Fund typically acquires loans by assignment, but may in some instances purchase loans by participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.
Debtor-in-Possession (“DIP”) Loans
The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally viewed as less risky than many other types of loans as a result of their seniority in the debtor’s capital structure, their underlying collateral and because their terms will have been approved by a federal bankruptcy court order, the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay the DIP loan.
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Lender Liability
Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (ii) engages in other inequitable conduct to the detriment of such other creditors or (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.
Short Sales
The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.
When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.
The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.
Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.
Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position.
Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. Additionally, the Fund must maintain sufficient liquid assets, less any additional collateral pledged to the broker, marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.
In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.
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Derivatives
General Limitations on Futures and Options Transactions.   The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association, which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under The Commodity Exchange Act (the “CEA”).
Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.
Asset Coverage for Futures and Options Positions.   The Fund complies with the regulatory requirements of the SEC and the CFTC with respect to coverage of options and futures positions by registered investment companies and, if the guidelines so require, will segregate cash, U.S. government securities, high-grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC on the Fund’s records in the amount prescribed. Securities segregated on the Fund’s records cannot be sold while the futures or options position is outstanding, unless replaced with other permissible assets, and will be marked-to-market daily.
Options.   The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.
As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.
Certain Considerations Regarding Options.   The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.
Some, but not all, of the Fund’s derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.
Futures Contracts.   The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial
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instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.
Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. To enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.
An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.
Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.
There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.
Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.
Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.
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As noted above, margin is the amount of funds that must be deposited by the Fund to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.
If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.
Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.
In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.
In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.
A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.
Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.
Swap Agreements.   The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of
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investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.
Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of Fund Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.
Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.
A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. To reduce the risk associated with leveraging, the Fund will segregate assets equal to the full notional value of the swap agreements, unless future SEC staff guidance permits asset segregation to a lesser extent.
The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.
The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.
Equity Swaps.   In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.
Restricted and Illiquid Securities
The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.
The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act (such securities, “Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board directs Destra Capital Advisors LLC (“Destra”) and BlueBay
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Asset Management LLP (“BlueBay UK” and together with BlueBay Asset Management USA LLC (“BlueBay USA”) are collectively referred to herein as the “BlueBay”) (BlueBay UK, BlueBay Asset Management USA LLC and together with Destra, are collectively referred to herein as the “Advisers”) to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.
Collateralized Debt Obligations (“CDOs”)
The Fund may invest in CDOs, which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other securitized products. CDOs are types of asset-backed securities. The risks of an investment in a CDO depend largely on the type of collateral securities and the class of the CDO in which the Fund invests. Normally, CDOs, including CBOs, CLOs and other securitized products, are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for transactions under Rule 144A of the Securities Act. In addition to the normal risks associated with fixed income securities and asset-backed securities generally discussed elsewhere in this Statement of Additional Information, CDOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Structured Products Risk.   The Fund may invest in structured products, consisting of CLOs and credit-linked notes. CLOs and structured products are generally backed by an asset or a pool of assets (often senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral. Holders of structured products bear the risks, including credit risk, of the underlying investments, index or reference obligation and are subject to prepayment and counterparty risks.
In some instances, such as in the case of most CLOs, structured products are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold. Structured products, and particularly subordinated interests thereof, are less liquid than many other types of securities and may be more volatile than the underlying
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assets. As a result, investments in CLOs and credit-linked notes may be subject to liquidity risk and may be characterized by the Fund as illiquid securities. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that investments in CLO equity and junior debt tranches will likely be subordinate to other senior classes of CLO debt; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
In addition, changes in the collateral held by a CLO may cause payments on the instruments the Fund holds to be reduced, either temporarily or permanently. Further, the performance of a CLO or other structured products will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.
Rights Offerings and Warrants to Purchase
The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the right’s or warrant’s expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security.
Equity Securities
In addition to common stock, the Fund may invest in other equity securities, including preferred stock, convertible securities, contingent convertible securities and depositary receipts.
Preferred Stock.   Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of the issuer’s preferred stock than in more senior credit securities with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.
Convertible Securities.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the
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issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.
Contingent Convertible Securities.   Contingent convertible securities are subject additional risk factors in addition to those related to convertible securities. If an event occurs that triggers the conversion to equity or writing down of the security, the Fund may lose the principal amount invested on a permanent or temporary basis or the contingent convertible security may be converted to equity. Coupon payments on contingent convertible securities may be discretionary and may be cancelled by the issuer. Holders of contingent convertible securities may suffer a loss of capital when comparable equity holders do not.
Depositary Receipts.   The Fund may hold investments in sponsored and unsponsored ADRs, EDRs, GDRs and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.
Cash Equivalents and Short-Term Debt Securities
For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:
(1)
U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government- sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages have experienced extreme volatility, and in some cases, a lack of liquidity. The Advisors will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

(2)
Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

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(3)
Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Advisors will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Advisors will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4)
Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Advisors will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

When-Issued and Forward Commitment Securities
The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities, unless future SEC staff guidance permits designation or segregation to a lesser extent. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.
Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to
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their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.
The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.
The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.
The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date.
Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.
Special Situations
The Fund invests in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.
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Certain Bankruptcy and Insolvency Issues
Some of the companies in which the Fund invests may be involved in complex bankruptcy or insolvency proceedings in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.
Under U.S. bankruptcy or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, through U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment, with the Fund having only potential recourse to the proceeds of the sale.
Under certain circumstances, payments or grants of security to the Fund may be reclaimed, recharacterized or avoided if any such payment or grant is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.
Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund.
The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court considers a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.
The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.
Subordinated Debt
The Fund may invest in subordinated debt. Subordinated debt is debt that, in the case of insolvency of the issuer, ranks after other debts in relation to repayment. Because subordinated debt is repayable after senior debts of the issuer have been paid, the chance of receiving any repayment on insolvency is reduced and therefore subordinated debt represents a greater risk to the Fund.
Depending on the jurisdiction of the subordinated debt’s issuer, a financial regulator with supervisory authority may use statutory powers and deem the issuer of subordinated debt to have reached a point of non-viability, meaning that regulatory intervention of the issuer’s operations and finances would be necessary. Under such conditions, subordinated debt securities may absorb losses prior to bankruptcy and lose substantial value.
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Other Portfolio Strategies
Zero Coupon and Paid-In-Kind (“PIK”) Bonds.
The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.
Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
Repurchase Agreements
The Fund may invest in repurchase agreements.   A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinions of the Advisors, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Advisors will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Advisors will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.
Securities Lending
To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities
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may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Advisors to be of relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objectives, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund’s investment. The Fund may also call such loans to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.
Portfolio Turnover
Portfolio turnover measures the percentage of the Fund’s total portfolio market value that was purchased or sold during the period. The Fund’s turnover rate provides an indication of how transaction costs (which are not included in the Fund’s expenses) may affect the Fund’s performance. Also, funds with a high turnover may be more likely to distribute capital gains that may be taxable to shareholders.
For the fiscal period ended September 30, 2019, the Fund’s portfolio turnover rate was 124% (not annualized).
INVESTMENT RESTRICTIONS
As fundamental policies, the Fund may not:
(1)
Issue any senior security, except to the extent permitted by Section 18 of the 1940 Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority.

(2)
Borrow money, except to the extent permitted by Section 18 of the 1940 Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the 1940 Act, the SEC or any other applicable authority.

(3)
Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the 1940 Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the 1940 Act, the SEC or any other applicable authority.

(4)
Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting or as otherwise permitted by law.

(5)
Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as

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a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the 1940 Act.
(6)
Purchase or hold real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

(7)
Invest 25% or more of the value of its total assets in the securities of issuers that are engaged in any single industry or group of industries, provided that there is no limitation with respect to U.S. government securities and repurchase agreements collateralized by U.S. government securities.

The Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for no less than 5% nor more than 25% of the Shares outstanding at NAV, less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day. Holders of the Fund’s Shares (“Shareholders”) will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the repurchase offer ends.
The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statutes, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders will be required or sought.
Notations Regarding Fundamental Investment Restrictions
The following notations are not considered to be part of the Fund’s fundamental investment policies described above and are subject to change without Shareholder approval.
With respect to the fundamental policy relating to borrowing money set forth in (2) above, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). The policy in (2) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act and to permit the Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.
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With respect to the fundamental policy relating to making loans set forth in (3) above, the 1940 Act does not prohibit the Fund from making loans (including lending its securities); however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets (including lending its securities), except through the purchase of debt obligations or the use of repurchase agreements. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments (as applicable), as well as delays in the settlement of securities transactions, will not be considered loans.
With respect to the fundamental policy relating to underwriting set forth in (4) above, the 1940 Act does not prohibit the Fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, in the case of diversified funds, the 1940 Act permits the Fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy in (4) above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act or is otherwise engaged in the underwriting business to the extent permitted by applicable law.
With respect to the fundamental policy relating to industry concentration set forth in (7) above, in the case of bank loans or loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the borrower, the Fund generally will treat the borrower as the “issuer” of indebtedness held by the Fund. If the bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending intermediary and the borrower as “issuers.” Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.
Altering Fundamental Investment Restrictions
The restrictions listed above (but not the notations with respect thereto) are fundamental policies of the Fund. The Fund may not alter these fundamental policies without the approval of the holders of a majority of the outstanding Shares. For purposes of the foregoing, “a majority of the outstanding Shares” means (i) 67% or more of such Shares present at a meeting, if the Shareholders of more than 50% of such Shares are present or represented by proxy, or (ii) more than 50% of such Shares, whichever is less.
Other than the fundamental policies listed above, the Fund’s investment policies are non- fundamental policies and may be changed by the Board without prior Shareholder approval.
Unless otherwise indicated, all limitations applicable to the investments (as stated above and elsewhere in this Statement of Additional Information and the Prospectus) of the Fund apply only at the time a transaction is entered into, and subsequent changes in value, ratings downgrades or changes in credit quality will not result in the Fund being required to dispose of any portfolio security. Except as otherwise noted, all percentage limitations set forth above apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. With respect to the limitations on the issuance of senior securities and in the case of borrowings, the percentage limitations apply at the time of issuance and on an ongoing basis.
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MANAGEMENT OF THE FUND
Pursuant to the Fund’s Agreement and Declaration of Trust (“Declaration of Trust”) and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The officers of the Fund conduct and supervise the Fund’s daily business operations.
Board Trustees and Executive Officers
Board Leadership Structure
The Board consists of four members, three of whom are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund, Destra or BlueBay (collectively, “Independent Trustees”). Among other things, the Board sets broad policies for the Fund and appoints the Fund’s officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs. Each Trustee will serve until his or her successor is duly elected and qualified. The Trustees are subject to removal or replacement in accordance with Delaware law and the Fund’s Declaration of Trust. The Trustees serving on the Board were elected by the organizational Shareholders of the Fund.
Nicholas Dalmaso serves as Chairman of the Board and is not an Independent Trustee by virtue of his relationship with Destra. The Board feels that Mr. Dalmaso is the Trustee with the most knowledge of the Fund’s business strategy and regulatory parameters and is best situated to serve as Chairman of the Board. The Board does not currently have a lead independent trustee, and each Independent Trustee plays an active role on the Board. The Independent Trustees are expected to meet separately in executive session as often as necessary to exercise their oversight responsibilities. The Board believes that its leadership structure is the optimal structure for the Fund at this time given the Fund’s current size and complexity. The Board, which reviews its leadership structure periodically, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.
Board Role in Risk Oversight
Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Fund consisting of, among other things, the following activities: (i) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the Fund’s performance and operations; (ii) reviewing and approving, as applicable, the Fund’s compliance policies and procedures; (iii) meeting with members of the Fund’s portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (iv) meeting with, or reviewing reports prepared by, the representatives of key service providers, including Destra and BlueBay and the Fund’s administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss the Fund’s activities and to provide direction with respect thereto; and (v) engaging the services of the Fund’s chief compliance officer to test the compliance procedures of the Fund and its service providers. However, not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of the Fund and its service providers.
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Trustees
Information regarding the members of the Board is set forth below. The address for each Trustee is c/o Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. As set forth in the Fund’s Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal.
Name and Birth Year	Trustee Since	Principal Occupation(s) During the past 5 years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee(1)	Other Directorships held by the Trustee during the past five years
Independent Trustees
John S. Emrich, CFA Birth year: 1967	November 2017	Mortgage Banker, The Mortgage Company (January 2018 to present); Financial Planner (self-employed, consulting) (January 2018 to present); Private Investor, (January 2011 to present); Co-Founder and Portfolio Manager, Ironworks Capital Management (an investment adviser) (April 2005 to December 2010); Member (June 2012 to present) and Manager (2013 to 2015), Iroquois Valley Farms LLC (a farmland finance company); Board Member, Clean Energy Credit Union (September 2017 to April 2019).	4	Meridian Fund, Inc. (4 portfolios)
Michael S. Erickson Birth year: 1952	November 2017	Private Investor (August 2007 to present); Chief Operating Officer and Chief Financial Officer, Erickson Holding Corp. (a passive real estate holding company) (2003 to present); Chief Operating Officer and Chief Financial Officer, McGee Island LLC (a real estate management company) (2015 to present).	4	Meridian Fund, Inc. (registered investment company) (4 portfolios)
Jeffrey S. Murphy Birth year: 1966	November 2017	Retired (2014 to present); Executive Manager, Affiliated Managers Group, Inc. (an asset manager) (1995 to 2014).	4	None
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Name and Birth Year	Trustee Since	Principal Occupation(s) During the past 5 years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee(1)	Other Directorships held by the Trustee during the past five years
Interested Trustee
Nicholas Dalmaso,(2) Chairman Birth year: 1965	November 2017	General Counsel and Chief Compliance Officer of M1 Holdings LLC (2014 to present); General Counsel and Chief Compliance Officer of M1 Finance LLC (an investment adviser) (2014 to present); General Counsel and Chief Compliance Officer of M1 Advisory Services LLC (an investment adviser) (2014 to present); Independent Director of Keno Kozie Associates (IT Consulting) (2016 to 2018); Co-Chairman, General Counsel and Chief Operating Officer of Destra Capital Management LLC (2010 to 2014); President, Chief Operating Officer and General Counsel, Destra Capital Advisors LLC (2010 to 2014); President, Chief Operating Officer and General Counsel, Destra Capital Investments LLC (2010 to 2014); Chief Executive Officer, Destra Investment Trust and Destra Investment Trust II (2010 to 2014).	4	None

(1)
The Fund Complex consists of the Fund, the Destra Multi-Alternative Fund, the Destra Granahan Small Cap Advantage Fund, and the Destra Flaherty & Crumrine Preferred and Income Fund, each of the latter two being a series of the Destra Investment Trust, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series.

(2)
Mr. Dalmaso is an “interested person” of the Fund, as defined in the 1940 Act, by reason of his former position with Destra.

Independent Trustees
John S. Emrich.   Mr. Emrich has significant experience in the investment management and financial services industry. Mr. Emrich served as a financial analyst or portfolio manager for over 14 years for various investment advisory firms and currently serves as a director of Meridian Fund, Inc. Prior to such positions he also performed business valuations and appraisal analyses at KPMG Peat Marwick, an accounting firm.
Michael S. Erickson.   Mr. Erickson has significant leadership and financial management experience, previously serving as Chairman of the Board and Chief Financial Officer of AeroAstro for nearly ten years, and as a Director on the Board of Directors of Decimal, Inc., an online IRA administration company.
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Mr. Erickson also currently serves as a director of Meridian Fund, Inc., an open-end registered investment company. He has served as a certified public accountant for Coopers & Lybrand, an accounting firm, and has served as Chief Operating Officer and Chief Financial Officer for several companies. Mr. Erickson holds a Master of Business Administration degree from Stanford Graduate School of Business.
Jeffrey S. Murphy.   Mr. Murphy has significant experience in the investment management and financial services industry. Mr. Murphy held numerous positions during his 20-year tenure at Affiliated Managers Group, Inc., including in operations, finance and capital development areas. Mr. Murphy also held positions on the executive board and mutual fund board of trustees for several Affiliated Managers Group, Inc. affiliates.
Interested Trustee
Nicholas Dalmaso.   Mr. Dalmaso was the initial trustee of the Trust. He has extensive experience in the mutual fund industry. He has experience as General Counsel and Chief Administrative Officer at Claymore Securities, Inc. His work experience in the mutual fund industry and educational background have prepared him to be a trustee.
Executive Officers
The following persons serve as the Fund’s executive officers in the following capacities:
Name and Birth Year	Position(s) Held with the Fund	Principal Occupation(s) During the past 5 years
Robert Watson Birth year: 1965	President since November 2017	Senior Managing Director and Investment Product Strategist, Destra Capital Investments LLC (2011 to present); Global Product & Strategic Relationship Director, Aviva Investors (2009 to 2011).
Derek Mullins Birth year: 1973	Chief Financial Officer and Treasurer since May 2018	Managing Partner and Co-Founder, PINE Advisor Solutions (2018 to present); Director of Operations, ArrowMark Partners LLC (2009 to 2018); Chief Financial Officer (Principal Financial Officer) and Treasurer, Meridian Fund, Inc. (2013 to 2018).
Jane Hong Shissler Birth year: 1972	Chief Compliance Officer and Secretary since November 2017	General Counsel, Destra Capital Management LLC, Destra Capital Investments LLC and Destra Capital Advisors LLC; Partner (2012 to 2015), Chapman and Cutler LLP.
The address for each executive officer is c/o Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606.
Compensation of Trustees
Trustees who do not also serve in an executive officer capacity for the Fund, Destra or BlueBay are entitled to receive from the Fund an annual cash retainer.
Effective April 1, 2019, in consideration of the services rendered by the Independent Trustees, the Destra Fund Complex pays each Independent Trustee a retainer of  $39,000 per year, and the Chairman of the Board a retainer of  $46,000 per year for his services in this capacity. The Destra Fund Complex as used here refers to the Fund, the Destra Multi-Alternative Fund, Destra Wolverine Dynamic Asset Fund (liquidated September 18, 2019), the Destra Flaherty & Crumrine Preferred and Income Fund and the Destra Granahan Small Cap Advantage Fund, each of the latter three being series or former series of the Destra Investment Trust, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series. Each fund in the Destra Fund Complex pays or paid a portion of the retainer received by each Trustee, which is allocated annually across the Destra Fund Complex based on each fund’s respective net assets as of December 31 of the preceding year.
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Prior to April 1, 2019, the Fund paid each Independent Trustee a retainer of  $9,000 per year, and the Chairman of the Board a retainer of  $12,000 per year for his services in this capacity.
The Fund also reimburses each of the Trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each in-person Board meeting and each committee meeting not held concurrently with a Board meeting.
The table below details the amount of compensation the Trustees received from the Fund and Destra Fund Complex for the Fund’s fiscal year ended September 30, 2019.
Name of Trustee	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From the Destra Fund Complex
John S. Emrich	$6,641	None	None	$36,321
Michael S. Erickson	$6,641	None	None	$36,321
Jeffrey S. Murphy	$6,641	None	None	$36,321
Nicholas Dalmaso	$8,525	None	None	$43,321
Board Committees
In addition to serving on the Board, Trustees may also serve on one or more of the following committees, which have been established by the Board to handle certain designated responsibilities. The Board has designated a chairman of each committee. Subject to applicable law, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Fund’s best interest. During the fiscal year ended September 30, 2019, the Board held four meetings.
Audit Committee
The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Board has determined that Mr. Murphy is an “audit committee financial expert” as defined under SEC rules. During the fiscal year ended September 30, 2019, the Audit Committee held four meetings.
Nominating and Governance Committee
The Board has formed a Nominating and Governance Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating and Governance Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating and Governance Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating and Governance Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating and Governance Committee may solicit candidates to serve as trustees from any source it
22

deems appropriate. With the Board’s prior approval, the Nominating and Governance Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating and Governance Committee currently consists of each of the Fund’s Independent Trustees. During the fiscal year ended September 30, 2019, the Nominating and Governance Committee held one meeting.
Qualified Legal Compliance Committee
The Board has formed a Qualified Legal Compliance Committee that is responsible for (i) receiving reports of certain material breaches or violations of certain U.S. laws or regulations or fiduciary duties, (ii) reporting evidence of such breaches or violations to the Fund’s Chief Executive Officer (“CEO”), (iii) determining whether an investigation of such breaches or violations is required, (iv) if the Qualified Legal Compliance Committee determines an investigation is required, initiating such investigation, (v) at the conclusion of such investigation, recommending that the Fund implement an appropriate response to evidence of a breach or violation, and (vi) informing the CEO and the Board of results of the investigation. The Qualified Legal Compliance Committee currently consists of the members of the Audit Committee. The Qualified Legal Compliance Committee did not hold any meetings during the fiscal year ended September 30, 2019.
Trustee Beneficial Ownership of Shares
As of December 31, 2019, the dollar range of equity securities beneficially owned by the trustees is provided in the following table:
Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
John S. Emrich	None	$100,001 – $500,000
Michael S. Erickson	None	None
Jeffrey S. Murphy	None	None
Nicholas Dalmaso	None	None
Shareholder Communication
Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustee(s)) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustee(s)) and by sending the communication to the Fund’s address for the Trustee(s) at c/o Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.
Codes of Ethics
The Fund, Destra, BlueBay UK and BlueBay USA have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts so long as such investments are made in accordance with the applicable code’s requirements.
The Adviser
Destra Capital Advisors LLC (“Destra”), located at 444 West Lake Street, Suite 1700, Chicago, IL, serves as the Fund’s investment adviser, with responsibility for the overall management of the Fund. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was established in August 2008 and is a subsidiary of Destra Capital Management
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LLC, a sponsor of investment funds. The Adviser is a Delaware limited liability company and is a wholly-owned subsidiary of Destra Capital Management LLC. For more information regarding Destra, see “The Adviser” in the Prospectus. For more information on the services provided by Destra to the Fund, see “Management of the Fund” in the Prospectus.
The Fund’s Investment Management Agreement (the “Investment Management Agreement”) was approved by the Board and the sole initial Shareholder and became effective upon the commencement of the Fund’s investment operations on May 9, 2018, and continues in effect for a period of two years from its effective date. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Agreements, or any other investment advisory contracts, is available in the Fund’s annual report to Shareholders dated September 30, 2018.
Under the Investment Management Agreement, Destra is entitled to a Management Fee, calculated and payable quarterly in arrears, at the annual rate of 1.75% of the Fund’s average daily Managed Assets during such period (the “Management Fee”). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Management Fee may or may not be taken in whole or in part at the discretion of Destra. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as Destra may determine, provided that such deferred Management Fee will only be recoverable if not more than three years following the time such deferral was made. The Management Fee for any partial quarter will be appropriately prorated.
The Investment Management Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by Destra or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Management Agreement with Destra should be terminated, by the Fund. The Investment Management Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).
Destra and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which Destra has agreed reimburse and/or pay or absorb, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.50% per annum of the average daily net assets (the “Expense Limitation”). The Expense Limitation may be adjusted for different classes of Shares to account for class-specific expenses. In consideration of Destra’s agreement to limit the Fund’s expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expenses paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded. Unless earlier terminated by the Board, the Expense Limitation Agreement will remain in effect until February 13, 2030, and will automatically continue in effect for successive twelve-month periods thereafter. Destra may not terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Expense Limitation Agreement upon 30 days’ written notice. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, legal fees related to the organization and offering of the Fund, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution and/or shareholder service fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses.
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The following table shows the management fees (net of fee waivers and expense reimbursements, where applicable) paid by the Fund to Destra and the fees waived by Destra for the specified period(s).
	Amount of ManagementFees Paid to Destra (Net of Fee Waivers and/or Expense Reimbursements)	Amount of Fees Waived and/or Expenses Reimbursed by Destra
For the period from May 9, 2018 (commencement of investment operations) to September 30, 2018	$0*	$343,089
For the fiscal year ended September 30, 2019	$392,888	$520,927

*
For the period from May 9, 2018 (commencement of operations) to September 30, 2018, the Adviser earned $171,863 in management fees. Fees paid (net of fee waivers and/or expense reimbursement) amounted to $(171,226).

The Sub-Adviser and Sub-Sub-Adviser
Destra has engaged BlueBay Asset Management LLP to act as the Fund’s investment sub-adviser and make investment decisions for the Fund’s portfolio, subject to the oversight of Destra. BlueBay UK may, from time to time, delegate the performance of its services to BlueBay USA, subject to the oversight of Destra. BlueBay UK and BlueBay USA are wholly-owned subsidiaries of Royal Bank of Canada. BlueBay is a specialist fixed income manager that was established in 2001, offering clients a diverse range of investment strategies with different return/risk profiles, in order to cater to a variety of investor-specific return/risk appetites. More specifically, BlueBay manages a range of absolute return-style portfolios for both funds and separate accounts across the following sub-asset classes of global fixed income markets: investment grade debt, emerging market debt, high yield/distressed debt and loans, convertible bonds, private debt and multi-asset credit. BlueBay seeks to provide asset management services characterized by a belief in the value of active management, a strong investment process, an emphasis on capital preservation and the generation of attractive risk-adjusted returns for all its investment strategies.
BlueBay UK is located at 77 Grosvenor Street, London W1K 3JR, United Kingdom. BlueBay UK has been registered with the SEC as an investment adviser since 2002, and is authorized and regulated by the UK Financial Conduct Authority. BlueBay UK employed 417 individuals and had $64.4 billion in assets under management as of September 30, 2019.
BlueBay USA is located at 750 Washington Blvd, Stamford Tower North, Suite 802, Stamford, Connecticut 06901. BlueBay USA has been registered with the SEC as an investment adviser since 2012.
The Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) provides that BlueBay UK receives a sub-advisory fee (payable by Destra out of the Management Fee) at the rates set forth below (on an annualized basis) of the Fund’s average daily Managed Assets:
Managed Assets of the Fund	Fees (annual rate as a percentage of average daily Managed Assets)
$1 to $50,000,000	1.75%
Over $50,000,000 to $100,000,000	1.225%
Over $100,000,000 to $150,000,000	1.1375%
Over $150,000,000 to $250,000,000	1.05%
In excess of $250,000,000	0.875%
BlueBay UK is paid by Destra out of the Management Fee Destra is paid by the Fund.
The Fund’s Investment Sub-Sub-Advisory Agreement (the “Sub-Sub-Advisory Agreement”) provides that BlueBay USA receives a sub-sub-advisory fee equal to the costs incurred by BlueBay USA in providing advisory services to the Fund, plus a margin of 10% of such costs. BlueBay USA is paid by BlueBay UK out of the sub-advisory fee BlueBay UK receives from Destra.
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Because the Management Fee and the sub-advisory fee are based on the Fund’s average daily Managed Assets, the Fund’s use of leverage, if any, will increase the Management Fee and the sub-advisory fee paid to Destra and BlueBay UK, respectively.
The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by BlueBay UK or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Sub-Advisory Agreement with BlueBay UK should be terminated. The Investment Sub-Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act) or the termination of the Investment Management Agreement.
The Sub-Sub-Advisory Agreement may also be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by BlueBay USA, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Sub-Sub-Advisory Agreement with BlueBay USA should be terminated, or immediately upon termination of the Sub-Advisory Agreement. The Investment Sub-Sub-Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act) or the termination of the Investment Management Agreement.
The following table shows the fees paid by Destra to BlueBay UK for its services for the specified period(s).
Amount of Sub-Advisory Fees Paid to BlueBay UK by Destra
For the period from May 9, 2018 (commencement of investment operations) to September 30, 2018	$22,327.86
For the fiscal year ended September 30, 2019	$393,765.38
In exchange for its sub-sub-advisory services, BlueBay USA charges BlueBay UK a 10% mark-up on all of its expenses.
Portfolio Management
Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of September 30, 2019: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
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	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
		(in thousands)		(in thousands)
Duncan Farley
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	1	$50,000	1	$50,000
Other Account	0	$0	0	$0
Tim Leary
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	1	$50,000	1	$50,000
Other Account	0	$0	0	$0
Blair Reid
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	5	$3,751,000	1	$100,000
Other Account	4	$1,350,000	0	$0
Compensation of Portfolio Managers
Portfolio manager compensation consists of three components: for employees of BlueBay UK and BlueBay USA, a base salary, a discretionary bonus, and a retention award plan; for partners, drawings and a discretionary profit allocation.
All portfolio managers are evaluated and rewarded annually during the yearly compensation review process. BlueBay has a Remuneration Committee which reviews the compensation arrangements annually. Compensation for any given individual is paid according to both quantitative and qualitative considerations. BlueBay operates a discretionary bonus scheme. Remuneration of all investment professionals is geared to fund performance and takes into account the profitable growth of each investment team’s business.
BlueBay has established a deferral ratio for all partners and employees who are awarded discretionary profit allocations (partners) or discretionary bonuses (employees) over a certain threshold. Partners and employees may also be given additional discretionary awards which are all deferred. Deferrals will track BlueBay funds and/or a combination of BlueBay funds and a reference index, a shadow equity vehicle aligned to the performance of BlueBay and its parent company. Deferrals will vest on a cliff basis after a period of three years.
Securities Ownership of Portfolio Managers
The following table shows the dollar range of equity securities in the Fund owned by the Fund’s portfolio managers as of September 30, 2019
Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager:
Duncan Farley	None
Tim Leary	None
Blair Reid	None
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CONFLICTS OF INTEREST
Destra, BlueBay and certain of their affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:
•
The managers, officers and other personnel of Destra allocate their time, as they deem appropriate, between advising the Fund and managing and operating other investment activities and business activities in which they may be involved.

•
The personnel of BlueBay allocate their time, as they deem appropriate, between assisting Destra in identifying investment opportunities and making investment decisions and performing similar functions for other business activities in which they may be involved.

•
The principals of Destra or BlueBay may serve as officers, paid advisors, directors or in comparable management functions for portfolio companies in which the Fund invests, and may receive compensation in connection therewith.

•
The Fund may now, or in the future, compete with certain affiliates for investments, subjecting Destra and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf.

•
The Fund may now, or in the future, compete with other funds or clients managed or advised by BlueBay or its affiliates for investment opportunities, subjecting BlueBay and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities.

•
Destra or BlueBay could be subject to a conflict of interest because of the varying compensation arrangements among their respective clients.

•
BlueBay and its affiliates now, or in the future, may acquire securities in which the Fund invests.

•
Regardless of the quality of the assets acquired by the Fund, the services provided to the Fund or whether the Fund makes distributions to Shareholders, Destra and BlueBay will receive the Management Fee in connection with the management of the Fund’s portfolio.

•
Destra, BlueBay and their respective affiliates may give advice and recommend securities to other clients, family or friends, in accordance with the investment objectives and strategies of such other clients, family or friends, which may differ from advice given to, or the timing or nature of the action taken with respect to, the Fund so long as it is their policy, to the extent practicable, to recommend for allocation and/or allocate investment opportunities to the Fund on a fair and equitable basis relative to their other clients, family and friends, even though their investment objectives may overlap with those of the Fund.

•
BlueBay and its affiliates may have existing business relationships or access to material non-public information that would prevent BlueBay from consummating certain investment opportunities (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. Similarly, Destra and its affiliates may have existing business relationships or access to material non-public information that would prevent it from considering, approving or consummating an investment opportunity (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when Destra or BlueBay would otherwise take such an action.

•
To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of Destra, BlueBay and any of their respective affiliates, as applicable, Destra, BlueBay and any of their respective affiliates may deem it appropriate for the Fund and one or more other investment accounts managed by them or any of their respective affiliates to participate in an investment opportunity.

•
The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly,

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acquires more than 5% of the voting securities of the Fund, Destra or BlueBay (or either of their respective controlling entities), the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into joint transactions with such persons, absent the availability of an exemption or prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund may be limited.
•
Potential conflicts of interest also exist when RBC has certain overall investment limitations on positions in securities or other financial instruments due to, among other things, investment restrictions imposed upon RBC by law, regulation, contract or internal policies. They could prevent the Fund from purchasing particular financial instruments, even if the financial instruments would otherwise meet the Fund’s objectives.

•
Conflicts of interest may arise in the voting of proxies, with for instance, different teams voting proxies differently or Destra and BlueBay voting differently or BlueBay and its affiliates voting differently or the difference in advice given by Destra and BlueBay and its affiliates to their clients.

•
Subject to applicable law, BlueBay and its affiliates may from time to time and without notice to investors in-source or outsource certain processes or functions in connection with a variety of services that they provide to the Funds in their administrative or other capacities. Such in-sourcing or outsourcing may give rise to additional conflicts of interest.

•
Destra and BlueBay each maintain a code of ethics. The code of ethics is intended to ensure that the interests of clients are placed ahead of any personal interest and that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided. The code of ethics is designed to detect and prevent improper personal trading. The code of ethics permits personnel subject to the code of ethics to invest in securities, including securities that may be purchased, sold or held by the Fund, subject to a number of restrictions and controls, including prohibitions against purchases of securities in an initial public offering and a pre-clearance requirement with respect to personal securities transactions.

•
Destra, BlueBay and their affiliates may, to the extent permitted by applicable regulations, contribute to various non-cash and cash arrangements to promote the sale of Fund shares, as well as sponsor various educational programs, sales contests and/or promotions. Destra, BlueBay and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of third parties in connection with educational, sales and promotional programs, subject to applicable regulations. Other compensation may also be offered from time to time to the extent not prohibited by applicable laws or regulations. Such arrangements may give rise to potential conflicts of interest.

•
To the extent permitted by applicable law, RBC may act as broker or dealer for the Fund, or agent, lender or financial/investment advisor or in other commercial capacities for issuers of securities held by the Fund. RBC may be entitled to compensation in connection with the provision of such services, and the Fund will not be entitled to any such compensation.

•
Where an Adviser advises both sides of a transaction (cross trades) there may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Destra’s or BlueBay’s decision to engage in these transactions for the Fund. There may be a potentially conflicting division of loyalties and responsibilities to the parties in such transactions, and the Advisers have each developed policies and procedures in relation to such transactions and conflicts. Cross trades may disproportionately benefit one party relative to other party due to the relative amount of market savings obtained by the parties. Any principal, cross or agency cross trades will be effected in accordance with Rule 17a-7 of the 1940 Act.

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PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION
BlueBay has responsibility for decisions to buy and sell securities and other instruments for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions. While BlueBay is primarily responsible for the placement of the Fund’s portfolio business, the policies and practices in this regard are subject to review by the Board.
To the extent it executes securities transactions for the Fund, Destra or BlueBay will seek to obtain the best execution of orders. Commission rates are a component of price and are considered along with other relevant factors. In determining the broker or dealer to be used and the commission rates to be paid, Destra or BlueBay will consider the utility and reliability of brokerage services, including execution capability and performance and financial responsibility.
Eligible research or brokerage services provided by brokers through which portfolio transactions for the Fund are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news and research services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio managers and their designees in the performance of their investment decision-making responsibilities on behalf of the Fund and other accounts which they and their affiliates manage (collectively, “Soft Dollar Items”). Destra, and BlueBay and their affiliates generally will use such products and services (if any) for the benefit of all of their accounts, and only to the extent in accordance with laws or regulations applicable to any party. Soft Dollar Items may be provided directly by brokers, by third parties at the direction of brokers or purchased on behalf of the Fund and its affiliates with credits or rebates provided by brokers. Any Soft Dollar Items obtained in connection with portfolio transactions for the Fund are intended to fall within the “safe harbor” of Section 28(e) of the Exchange Act of 1934, as amended.
Destra or BlueBay may also place portfolio transactions, to the extent permitted by law, with brokerage firms affiliated with the Fund, Destra or BlueBay, as applicable, if they reasonably believe that the quality of execution and the commission are comparable to that available from other qualified firms. Similarly, to the extent permitted by law and subject to the same considerations on quality of execution and comparable commission rates, Destra or BlueBay may direct an executing broker to pay a portion or all of any commissions, concessions or discounts to a firm supplying research or other services, to the extent permitted in accordance with laws or regulations applicable to any party.
Certain portfolio securities in which the Fund expects to invest (principally, fixed-income securities) normally will be purchased in principal transactions directly from the issuer or in the OTC market from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities include a commission or concession paid by the issuer to the underwriter and purchases from dealers serving as market makers include a spread or markup to the dealer between the bid and ask price. Sales to dealers generally will be effected at bid prices.
The Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid (although the Fund may indirectly bear fees and expenses of any money market funds in which it invests), or may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.
Destra and BlueBay may place portfolio transactions for the Fund at or about the same time as for other advisory accounts, including other investment companies. Destra and BlueBay will seek to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations among the Fund and other advisory accounts, the main factors considered by Destra and BlueBay are the respective sizes of the Fund and other advisory accounts, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and opinions of the persons responsible for recommending the investment.
The placing and execution of orders for the Fund also is subject to restrictions under U.S. securities laws, including certain prohibitions against trading among the Fund and its affiliates (including Destra, BlueBay
30

or their respective affiliates). Certain broker-dealers, through which the Fund may effect securities transactions, may be affiliated persons (as defined in the 1940 Act) of the Fund or affiliated persons of such affiliates. The Board has adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act, which require that the commissions paid to affiliates of the Fund be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time. The rule and procedures also contain review requirements and require Destra and BlueBay to furnish reports to the Trustees and to maintain records in connection with such reviews. In addition, the Fund may purchase securities in a placement for which affiliates of Destra or BlueBay have acted as agent to or for issuers, consistent with applicable rules adopted by the SEC or regulatory authorization, if necessary. The Fund does not purchase securities from or sell securities to any affiliate of Destra or BlueBay acting as principal. Destra and BlueBay are prohibited from directing brokerage transactions on the basis of the referral of clients or the sale of shares of advised investment companies.
For the period from May 9, 2018 (commencement of investment operations) through September 30, 2018, the amount of commissions paid by the Fund was $419. During the same period, the Advisers directed brokerage transactions to brokers because of research services provided. The amounts of such transactions and related commissions was $433,733. For the fiscal year ended September 30, 2019, the amount of commissions paid by the Fund was $2,793. During the same period, the Advisers directed brokerage transactions to brokers because of research services provided. The amounts of such transactions and related commissions was $2,528,143. The increase in brokerage commissions for the fiscal year ended September 30, 2019 was primarily due to the period being for a full fiscal year and due to increased activity on the Fund since its inception.
The following table sets forth the aggregate amount of networking fees paid to broker-dealer firms with respect to the sale of Fund shares for the specified periods.
	Name	Amount of Compensation Paid
For fiscal year ended September 30, 2019	Pershing LLC	$17.50
During the last fiscal year, the Fund held securities of Barclays Bank PLC, BNP Paribas, Credit Suisse and UniCredit Bank AG, each a regular broker or dealer of the Fund as defined in Rule 10b-1 under the 1940 Act. As of September 30, 2019, the Fund’s investment in each was 1.10%, 1.95%, 1.17% and 1.26% of the Fund’s net assets, respectively.
PROXY VOTING POLICY AND PROXY VOTING RECORD
The Fund has delegated its proxy voting responsibility to Destra. Destra has delegated proxy voting responsibility to BlueBay UK.
Accordingly, BlueBay UK will review any pending proxy vote decisions seeking to ensure that all votes cast for the Fund are in the best interest of the Fund and its shareholders. The guidelines are reviewed periodically by Destra and the Independent Trustees and, accordingly, are subject to change.
As investment advisers registered under the Advisers Act, Destra and BlueBay have a fiduciary duty to act solely in the best interests of their respective clients. As part of this duty, they must vote client securities in a timely manner free of conflicts of interest and in the best interests of their respective clients.
BlueBay UK, including without limitation its designee, shall have the power to vote, either in person or by proxy, all securities and other investments in which BlueBay’s assets may be invested from time to time, and shall not be required to seek or take instructions from, Destra or the Fund. BlueBay UK has established a written procedure for proxy voting in compliance with current applicable rules and regulations, including but not limited to Rule 30b1-4 under the 1940 Act. BlueBay UK has established a process for the timely distribution of its voting record with respect to the Fund’s securities and other information necessary for the Fund to complete information required by Form N-2 under the 1940 Act and the Securities Act of 1933, as amended, Form N-PX under the 1940 Act, and Form N-CSR under the Sarbanes-Oxley Act of 2002, as amended.
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Information regarding how Destra and/or BlueBay UK vote proxies with respect to the Fund’s portfolio securities for the 12-month periods ending June 30 will be available without charge by making a written request to the Fund’s Chief Compliance Officer, Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606 or by calling the Fund at 844-9DESTRA (933-7872).
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CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
Destra, BlueBay and/or their respective affiliates collectively purchased approximately $25,000,000 of Class I Shares at the initial regular daily closing in this offering and have subsequently purchased an additional amount of Class I Shares of approximately $22,000,000, Class A Shares of approximately $1,000,000, Class T Shares of approximately $1,000,000 and Class L Shares of approximately $1,000,000. Destra, BlueBay, and their respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares after the initial regular daily closing and for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this offering and any other offering the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors. See “Distribution of Shares” in the Prospectus.
Beneficial ownership is determined in accordance with the applicable rules of the SEC. There are no Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2019.
As of January 2, 2020, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Shares:
Name and Address	Percentage of Ownership
RBC Global Asset Management U.S. Inc. 50 S. Sixth St., Suite 2350, Minneapolis MN 55402	Class I 99.08% of Class I Shares
Class A 100.00% of Class A Shares
Class L 100.00% of Class L Shares
Class T 100.00% of Class T Shares
As of January 2, 2020, the Fund’s Trustees and officers as a group owned beneficially less than 1% of the outstanding shares of the Fund.
Distributor
Destra Capital Investments LLC (the “Distributor”), a registered broker-dealer and affiliate of the Adviser, located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares, subject to various conditions. For the fiscal period ended September 30, 2019, Destra Capital Investments received $0 under a distribution agreement with the Fund.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Board has engaged Cohen & Company, Ltd., located at 151 North Franklin Street, Chicago, Illinois 60606, to serve as the Fund’s independent registered public accounting firm.
LEGAL COUNSEL
Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.
ADMINISTRATOR
The Fund has contracted with UMB Fund Services, Inc. (“UMB”) to provide various accounting and administrative services, and to assist with operational the Fund’s needs. For the fiscal year ended September 30, 2019, the Fund paid UMB $162,214 in accounting and administration fees.
CUSTODIAN
The Bank of New York Mellon, which has its principal address at One Wall Street, New York, NY 10286, serves as custodian for the Fund.
33

ADDITIONAL INFORMATION
A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).
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APPENDIX A — RATINGS OF INVESTMENTS
Short-Term Credit Ratings
An S&P Global Ratings short-term issue credit rating is generally assigned to those obligations considered short-term in the relevant market. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:
“A-1” — A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
“A-2” — A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.
“A-3” — A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.
“B” — A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.
“C” — A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
“D” — A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed exchange offer.
Local Currency and Foreign Currency Ratings — S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer will differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.
Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.
Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:
“P-1” — Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
“P-2” — Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
“P-3” — Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
“NP” — Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
“NR” — Is assigned to an unrated issuer.

Fitch, Inc. / Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:
“F1” — Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.
“F2” — Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.
“F3” — Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.
“B” — Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
“C” — Securities possess high short-term default risk. Default is a real possibility.
“RD” — Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.
“D” — Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.
Plus (+) or minus (-) — The “F1” rating may be modified by the addition of a plus (+) or minus (-) sign to show the relative status within that major rating category.
“NR” — Is assigned to an unrated issue of a rated issuer.
The DBRS® Ratings Limited (“DBRS”) short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The R-1 and R-2 rating categories are further denoted by the sub-categories “(high)”, “(middle)”, and “(low)”.
The following summarizes the ratings used by DBRS for commercial paper and short-term debt:
“R-1 (high)” — Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.
“R-1 (middle)” — Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.
“R-1 (low)” — Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.
“R-2 (high)” — Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.
“R-2 (middle)” — Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

“R-2 (low)” — Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.
“R-3” — Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events and the certainty of meeting such obligations could be impacted by a variety of developments.
“R-4” — Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.
“R-5” — Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.
“D” — Short-term debt rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.
Long-Term Credit Ratings
The following summarizes the ratings used by S&P Global Ratings for long-term issues:
“AAA” — An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.
“AA” — An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.
“A” — An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.
“BBB” — An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
“BB,” “B,” “CCC,” “CC” and “C” — Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
“BB” — An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
“B” — An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.
“CCC” — An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
“CC” — An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” — An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
“D” — An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.
Plus (+) or minus (-) — The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.
“NR” — This indicates that a rating has not been assigned, or is no longer assigned.
Local Currency and Foreign Currency Risks — S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer’s foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.
Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of one year or more. Such ratings reflect both on the likelihood of default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The following summarizes the ratings used by Moody’s for long-term debt:
“Aaa” — Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.
“Aa” — Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.
“A” — Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.
“Baa” — Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
“Ba” — Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.
“B” — Obligations rated “B” are considered speculative and are subject to high credit risk.
“Caa” — Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.
“Ca” — Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
“C” — Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
“NR” — Is assigned to unrated obligations.
The following summarizes long-term ratings used by Fitch:
“AAA” — Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
“AA” — Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” — Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
“BBB” — Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.
“BB” — Securities considered to be speculative. “BB” ratings indicate that there is an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.
“B” — Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present.
“CCC” — A “CCC” rating indicates that substantial credit risk is present.
“CC” — A “CC” rating indicates very high levels of credit risk.
“C” — A “C” rating indicates exceptionally high levels of credit risk.
Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “CCC” to “C” rating categories, depending on their recovery prospects and other relevant characteristics. Fitch believes that this approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.
Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” obligation rating category, or to corporate finance obligation ratings in the categories below “CCC”.
“NR” — Is assigned to an unrated issue of a rated issuer.
The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by DBRS for long-term debt:
“AAA” — Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.
“AA” — Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.
“A” — Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.
“BBB” — Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.
“BB” — Long-term debt rated “BB” is of speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.
“B” — Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.
“CCC”, “CC” and “C” — Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default, or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” — A security rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.
Municipal Note Ratings
An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:
•
Amortization schedule — the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•
Source of payment — the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Municipal Short-Term Note rating symbols are as follows:
“SP-1” — A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
“SP-2” — A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
“SP-3” — A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.
“D” — This rating is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.
Moody’s uses the Municipal Investment Grade (“MIG”) scale to rate U.S. municipal bond anticipation notes of up to five years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels — “MIG-1” through “MIG-3” while speculative grade short-term obligations are designated “SG”. The following summarizes the ratings used by Moody’s for short-term municipal obligations:
“MIG-1” — This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
“MIG-2” — This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
“MIG-3” — This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
“SG” — This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.
“NR” — Is assigned to an unrated obligation.
In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned: a long or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”).

The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade or “VMIG” scale. The rating transitions on the VMIG scale differ from those on the Prime scale to reflect the risk that external liquidity support generally will terminate if the issuer’s long-term rating drops below investment grade.
“VMIG-1” — This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
“VMIG-2” — This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
“VMIG-3” — This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
“SG” — This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.
“NR” — Is assigned to an unrated obligation.
About Credit Ratings
An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.
Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.
Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Fitch credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. Fitch’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.
Credit ratings provided by DBRS are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, security and/or obligation. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers, entities, securities and/or obligations can change. Credit ratings are also based on approved and applicable Methodologies (“Methodologies”), which are periodically updated and when material changes are deemed necessary, this may also lead to rating changes.
Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although, DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.
DBRS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of  “exactly” the same quality.

Destra International & Event-Driven Credit Fund
Annual Report
September 30, 2019
Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website at www.destracapital.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank), through the Fund’s transfer agent by calling the Fund toll-free at 844-9DESTRA (933-7872), or if you are a direct investor, by enrolling at www.destracapital.com.
You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call toll-free at 844-9DESTRA (933-7872) to let the Fund know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Destra Fund Complex if you invest directly with the Fund.

Fellow Shareholders,
We are pleased to present you with your Fiscal 2019 Annual Report (the “Report”) for the Destra International & Event Driven Credit Fund (the “Fund”), a closed-end interval fund. This Annual Report covers the period between October 1, 2018 and September 30, 2019 (the “Fiscal Year”).
An Annual Report can serve like an “owner’s manual” for a fund and you should read it just as carefully. This Report includes a list of the investments for the fund, as well as a summary of market conditions over the fiscal year and comments from the fund’s Sub-Advisor, BlueBay Asset Management LLP (“BlueBay”), that looks at the performance during the period covered and provides insights into the manager’s view of the current market and their outlook for the strategy going forward.
For the 12 months ended, September 30, 2019, the Stock market, as represented by the S&P 500 index (“S&P”) returned a seemingly modest 4.25%. But that modest return belied a dramatic series of events in stocks that saw the index fall by over -13.5% in the 4th quarter of 2018 (the first quarter of the Fund’s Fiscal Year) and then rally over +20.5% in the first three quarters of 2019. This extreme market volatility had many investors looking at other asset classes like Bonds and Alternatives as potential diversifiers from the volatility of stocks.
Bonds, as measured by the Bloomberg Barclays US Aggregate Index (“Agg”) returned 10.30% for the Fiscal Year period, handily outpacing Stocks. Alternatives, such as the Morningstar Diversified Alternative Index (“MDA”) were more muted, posting a flat +0.43% return in the Fiscal Year.
By contrast, the Destra International & Event Driven Credit Fund returned 7.85%, for the I shares during the period. This handily outpaced the Stock and Alt indexes and compared favorably to Bonds during the period.
The Fund was launched on May 9th, 2018 and is sub-advised by BlueBay. BlueBay is a premier alternative income asset manager based in the UK, with over $62 billion under management and 18 years of experience managing credit, debt, and distressed assets. We are thrilled to be working with such a storied and tenured manager.
Thank you for being a Shareholder of the Fund. We appreciate the trust you have placed in us and our investment partner, BlueBay, to manage your money. Please read this Report carefully and be sure to contact your Financial Advisor or Destra Capital if you have any follow on questions.
Sincerely,
Robert A. Watson, CFP(R)
President
Destra Capital Advisors LLC
Destra International & Event-Driven Credit Fund

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
MANAGER’S COMMENTARY (UNAUDITED)
Investment Environment
It is fair to say that international fixed income markets have endured an eventful period. The last quarter of 2018 saw rising fears over global growth led by China and Europe mostly triggered by concerns around the implications of an escalating trade war. This came at a time when the European Central Bank was ending QE and the Federal Reserve was still signalling further rate hikes, which in turn, led to a risk off environment, pushing spreads significantly wider and government bond yields lower as investors sought higher quality assets. As we entered 2019, the expectations of renewed stimulus from global central banks helped resurrect confidence and market sentiment. As central bank messaging started to indicate that further stimulus was coming, the risk rally took hold and credit spreads recovered much of their losses from 2018. Over the 12 month period to end September, German bund and US Treasury yields fell well over 100bps, while corporate credit spreads have recovered all their widening in late 2018 to end up close to unchanged. Clearly the meaningful rally in core government yields means that total returns on bond indices are generally very strong over the period and leaves yields on bonds indices back near the lows. Despite the renewed optimism and general market strength, one of the most noteworthy themes has been that of “bullish decompression” whereby better-quality assets have outperformed their lower rated peers. Underlying this unusual move is investors preference for “safe risk” and ongoing concerns as to the overall resilience of the global economy. As a result, in High Yield assets for instance, we have seen BB rated securities significantly outperform CCC rated securities. For our event driven strategy that phenomenon is presenting a growing opportunity set and the chance to employ credit selection skills (rather than being reliant on market beta for returns).
Performance Discussion
For the twelve-month period ended September 30, 2019, the Fund had a return of 7.85%, net of fees. All the asset classes invested in the Fund delivered positive returns.
The largest contribution to returns over the year came from the allocation to multi-asset credit assets, which represented 60% of managed assets. Notably, after a difficult fourth quarter to 2018, exposure to Contingent Convertibles (“Cocos”) in European national champion banks, specifically in Italy, France and the Netherlands, were the main driver for returns. This was primarily driven by expectations of accommodating European Central Bank monetary policy — specific tiered deposits (protecting financial institution’s deposits from negative interest rates) and the restarting of the bank’s quantitative easing program.
Emerging market hard currency and local currency assets also both contributed to returns over the period. In the hard currency space, notable contributors were holdings in oil-sensitive and high yielding assets, such as Nigeria, Ecuador and Egypt. While in local currency, duration in local-currency assets in Mexico, Colombia and Peru were a key contributor to performance over the period.
Holdings in Catalonia and Greece helped drive the positive returns. This was driven by a strong recovery in the periphery, fuelled by the hope of ECB stimulus to prevent the eurozone economy from stalling.
The allocation to less liquid high yield and loans, which represented 40% of managed assets, was also positive and driven by holdings in the basic industry (Momentive, Maccaferri), banking (Monte dei Paschi), capital goods, media and technology and electronics.
Portfolio Activity
The Fund maintained a well-diversified mix of assets during the period, with meaningful allocations in Europe (53%), North America (17%), South and Central America (7%), Africa & the Middle East (8%) and Asia (9%). The remainder of the Fund was allocated to cash and derivatives at the end of the reporting period.
The Fund benefited from increasing leverage to 24% during the first half of 2019 when most asset classes rallied. In July, the Fund started to decrease leverage locking-in gains; leverage at the end of the period was 9%.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
MANAGER’S COMMENTARY (UNAUDITED) (Continued)

Viewpoint & Outlook
The backdrop of a somewhat accommodative Federal Reserve, confirmation of renewed support from the European Central Bank and a growing band of negative yielding assets across global risk markets, in theory extend the runway for global corporates and credit markets more generally over the medium term. Mediocre but positive growth and low rates is historically a good environment for credit risk. Political, economic and trade related volatility are still clearly rife however and the apparent safety net from monetary policy cannot be viewed in isolation. Indeed, the variance in corporate results across sectors and individual issuers underline that a degree of caution remains prudent and that good credit selection is paramount. That said, this variance in results is producing a much more fertile environment for our Event Driven sleeve where we see increased levels of volatility when a company does miss earnings or disappoint in some way as producing a wide range of capital appreciation opportunities for us to capitalize on. Drawing on the skill set of our wider global leveraged finance team of analysts is crucial at this point in the cycle as we are able to react quickly to developing situations with which we as a team are already familiar.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
PERFORMANCE AND GRAPHICAL ILLUSTRATION
SEPTEMBER 30, 2019 (UNAUDITED)
Average Annual and Cumulative Total Return for the period ended September 30, 2019
Inception Date: May 9, 2018				Inception Date: December 21, 2018
Share Class	1 Year	Since Inception Average Annual	Since Inception Cumulative	Share Class	Since Inception Cumulative
Class I	7.85%	5.31%	7.48%	Class A at NAV	11.42%
				Class A with Load	5.03%
				Class L at NAV	11.22%
				Class L with Load	6.49%
				Class T at NAV	11.01%
				Class T with Load	7.69%
The performance data quoted is historical. Past performance is no guarantee of future results. Current performance may be higher or lower than the performance data quoted. The principal value and investment return of an investment will fluctuate so that your shares may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemptions of Fund shares. Please read the Fund’s Prospectus, including the description of the Fund’s repurchase policy carefully before investing. For performance information current to the most recent month-end, please call the Fund at 1-844-9DESTRA (933-7873).
Growth of an Assumed $100,000 Investment

Value as of 9/30/19
$107,476
$110,000
$109,000
$108,000
$107,000
$106,000
$105,000
$104,000
$103,000
$102,000
$101,000
$100,000
$99,000
$98,000
$97,000
$96,000
$95,000
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19

This graph illustrates the hypothetical investment of  $100,000 in the Fund, Class I, from May 9, 2018 (inception date) to September 30, 2019. The Average Annual and Cumulative Total Return table and Growth of Assumed $100,000 Investment graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
PERFORMANCE AND GRAPHICAL ILLUSTRATION (Continued)
SEPTEMBER 30, 2019 (UNAUDITED)

Summary of Portfolio Assets Allocation

Cash/Margin and Derivatives, 6.01%
Structured Credit, 11.55%
Opportunistic, 2.77%
Investment Grade Bonds, 2.46%
Convertible Bonds, 7.75%
High Yield Bonds, 5.62%
Cocos,16.38%
EMD Sovereigns, 6.42%
EMD Local Currency, 4.49%
EMD Corporates, 2.57%
Event-Driven Credit, 33.98%

The above chart provides a visual breakdown of the Fund’s major investment types that the underlying securities represent, as a percentage of the total investments held as of September 30, 2019. Please see the Schedule of Investments on the following pages for a detailed list of the Fund’s holdings. The Fund’s portfolio composition is subject to change at any time and may not necessarily reflect adjustments that are routinely made when presenting net assets for formal financial statement processes.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2019
Shares or Principal Amounts	Description	Value
	ASSET-BACKED SECURITIES – 12.5%
	IRELAND – 11.7%
500,000	Crosthwaite Park CLO DAC, Class C, (Series 1A), 4.250% (3-Month EUR Libor + 425 basis points), 4.250% Floor, 03/15/2032(1)(2)	$547,699
1,000,000	Euro-Galaxy V CLO BV, Class ER, (Series 2016-5A), 6.000% (3-Month EUR Libor + 600 basis points), 6.000% Floor,11/10/2030(1)(2)	1,090,401
500,000	Jubilee CLO BV, Class D, (Series 2018-21X), 3.550% (3-Month EUR Libor + 355 basis points), 3.550% Floor, 01/15/2032(1)	538,253
1,250,000	OCP Euro CLO DAC, Class E, (Series 2019-3A), 5.750% (3-Month EUR Libor + 575 basis points), 5.750% Floor, 04/20/2030(1)(2)	1,343,249
500,000	Penta CLO 5 DAC, Class DE, (Series 2018-5X), 3.600% (3-Month EUR Libor + 360 basis points), 3.600% Floor, 10/20/2032(1)	547,505
500,000	Providus CLO II DAC, Class D, (Series 2X), 3.450% (3-Month EUR Libor + 345 basis points), 3.450% Floor, 07/15/2031(1)	546,797
250,000	Providus CLO II DAC, Class DNE, (Series 2X), 3.450% (3-Month EUR Libor + 345 basis points), 3.450% Floor, 07/15/2031(1)	273,398
500,000	Rockford Tower Europe CLO DAC, Class CE, (Series 2018-1X), 2.470% (3-Month EUR Libor + 247 basis points), 2.470% Floor, 12/20/2031(1)	545,948
Shares or Principal Amounts	Description	Value
	IRELAND
1,000,000	Tikehau CLO, Class F, (Series 5A), 8.420% (3-Month EUR Libor + 842 basis points), 8.420% Floor, 04/15/2032(1)(2)	$1,028,344
		6,461,594
	UNITED STATES – 0.8%
500,000	Ballyrock CLO, Ltd., Class D, (Series 2018-1A), 8.078% (3-Month USD Libor + 580 basis points), 0.00% Floor, 04/20/2031(1)(2)	453,457
	TOTAL ASSET-BACKED SECURITIES (Cost $7,084,853)	6,915,051
	BANK LOANS – 5.2%
	FRANCE – 0.8%
287,000	Casper Bidco SASU, 8.500% (3-Month EUR Libor + 850 basis points), 8.500% Floor, 07/30/2027(1)	313,657
133,000	Casper Bidco SASU, 8.500% (3-Month EUR Libor + 850 basis points), 8.500% Floor, 07/12/2027(1)	145,353
		459,010
	LUXEMBOURG – 0.6%
352,000	Connect Finco SARL, 5.500% (3-Month USD Libor + 450 basis points), 09/23/2026(1)(3)	347,077
	NETHERLANDS – 0.7%
397,906	MediArena Acquisition BV, 8.350% (3-Month USD Libor + 575 basis points), 08/13/2021(1)	393,927
	SWEDEN – 0.4%
180,000	Verisure Holding AB, 3.500% (3-Month EUR Libor + 350 basis points), 10/21/2022(1)	197,517

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS (continued)
AS OF SEPTEMBER 30, 2019
Shares or Principal Amounts	Description	Value
	UNITED STATES – 2.7%
200,000	Advanced Drainage Systems, Inc., 2.250% (3-Month USD Libor + 225 basis points), 09/18/2026(1)(3)	$201,167
295,000	California Resources Corp., 6.794% (3-Month USD Libor + 475 basis points), 12/31/2022(1)	264,025
383,839	Dell International LLC, 4.050% (3-Month USD Libor + 200 basis points), 09/19/2025(1)	386,101
500,000	Fieldwood Energy LLC, 9.506% (3-Month USD Libor + 725 basis points), 04/11/2023(1)	377,777
255,215	Granite Holdings US Acquisition Co., 7.266% (3-Month USD Libor + 525 basis points), 09/30/2026(1)	249,473
		1,478,543
	TOTAL BANK LOANS (Cost $3,033,476)	2,876,074
	COMMON STOCKS – 0.1%
	MARSHALL ISLANDS – 0.1%
2,411	Scorpio Tankers, Inc.	71,757
	TOTAL COMMON STOCKS (Cost $48,540)	71,757
	CORPORATE DEBT SECURITIES – 25.0%
	AUSTRALIA – 0.2%
	Quintis Australia Pty, Ltd.:
6,750	7.500%, 10/01/2026(2)(8)	6,750
117,000	0.000%, 10/01/2028(2)(8)	76,190
		82,940
	AUSTRIA – 0.9%
241,000	Eldorado Intl. Finance GmbH, 8.625%, 06/16/2021(2)	251,697
200,000	Erste Group Bank AG, 6.500%(4)(5)(6)	252,035
		503,732

Shares or Principal Amounts	Description	Value
	CANADA – 1.5%
500,000	First Quantum Minerals, Ltd., 7.250%, 05/15/2022(2)	$497,715
300,000	Telesat Canada / Telesat LLC, 8.875%, 11/15/2024(2)	322,200
		819,915
	CAYMAN ISLANDS – 3.6%
600,000	China Overseas Finance Investment Cayman V, Ltd., 0.000%, 01/05/2023(7)	662,749
560,000	Ctrip.com International, Ltd., 1.990%, 07/01/2025	567,472
200,000	GEMS MENASA Cayman, Ltd. / GEMS Education Delaware LLC, 7.125%, 07/31/2026(2)	207,000
500,000	Huazhu Group, Ltd., 0.375%, 11/01/2022	520,384
		1,957,605
	COLOMBIA – 0.6%
1,084,000,000	Empresas Publicas de Medellin ESP, 8.375%, 11/08/2027(2)	334,039
	FRANCE – 0.4%
200,000	Altice France SA/France, 7.375%, 05/01/2026(2)(4)	214,942
	LUXEMBOURG – 4.5%
	Altice Luxembourg SA:
742,000	10.500%, 05/15/2027(2)	838,089
991,000	8.000%, 05/15/2027(2)	1,189,303
420,000	LHMC Finco 2 Sarl, 7.250%, 10/02/2025(2)	467,080
		2,494,472
	NETHERLANDS – 0.6%
300,000	Telefonica Europe BV, 3.875%(4)(5)(6)	351,860
	UNITED KINGDOM – 0.8%
400,000	Lloyds Banking Group PLC, 7.500%(4)(5)(6)	426,842

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS (continued)
AS OF SEPTEMBER 30, 2019
Shares or Principal Amounts	Description	Value
	UNITED STATES – 11.9%
223,000	American Axle & Manufacturing, Inc., 6.250%, 04/01/2025	$217,425
258,000	Capitol Investment Merger Sub 2 LLC, 10.000%, 08/01/2024(2)	268,320
209,000	CITGO Petroleum Corp., 6.250%, 08/15/2022(2)	212,135
646,000	CSC Holdings LLC, 10.875%, 10/15/2025(2)	732,774
196,000	Diamond Sports Group LLC / Diamond Sports Finance Co., 6.625%, 08/15/2027(2)	203,840
509,000	Freedom Mortgage Corp., 8.250%, 04/15/2025(2)	469,553
173,000	Frontier Communications Corp., 8.500%, 04/01/2026(2)	173,415
	Gulfport Energy Corp.:
297,000	6.375%, 05/15/2025	212,355
298,000	6.375%, 01/15/2026	210,090
400,000	Intrepid Aviation Group Holdings LLC / Intrepid Finance Co., 8.500%, 08/15/2021(2)	411,400
428,000	KB Home, 8.000%, 03/15/2020	439,428
567,000	Laureate Education, Inc., 8.250%, 05/01/2025(2)	619,447
500,000	Nationstar Mortgage Holdings, Inc., 9.125%, 07/15/2026(2)	533,125
75,000	Neon Holdings, Inc., 10.125%, 04/01/2026(2)	75,750
245,000	Realogy Group LLC / Realogy Co.-Issuer Corp., 9.375%, 04/01/2027(2)	228,835
314,000	Resolute Forest Products, Inc., 5.875%, 05/15/2023	315,570
350,000	Teva Pharmaceutical Finance IV LLC, 2.250%, 03/18/2020	346,063
891,000	TransDigm, Inc., 6.000%, 07/15/2022	906,592
		6,576,117
	TOTAL CORPORATE DEBT SECURITIES (Cost $13,380,907)	13,762,464

Shares or Principal Amounts	Description	Value
	INTERNATIONAL DEBT SECURITIES – 54.4%
	BERMUDA – 0.9%
500,000	Ship Finance International, Ltd., 5.750%, 10/15/2021	$523,465
	BRAZIL – 0.8%
400,000	Banco do Brasil SA/ Cayman, 9.000%(4)(5)(6)	449,400
	CAYMAN ISLANDS – 1.7%
4,000,000	China Education Group Holdings, Ltd., 2.000%, 03/28/2024	544,047
520,000	Logan Property Holdings Co., Ltd., 6.125%, 04/16/2021	380,203
		924,250
	CHINA – 1.6%
3,000,000	China Railway Construction Corp., Ltd., 1.500%, 12/21/2021	415,253
500,000	CRRC Corp., Ltd., 0.000%, 02/05/2021(7)	479,071
		894,324
	COLOMBIA – 0.7%
400,000	Colombia Telecomunicaciones SA ESP, 8.500%(5)(6)	411,500
	ECUADOR – 1.2%
	Ecuador Government International Bond:
200,000	8.875%, 10/23/2027	200,002
500,000	7.875%, 01/23/2028	475,630
		675,632
	EGYPT – 1.0%
	Egypt Government International Bond:
200,000	4.750%, 04/16/2026	224,156
312,000	6.375%, 04/11/2031	354,728
		578,884
	FRANCE – 2.9%
	BNP Paribas SA:
200,000	7.000%(4)(5)(6)	220,354
810,000	6.625%(2)(4)(5)(6)	854,117
200,000	Electricite de France SA, 5.375%(4)(5)(6)	249,918

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS (continued)
AS OF SEPTEMBER 30, 2019
Shares or Principal Amounts	Description	Value
	FRANCE (continued)
200,000	Orange SA, 5.000%(4)(5)(6)	$266,104
		1,590,493
	GERMANY – 0.3%
200,000	KME AG, 6.750%, 02/01/2023	180,854
	GHANA – 0.5%
260,000	Ghana Government International Bond, 8.125%, 03/26/2032	261,911
	GREECE – 2.5%
	Hellenic Republic Government Bond:
425,000	3.875%, 03/12/2029(2)(4)	567,107
110,000	3.900%, 01/30/2033(4)	150,080
230,000	4.000%, 01/30/2037(4)	321,599
230,000	4.200%, 01/30/2042(4)	336,337
		1,375,123
	ITALY – 7.9%
967,000	Banca Monte dei Paschi di Siena SpA, 5.375%, 01/18/2028(6)	766,961
360,000	Enel SpA, 3.375%, 11/24/2081(4)(6)	423,570
	Intesa Sanpaolo SpA:
247,000	7.750%(4)(5)(6)	317,561
800,000	6.250%(4)(5)(6)	940,371
440,000	Moby SpA, 7.750%, 02/15/2023	143,160
703,000	Officine Maccaferri-SpA, 5.750%, 06/01/2021	421,509
600,000	Saxa Gres SpA, 7.000%, 07/10/2023(8)	654,093
600,000	UniCredit SpA, 6.625%(4)(5)(6)	683,878
		4,351,103
	JERSEY – 0.8%
400,000	AA Bond Co., Ltd., 5.500%, 07/31/2043(4)	428,012
	LUXEMBOURG – 3.3%
404,000	Avation Capital SA, 6.500%, 05/15/2021(2)	420,160
Shares or Principal Amounts	Description	Value
	LUXEMBOURG (continued)
1,404,000	Lecta SA, 6.500%, 08/01/2023	$655,507
200,000	LSF10 Wolverine Investments SCA, 5.000%, 03/15/2024(4)	224,304
1,400,000	Swiss Insured Brazil Power Finance Sarl, 9.850%, 07/16/2032(4)	381,476
100,000	Telecom Italia Finance SA, 7.750%,01/24/2033(4)	162,001
		1,843,448
	MEXICO – 0.8%
8,800,000	America Movil SAB de C.V., 8.460%, 12/18/2036(4)	434,562
	NETHERLANDS – 6.5%
600,000	ABN AMRO Bank, 4.750%(4)(5)(6)	684,553
800,000	Cooperatieve Rabobank UA, 4.625%(4)(5)(6)	948,715
714,000	EA Partners II BV, 6.750%, 06/01/2021(9)	324,870
500,000	ING Groep, 6.750%(5)(6)	526,202
370,000	Petrobras Global Finance BV, 6.900%, 03/19/2049	425,130
391,000	Summer BidCo BV, 9.000%, 11/15/2025(2)	450,619
175,000	UPC Holding BV, 3.875%, 06/15/2029	201,139
		3,561,228
	NIGERIA – 1.0%
500,000	Nigeria Government International Bond, 7.875%, 02/16/2032	527,735
	PERU – 0.7%
1,200,000	Peru Government Bond, 5.940%, 02/12/2029(2)	402,370
	POLAND – 0.7%
1,400,000	Republic of Poland Government Bond, 2.750%, 04/25/2028(4)	371,036

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS (continued)
AS OF SEPTEMBER 30, 2019
Shares or Principal Amounts	Description	Value
	PORTUGAL – 0.9%
400,000	Caixa Geral de Depositos SA, 10.750%(4)(5)(6)	$508,017
	SINGAPORE – 0.6%
368,405	Mulhacen Pte, Ltd., 6.500%, 08/01/2023	331,621
	SOUTH AFRICA – 0.6%
5,700,000	Republic of South Africa Government Bond, 8.750%, 02/28/2048	332,551
	SPAIN – 3.8%
200,000	Autonomous Community of Catalonia, 4.220%, 04/26/2035(4)	273,681
	Bankia SA:
400,000	6.000%(4)(5)(6)	451,585
400,000	6.375%(4)(5)(6)	462,403
	CaixaBank SA:
400,000	6.750%(4)(5)(6)	479,884
200,000	5.250%(4)(5)(6)	212,308
206,000	Haya Finance 2017 SA, 5.250%, 11/15/2022	200,655
		2,080,516
	SWEDEN – 0.8%
300,000	Fastighets AB Balder, 3.000%, 03/07/2078(4)(6)	334,814
100,000	Intrum AB, 3.125%, 07/15/2024(4)	111,056
		445,870
	SWITZERLAND – 1.2%
600,000	Credit Suisse Group AG, 7.250%(4)(5)(6)	642,513
	TUNISIA – 2.4%
	Banque Centrale de Tunisie International Bond:
400,000	5.625%, 02/17/2024	424,257
1,030,000	5.750%, 01/30/2025	925,634
		1,349,891
	UNITED KINGDOM – 7.0%
570,000	Barclays PLC, 8.000%(4)(5)(6)	606,603
300,000	BP Capital Markets PLC, 1.000%, 04/28/2023(4)	461,878
405,000	Debenhams PLC, 5.250%, 07/15/2021(9)	214,603
Shares or Principal Amounts	Description	Value
	UNITED KINGDOM (continued)
130,000	EI Group PLC, 6.000%, 10/06/2023(4)	$164,034
3,150,000	House of Fraser Funding PLC, 6.530% (3-Month GBP Libor + 575 basis points), 09/15/2020(1)(9)(10)	135,859
200,000	Jerrold Finco Plc, 6.125%, 01/15/2024(4)	250,437
500,000	Lloyds Banking Group PLC, 6.375%(4)(5)(6)	561,933
100,000	Miller Homes Group Holdings PLC, 5.500%, 10/15/2024(4)	126,155
260,000	Tullow Oil PLC, 6.250%, 04/15/2022	263,640
796,000	Voyage Care BondCo PLC, 10.000%, 11/01/2023	924,498
100,000	William Hill PLC, 4.875%, 09/07/2023(4)	132,360
		3,842,000
	VIETNAM – 0.9%
500,000	No Va Land Investment Group Corp., 5.500%, 04/27/2023	493,425
	VIRGIN ISLANDS (BRITISH) – 0.4%
200,000	Yingde Gases Investment, Ltd., 6.250%, 01/19/2023	204,549
	TOTAL INTERNATIONAL DEBT SECURITIES (Cost $29,887,015)	30,016,283
	INTERNATIONAL EQUITIES – 0.5%
	GERMANY – 0.4%
96,745	Tele Columbus AG(2)(10)	185,833
	UNITED KINGDOM – 0.1%
94,740	AA PLC	70,048
	TOTAL INTERNATIONAL EQUITIES (Cost $310,945)	255,881

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS (continued)
AS OF SEPTEMBER 30, 2019
Shares or Principal Amounts	Description	Value
	INVESTMENT COMPANIES 1.1%
	UNITED STATES – 1.1%
22,000	ProShares Short S&P 500	$574,860
	TOTAL INVESTMENT COMPANIES (Cost $616,264)	574,860
	PRIVATE COMPANIES – 2.7%
901,752	V Global Holdings LLC, Common Shares(8)(10)	1,505,926
	TOTAL PRIVATE COMPANIES (Cost $946,840)	1,505,926
	PURCHASED OPTIONS CONTRACTS – 0.2%
	PUT OPTIONS – 0.2%
25	S&P 500 INDEX Excercise Price: $2,900, Notional Amount: $7,250,000, Expiration Date: 11/16/2019(10)	91,625
	TOTAL PURCHASED OPTIONS CONTRACTS (Cost $96,312)	91,625
Shares or Principal Amounts	Description	Value
	SHORT-TERM INVESTMENTS – 3.2%
	UNITED STATES – 3.2%
1,770,721	BlackRock Liquidity Funds FedFund Portfolio – Institutional Class, 1.860%(11)	$1,770,721
	TOTAL SHORT-TERM INVESTMENTS (Cost $1,770,721)	1,770,721
	TOTAL INVESTMENTS – 104.9% (Cost $57,175,873)	57,840,642
	Liabilities in Excess of Other Assets – (4.9)%	(2,675,825)
	TOTAL NET ASSETS – 100.0%	$55,164,817

(1)
Floating rate security. Rate as of September 30, 2019 is disclosed.

(2)
Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities are restricted and may be resold in transactions exempt from registration normally to qualified institutional buyers.

(3)
When-issued security that has not settled as of September 30, 2019. Rate is not in effect at September 30, 2019.

(4)
Security is segregated as collateral for a revolving credit facility (see note 10). As of September 30, 2019, the aggregate value of these securities was $16,440,395.

(5)
Security is perpetual in nature with no stated maturity date.

(6)
Variable rate security. Rate as of September 30, 2019 is disclosed.

(7)
Convertible security.

(8)
Fair valued, illiquid and restricted under direction of the Board of Trustees.

(9)
Security is in default.

(10)
Non-income producing security.

(11)
The rate is the annualized seven-day yield as of September 30, 2019.

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SCHEDULE OF INVESTMENTS (continued)
AS OF SEPTEMBER 30, 2019
At September 30, 2019, the Destra International & Event-Driven Credit Fund had outstanding forward foreign exchange contracts as set forth below:
Settlement Date	Counterparty	Currency Purchased	Currency Sold	Contract Amount		Value	Unrealized Appreciation
				Buy	Sell
November 26, 2019	Australia and New Zealand Banking	U.S. Dollar	Euro Currency	$5,705,583	EUR5,134,862	$5,620,502	$85,081
November 26, 2019	Barclays Capital, Inc.	U.S. Dollar	Euro Currency	$19,752,996	EUR17,784,400	19,466,394	286,602
November 26, 2019	BNP Paribas Securities Corp.	U.S. Dollar	Chinese Yuan Renminbi	$436,751	CNH3,078,000	430,436	6,315
November 26, 2019	Brown Brothers Harriman	U.S. Dollar	Euro Currency	$101,165	EUR91,000	99,607	1,558
November 26, 2019	Brown Brothers Harriman	U.S. Dollar	Euro Currency	$106,357	EUR96,000	105,079	1,278
November 26, 2019	Citibank, N.A.	U.S. Dollar	Hong Kong Dollar	$544,353	HKD4,258,000	543,678	675
November 26, 2019	Citibank, N.A.	U.S. Dollar	Pound Sterling	$1,828,572	GBP1,461,000	1,800,602	27,970
November 26, 2019	Citibank, N.A.	U.S. Dollar	Pound Sterling	$2,105,176	GBP1,682,000	2,072,972	32,204
November 26, 2019	Deutsche Bank	U.S. Dollar	Euro Currency	$58,051	EUR53,000	58,013	38
November 26, 2019	Royal Bank of Scotland	U.S. Dollar	Pound Sterling	$66,355	GBP53,000	65,320	1,035
							$442,756

At September 30, 2019, the Destra International & Event-Driven Credit Fund had credit default swap contracts as set forth below:
Underlying Instrument	Counterparty	Pay Rate / Frequency	Maturity Date	Notional Amount at Value(1)	Premium Received	Unrealized Loss	Value
Casino Guichard Perrachon SA Swap(2)	Citibank,N.A.	1.00% / Quarterly	12/20/2024	$190,000	$47,192	$(3,307)	$43,885

(1)
The maximum potential amount the Fund may receive should a credit event take place as defined under the terms of the contract.

(2)
The underlying issuer is COFP CDS EUR SR 5Y D14.

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SUMMARY OF INVESTMENTS
AS OF SEPTEMBER 30, 2019
	Value	% of Net Assets
Asset-Backed Securities
Other Asset-Backed Securities	$6,915,051	12.5%
Total Asset-Backed Securities	6,915,051	12.5
Bank Loans
Commercial Services	197,516	0.4
Computers	386,101	0.7
Lodging	459,010	0.8
Machinery-Diversified	249,473	0.4
Media	393,927	0.7
Metal Fabricate/Hardware	201,167	0.4
Oil & Gas	641,803	1.2
Telecommunications	347,077	0.6
Total Bank Loans	2,876,074	5.2
Common Stocks
Transportation	71,757	0.1
Total Common Stocks	71,757	0.1
Corporate Debt Securities
Aerospace/Defense	906,592	1.7
Auto Parts & Equipment	217,425	0.4
Banks	1,148,430	2.1
Chemicals	75,750	0.1
Commercial Services	1,094,767	2.0
Diversified Financial Services	944,525	1.7
Electric	334,039	0.6
Entertainment	467,080	0.9
Forest Products & Paper	650,207	1.2
Home Builders	439,428	0.8
Internet	567,472	1.0
Lodging	520,385	0.9
Media	2,964,006	5.4
Mining	497,715	0.9
Oil & Gas	634,580	1.2
Pharmaceuticals	346,063	0.6
Real Estate	891,583	1.6
Telecommunications	1,062,417	1.9
Total Corporate Debt Securities	13,762,464	25.0
International Debt Securities
Airlines	324,870	0.6
Banks	11,667,247	21.1
Building Materials	654,094	1.2
See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
SUMMARY OF INVESTMENTS (Continued)
AS OF SEPTEMBER 30, 2019

	Value	% of Net Assets
Chemicals	$204,549	0.4%
Commercial Services	972,059	1.8
Diversified Financial Services	1,494,750	2.7
Electric	673,488	1.2
Engineering & Construction	836,762	1.5
Entertainment	132,360	0.2
Forest Products & Paper	655,507	1.2
Healthcare-Services	924,498	1.7
Home Builders	126,155	0.2
Media	651,758	1.2
Mining	180,854	0.3
Miscellaneous Manufacturing	479,071	0.9
Municipal	273,681	0.5
Oil & Gas	1,150,648	2.1
Real Estate	1,409,098	2.6
Retail	738,800	1.3
Sovereign	4,525,242	8.2
Telecommunications	1,274,168	2.3
Transportation	666,624	1.2
Total International Debt Securities	30,016,283	54.4
International Equities
Commercial Services	70,048	0.1
Media	185,833	0.4
Total International Equities	255,881	0.5
Investment Companies
Equity Fund	574,860	1.1
Total Investment Companies	574,860	1.1
Private Companies
Chemicals	1,505,926	2.7
Total Private Companies	1,505,926	2.7
Purchased Options Contracts
Put Options	91,625	0.2
Total Purchased Options Contracts	91,625	0.2
Short-Term Investments
Money Market Fund	1,770,721	3.2
Total Short-Term Investments	1,770,721	3.2
Total Investments	57,840,642	104.9
Liabilities in Excess of Other Assets	(2,675,825)	(4.9)
Total Net Assets	$55,164,817	100.0%

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2019
Assets:
Investments, at value	$57,749,017
Purchased options contracts, at value	91,625
Premium received on credit default swap contracts	47,192
Cash	50
Restricted Cash:
Deposits held at broker for credit default swap contracts	10,428
Foreign currency, at value	2,119,688(1)
Unrealized appreciation on forward foreign exchange contracts	442,756
Receivables:
Interest	842,346
Investments sold	629,438
Dividends	2,346
Prepaid expenses	13,982
Total assets	61,948,868
Liabilities:
Unrealized depreciation on credit default swap contract	3,307
Credit facility (see note 10)	4,999,999
Payables:
Investments purchased	1,493,992
Due to adviser (see note 5)	169,232
Professional fees	45,929
Custody fees	32,316
Accounting and administrative fees	17,457
Transfer agent fees and expenses	10,642
Chief compliance officer fees	5,000
Distribution fees	637
Shareholder servicing fees	637
Accrued other expenses	4,903
Total liabilities	6,784,051
Net assets	$55,164,817
Net assets consist of:
Paid-in capital (unlimited shares authorized at $0.001 par value common stock)	$53,154,508
Total distributable earnings	2,010,309
Net assets	$55,164,817
Net assets:
Class I	$51,828,074
Class A	1,114,387
Class L	1,112,246
Class T	1,110,110
Shares outstanding:
Class I	2,056,524
Class A	44,216
Class L	44,134
Class T	44,051
Net asset value per share:
Class I	$25.20
Class A	25.20
Maximum offering price per share(2)	26.74
Class L	25.20
Maximum offering price per share(3)	26.32
Class T	25.20
Maximum offering price per share(4)	25.98
Total investments, at cost	$57,079,561
Total purchased options contracts, at cost	$96,312

(1)
Identified cost of cash denominated in foreign currencies is $2,129,791.

(2)
Include a sales charge of 5.75%.

(3)
Include a sales charge of 4.25%.

(4)
Include a sales charge of 3.00%.

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2019
Investment income:
Interest income(1)	$3,033,130
Dividend income	18,649
Total investment income	3,051,779
Expenses:
Management fees (see note 4)	913,815
Interest expense	214,078
Professional fees	183,804
Accounting and administrative fees	162,214
Custody fees	109,534
Offering costs (see note 6)	93,510
Transfer agent fees and expenses	57,191
Registration fees	44,641
Trustee fees	28,455
Chief financial officer fees	21,856
Chief compliance officer fees	20,077
Shareholder reporting fees	17,697
Insurance expense	2,141
Distribution fees Class L	2,039
Distribution fees Class T	4,074
Shareholder servicing fees Class A (see note 8)	2,041
Shareholder servicing fees Class L (see note 8)	2,039
Shareholder servicing fees Class T (see note 8)	2,037
Other expenses	10,236
Total expenses:	1,891,479
Expenses waived and reimbursed from adviser (see note 5)	(520,927)
Net expenses	1,370,552
Net investment income	1,681,227
Net realized and unrealized gain (loss):
Net realized gain (loss) on:
Investments	(416,004)
Foreign currency transactions	(35,224)
Forward foreign exchange contracts	1,381,173
Futures contracts	6
Swap contracts	482,537
Purchased options contracts	270,679
Written options contracts	9,299
Total net realized gain	1,692,466
Net change in unrealized appreciation (depreciation) on:
Investments	1,078,286
Foreign currency translations	(27,212)
Forward foreign exchange contracts	467,313
Swap contracts	(3,307)
Purchased options contracts	(4,687)
Total net change in unrealized appreciation	1,510,393
Net realized and unrealized gain	3,202,859
Net increase in net assets resulting from operations	$4,884,086

(1)
Net of foreign withholding taxes of  $18,159.

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
STATEMENTS OF CHANGES IN NET ASSETS
	Year Ended September 30, 2019(1)	Period Ended September 30, 2018(2)(3)
Increase (decrease) in net assets resulting from operations:
Net investment income	$1,681,227	$245,833
Net realized gain on investments	1,692,466	91,047
Net change in unrealized appreciation (depreciation)	1,510,393	(425,805)
Net increase (decrease) in net assets resulting from operations	4,884,086	(88,925)
Distributions to shareholders:
Class I	(2,320,088)	(419,581)
Class A	(47,974)	—
Class L	(45,940)	—
Class T	(43,909)	—
Total distributions to shareholders	(2,457,911)	(419,581)
Capital transactions:
Proceeds from shares sold:
Class I	22,070,000	25,200,000
Class A	1,000,000	—
Class L	1,000,000	—
Class T	1,000,000	—
Reinvestment of distributions:
Class I	2,319,744	419,581
Class A	47,974	—
Class L	45,940	—
Class T	43,909	—
Net increase in net assets from capital transactions	27,527,567	25,619,581
Total increase in net assets	29,953,742	25,111,075
Net assets:
Beginning of period	25,211,075	100,000
End of period	$55,164,817	$25,211,075
Capital share transactions:
Shares sold:
Class I	932,209	1,008,087
Class A	42,248	—
Class L	42,248	—
Class T	42,248	—
Shares reinvested:
Class I	95,137	17,091
Class A	1,968	—
Class L	1,886	—
Class T	1,803	—
Net increase from capital share transactions	1,159,747	1,025,178

(1)
Class A, Class L and Class T inception date was December 21, 2018.

(2)
Reflects operations for the period from May 9, 2018 (inception date) to September 30, 2018. Prior to the inception date, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration.

(3)
The Adviser made the initial share purchase of  $100,000 on April 20, 2018. The total initial share purchase of $100,000, included 4,000 Class I shares which were purchased at $25.00 per share.

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2019
Cash flows from operating activities:
Net increase in net assets from operations	$4,884,086
Adjustments to reconcile net increase in net assets from operations to net cash used in operating activities:
Purchase of investments	(174,437,662)
Proceeds from redemptions, sales, or other dispositions of investments	142,359,747
Amortization of premium on investments	(18,845)
Net realized (gain) loss on:
Investments	416,004
Foreign currency transactions	35,224
Forward foreign exchange contracts	(1,381,173)
Futures contracts	(6)
Swap contracts	(482,537)
Purchased options contracts	(270,679)
Written options contracts	(9,299)
Principal paydowns on investments	(8,548)
Net change in unrealized (appreciation) depreciation on:
Investments	(1,078,286)
Foreign currency translations	27,212
Forward foreign exchange contracts	(467,313)
Swap contracts	3,307
Purchased options contracts	4,687
Change in operating assets and liabilities:
Receivables:
Investments sold	(629,438)
Interest	(507,050)
Dividends	(2,346)
Deferred offering costs	93,510
Due from adviser	9,021
Prepaid expenses	(13,594)
Payables:
Investments purchased	1,039,664
Due to adviser	169,232
Custody fees	11,286
Accounting and administrative fees	9,060
Professional fees	(63,122)
Transfer agent fees and expenses	4,467
Chief compliance officer fees	77
Chief financial officer fees	(144)
Distribution fees	637
Shareholder servicing fees	637
Accrued other expenses	2,699
Net cash used in operating activities	(30,299,485)
Cash flows from financing activities:
Advances from credit facility	$12,483,686
Repayments on credit facility	(7,483,687)
Proceeds from shares sold	25,070,000
Cash distributions paid to shareholders, net of reinvestment	(344)
Net cash provided by financing activities	30,069,655
Effect of foreign currency exchange rate changes in cash	1,318,737
Net change in cash, cash equivalents, restricted cash, and foreign currency	1,088,907
Cash, cash equivalents, restricted cash, and foreign currency at beginning of year	1,041,259
Cash, cash equivalents, restricted cash, and foreign currency at end of year	$2,130,166
Supplemental disclosure of cash activity:
Cash interest paid during the year	$214,078
Supplemental disclosure of non-cash activity:
Reinvestment of distributions paid to shareholders	$2,457,567
See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
FINANCIAL HIGHLIGHTS
FOR A SHARE OF COMMON STOCK OUTSTANDING THROUGHOUT THE PERIODS INDICATED
Period ending September 30,	Net asset value, beginning of period	Net investment income(1)	Net realized and unrealized gain (loss)	Total from investment operations	Distributions to shareholders from net investment income	Distributions to shareholders from net realized gain	Total distributions	Net asset value, end of period	Total return(2)(3)	Gross expenses(4)(5)	Net expenses(4)(5)(6)	Net investment income(4)(6)	Net assets, end of period (in thousands)	Portfolio turnover rate(3)
Class I
2019	$24.50	$0.90	$0.96	$1.86	$(1.16)	$—	$(1.16)	$25.20	7.85%	4.08%	2.95%	3.68%	$51,828	124%
2018(7)	25.00	0.24	(0.33)	(0.09)	(0.41)	—	(0.41)	24.50	(0.35)	5.56	2.25	2.50	25,211	30
Class A
2019(8)	23.67	0.65	2.00	2.65	(1.12)	—	(1.12)	25.20	11.42	4.26	3.24	3.41	1,114	124
Class L
2019(8)	23.67	0.60	2.00	2.60	(1.07)	—	(1.07)	25.20	11.22	4.50	3.49	3.16	1,112	124
Class T
2019(8)	23.67	0.55	2.00	2.55	(1.02)	—	(1.02)	25.20	11.01	4.76	3.74	2.91	1,110	124

(1)
Based on average shares outstanding during the period.

(2)
Based on the net asset value as of period end. Assumes an investment at net asset value at the beginning of the period, reinvestment of all distributions during the period and does not include payment of the maximum sales charge. The return would have been lower if certain expenses had not been waived or reimbursed by the investment adviser.

(3)
Not annualized for periods less than one year.

(4)
Annualized for periods less than one year, with the exception of non-recurring organizational costs.

See accompanying Notes to Financial Statements.

(5)
Percentages shown include interest expense. Gross and net expense ratios, respectively, excluding interest expense are as follows:

	Gross expenses	Net expenses
Class I
2019	3.62%	2.48%
2018(7)	5.56	2.25
Class A
2019(8)	3.77	2.75
Class L
2019(8)	4.02	3.00
Class T
2019(8)	4.27	3.25
(6)
The contractual fee and expense waiver is reflected in both the net expense and net investment income ratios (see note 5). Effective November 19, 2018, the Adviser agreed to reimburse and/or pay “ordinary operating expenses” that exceed 0.50% per annum of the Fund’s average daily net assets. Prior to November 19, 2018, the Adviser had agreed to reimburse and/or pay its investment management fee and ordinary operating expenses that exceeded 2.25% annum of the Fund’s daily “managed assets”.

(7)
Reflects operations for the period from May 9, 2018 (inception date) to September 30, 2018. Prior to the inception date, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration.

(8)
Reflects operations for the period from December 21, 2018 (inception date of Class A, Class L and Class T) to September 30, 2019.

See accompanying Notes to Financial Statements.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019
1.   Organization
Destra International & Event-Driven Credit Fund (the “Fund”) was established as a Delaware statutory trust on November 13, 2017. The Fund is registered with the Securities and Exchange Commission (the “SEC”) as a non-diversified, closed-end management investment company that operates as an “interval fund” under the Investment Company Act of 1940, as amended (the “1940 Act”). The shares of beneficial interest of the Fund (the “Shares”) are continuously offered under Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Fund currently offers four classes of Shares, Classes I, A, L, and T. All classes of Shares have equal rights and voting privileges, except in matters affecting a single class. The Fund has adopted a fundamental policy to make quarterly repurchase offers (“Repurchase Offers”) between 5% and 25% of the Fund’s outstanding Shares. The Fund’s inception date was May 9, 2018 (Class I Shares). The Fund’s commencement of investment operations date was on the business day following the inception date.
The Fund’s investment adviser is Destra Capital Advisors LLC (the “Adviser”), the Fund’s sub-adviser is BlueBay Asset Management LLP (the “Sub-Adviser”), and the Fund’s sub-sub-adviser is BlueBay Asset Management USA LLC (the “Sub-Sub-Adviser,”) (the Sub-Adviser, Sub-Sub-Adviser and together with the Adviser, are referred to herein as the “Advisers”). The Sub-Adviser and Sub-Sub-Adviser are wholly-owned subsidiaries of Royal Bank of Canada (“RBC”).
The Fund’s investment objective is to provide attractive total returns, consisting of income and capital appreciation. Under normal market conditions, the Fund will invest at least 80% of its total assets (including borrowings for investment purposes) in credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents. There is no limit on the credit quality, duration or maturity of any investment in the Fund’s portfolio. Under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers.
The Fund will allocate its assets between two strategies: (i) Multi-Strategy International Credit and (ii) Event-Driven Credit. The Fund’s allocation to the strategies will vary from time to time, when the Advisers deem such variances appropriate from a portfolio management standpoint. The allocation to Multi-Strategy International Credit is expected to be between 0% and 100% of the Fund’s total assets. Due to the episodic nature of Event-Driven Credit opportunities, the Fund will have a varying degree of exposure to the strategy, but during normal market conditions such exposure will be significant and is expected to be up to 50% of the Fund’s total assets.
The Fund is an investment company and follows the accounting and reporting guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.
2.   Significant Accounting Policies
(a)
Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of assets and liabilities. Actual results could differ from those estimates.
(b)
Investment Income, Expenses and Distributions

Investment income, expenses other than class specific expenses and realized and unrealized gains and losses are allocated daily to each class of Shares based upon the proportion of the net asset value (“NAV”) of

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

each class of Shares at the beginning of each day. Investment transactions are recorded on a trade-date basis. Interest income and expenses are accrued daily. Dividend income and distributions to shareholders are recorded on the ex-dividend date. The Fund distributes net investment income, if any, quarterly and net realized gains (net of any capital loss carryovers) annually. Discounts and premiums on securities purchased are accreted and amortized over the lives of the respective securities. Withholding taxes on foreign interest have been provided in accordance with the Fund’s understanding of the applicable country’s tax rules and rates.
(c)
Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include U.S. dollar deposits at bank accounts at amounts which may exceed insured limits. The Fund is subject to risk to the extent that the institutions may be unable to fulfill their obligations. As of September 30, 2019, the Fund has restricted cash in the amount of  $10,428. The restricted cash represents deposits held at the broker of the credit default swap contract.
(d)
Investment Valuation

The Adviser determines the values of the Fund’s assets in good faith pursuant to the Fund’s valuation policy and consistently applied valuation process, which was developed by the audit committee of the Fund’s board of trustees (the “Board”) and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Adviser. On a quarterly basis, the Board reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.
In determining NAV, portfolio instruments generally are valued using prices provided by independent pricing services or obtained from other sources, such as broker-dealer quotations. Exchange-traded instruments generally are valued at the last reported sales price or official closing price on an exchange, if available. Independent pricing services typically value non-exchange-traded instruments utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows, and transactions for comparable instruments. In pricing certain instruments, the pricing services may consider information about an instrument’s issuer or market activity provided by the Fund’s Sub-Adviser. Non-U.S. securities and currency are valued in U.S. dollars based on non-U.S. currency exchange rate quotations supplied by an independent quotation service.
For non-U.S. traded securities whose principal local markets close before the close of the NYSE, the Fund may adjust the local closing price based upon such factors as developments in non-U.S. markets, the performance of U.S. securities markets and the performance of instruments trading in U.S. markets that represent non-U.S. securities. The Fund may rely on an independent fair valuation service in making any such fair value determinations. If the Fund holds portfolio instruments that are primarily listed on non-U.S. exchanges, the value of such instruments may change on days when shareholders will not be able to purchase or redeem the Fund’s Shares.
In certain situations, the Adviser, with input from the Sub-Adviser and Sub-Sub-Adviser, may use the fair value of a portfolio instrument if such portfolio instrument is not priced by a pricing service, if the pricing service’s price is deemed unreliable or if events occur after the close of a securities market (usually a foreign market) and before the Fund values its assets that would materially affect NAV. A portfolio instrument that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures. Because non-U.S. portfolio instruments may trade on days when Fund Shares are not priced, the value of portfolio instruments held by the Fund can change on days when Fund Shares cannot be redeemed. The Adviser expects to use fair value pricing primarily when a portfolio instrument is not priced by a pricing service or a pricing service’s price is deemed unreliable.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

Due to the subjective nature of fair value pricing, the Fund’s value for a particular portfolio instrument may be different from the last price determined by the pricing service or the last bid or ask price in the market.
Certain short-term instruments maturing within 60 days or less are valued at amortized cost, which approximates fair value. The value of the securities of other open-end funds held by the Fund, if any, will be calculated using the NAV of such open-end funds, and the prospectuses for such open-end funds explain the circumstances under which they use fair value pricing and the effects of using fair value pricing.
Below is a description of factors that may be considered when valuing securities for which no active secondary market exists.
Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of the collateral securing its debt investments.
Asset-backed securities are generally issued as pass-through certificates or as debt instruments. Asset-backed securities issued as pass-through certificates represent undivided fractional ownership interests in an underlying pool of assets. Asset-backed securities issued as debt instruments, which are also known as collateralized obligations, are typically issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. The yield characteristics of certain asset-backed securities may differ from traditional debt securities. One such major difference is that all or a principal part of the obligations may be prepaid at any time because the underlying assets (i.e., loans) may be prepaid at any time. As a result, a decrease in interest rates in the market may result in increases in the level of prepayments as borrowers, particularly mortgagors, refinance and repay their loans. An increased prepayment rate with respect to an asset-backed security will have the effect of shortening the maturity of the security. In addition, the Fund may subsequently have to reinvest the proceeds at lower interest rates. If the Fund has purchased such an asset-backed security at a premium, a faster than anticipated prepayment rate could result in a loss of principal to the extent of the premium paid.
For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.
For private company equity interests, various factors may be considered in determining fair value, including but not limited to multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a private company or the Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or an acquisition, recapitalization, restructuring or other related items.
Other factors that may be considered in valuing securities include private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the private companies, the acquisition price of such investment or industry practices in determining fair value. The Adviser may also consider the size and scope of a private company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/ or the size of the private company relative to comparable firms, as well as such other factors as the Adviser, in consultation with any third-party valuation or pricing service, if applicable, may consider relevant in assessing fair value.

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NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value.
Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security, where applicable.
If events materially affecting the price of foreign portfolio securities occur between the time when their price was last determined on such foreign securities exchange or market and the time when the Fund’s NAV was last calculated (for example, movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets), such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Board. For purposes of calculating NAV, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at prevailing exchange rates as may be determined in good faith by the Adviser, under the supervision of the Board.
Swaps typically will be valued using valuations provided by a third-party pricing service. Such pricing service valuations generally will be based on the present value of fixed and projected floating rate cash flows over the term of the swap contract and, in the case of credit default swaps, generally will be based on credit spread quotations obtained from broker-dealers and expected default recovery rates determined by the third-party pricing service using proprietary models. Future cash flows will be discounted to their present value using swap rates provided by electronic data services or by broker-dealers.
(e)
Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986. If so qualified, the Fund will not be subject to federal income tax to the extent it distributes substantially all of its net investment income and capital gains to shareholders. Therefore, no federal income tax provision is required. Management of the Fund is required to determine whether a tax position taken by the Fund is more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Based on its analysis, there were no tax positions identified by management of the Fund which did not meet the “more likely than not” standard as of September 30, 2019 and all open tax years.
(f)
Commitments and Contingencies

In the normal course of business, the Fund may enter into contracts that contain a variety of representations which provide general indemnifications for certain liabilities. The Fund’s maximum exposure under these arrangements is unknown. However, since its commencement of operations, the Fund has not had claims or losses pursuant to these contracts and expects the risk of loss to be remote.
(g)
Derivatives

Swap Contracts — The Fund may engage in various swap transactions, including forward rate and interest rate agreements, primarily to manage risk, or as alternatives to direct investments. The Fund may also engage in credit default swaps, which involve the exchange of a periodic premium for protection against a defined credit event (such as payment default, refinancing or bankruptcy). The Fund engaged in credit default swaps to protect against credit events and interest rate swaps to hedge currency risks.
Under the terms of a credit default swap contract, one party acts as a guarantor receiving a periodic payment that is a fixed percentage applied to a notional amount. In return, the party agrees to purchase the notional amount of the underlying instrument, at par, if a credit event occurs during the term of the contract. The Fund may enter into credit default swaps in which the Fund acts as guarantor (a seller of protection), and may enter into credit default swaps in which the counterparty acts as guarantor (a buyer of

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

protection). Premiums paid to or by the Fund are accrued daily and included in realized gain (loss) on swaps. The contracts are marked-to-market daily using fair value estimates provided by an independent pricing service. Changes in value are recorded as net change in unrealized appreciation/(depreciation) on the statement of operations. Unrealized gains are reported as an asset and unrealized losses are reported as a liability on the statement of assets and liabilities. Gains or losses are realized upon termination of the contracts. The risk of loss under a swap contract may exceed the amount recorded as an asset or a liability. The notional amount of a swap contract is the reference amount pursuant to which the counterparties make payments. For swaps in which the referenced obligation is an index, in the event of default of any debt security included in the corresponding index, the Fund pays or receives the percentage of the corresponding index that the defaulted security comprises (1) multiplied by the notional value and (2) multiplied by the ratio of one minus the ratio of the market value of the defaulted debt security to its par value.
Interest rate swaps are agreements between two parties to exchange cash flows based on a notional principal amount. The Fund may elect to pay a fixed rate and receive a floating rate or receive a fixed rate and pay a floating rate on a notional principal amount. The net interest received or paid on interest rate swap agreements is accrued daily as interest income/expense. Interest rate swaps are marked-to-market daily using fair value estimates provided by an independent pricing service. Changes in value, including accrued interest, are recorded as net change in unrealized appreciation/ (depreciation) on the statement of operations. Unrealized gains are reported as an asset and unrealized losses are reported as a liability on the statement of assets and liabilities. Gains or losses are realized upon termination of the contracts. The risk of loss under a swap contract may exceed the amount recorded as an asset or a liability.
Risks associated with swap contracts include changes in the returns of underlying instruments, failure of the counterparties to perform under the contracts’ terms and the possible lack of liquidity with respect to the contracts. Credit default swaps can involve greater risks than if an investor had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to counterparty credit risk, leverage risk, hedging risk, correlation risk and liquidity risk. The Fund discloses swap contracts on a gross basis, with no netting of contracts held with the same counterparty. As of September 30, 2019, the Fund had one outstanding credit default swap contract.
Foreign Exchange Contracts — The Fund may enter into foreign currency exchange contracts. The Fund may enter into these contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date to hedge various investments, for investment purposes, for risk management and/or in a manner intended to increase income or gain to the Fund. All foreign currency exchange contracts are market-to-market daily at the applicable translation rates resulting in unrealized gains or losses. Realized gains or losses are recorded at the time the foreign currency exchange contract is offset by entering into a closing transaction, or by the delivery, or receipt, of the currency. Risk may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.
Options — The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.
As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires. The Fund may close out a position when writing

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.
(h)
Restricted Securities

Restricted securities are securities that may be resold only upon registration under federal securities laws or in transactions exempt from such registration. In some cases, the issuer of restricted securities has agreed to register such securities for resale, at the issuer’s expense either upon demand by the Fund or in connection with another registered offering of the securities. Many restricted securities may be resold in the secondary market in transactions exempt from registration. Such restricted securities may be determined to be liquid under criteria established by the Board. The restricted securities are valued at the price provided by dealers in the secondary market or, if no market prices are available, the fair value as determined in good faith using methods approved by the Board.
Additional information on each illiquid and restricted investment held by the Fund at September 30, 2019 is as follows:
Security	Acquisition Date	Cost	Value	Percentage of Net Assets
Quintis Australia PTY, Ltd., 7.500%	9/11/2019	$4,734	$6,750	0.01%
Quintis Australia PTY, Ltd., 0.000%	9/11/2019	35,653	76,190	0.14
Saxa Gres SpA	11/27/2018	678,428	654,093	1.19
V Global Holdings LLC – Common Shares	8/6/2018	946,840	1,505,926	2.73
(i)
Foreign Currency

The accounting records of the Fund are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities, income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.
Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund’s books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at each reporting period, resulting from changes in the exchange rate.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

3.   Fair Value Measurement
U.S. GAAP defines fair value, establishes a three-tier framework for measuring fair value based on a hierarchy of inputs, and expands disclosure about fair value measurements. It also provides guidance on determining when there has been a significant decrease in the volume and level of activity for an asset or liability, when a transaction is not orderly and how that information must be incorporated into a fair value measurement. The hierarchy distinguishes between market data obtained from independent sources (observable inputs) and the Fund’s own market assumptions (unobservable inputs).
These inputs are used in determining the fair value of the Fund’s investments. These inputs are summarized in the three broad levels listed below:
•
Level 1 — unadjusted quoted prices in active markets for identical assets and liabilities that the Fund has the ability to access.

•
Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc. and quoted prices for identical or similar assets in markets that are not active).

•
Level 3 — significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a summary of the valuation inputs used to value the Fund’s assets and liabilities reflected in the Schedule of Investments as of September 30, 2019:
	Level 1	Level 2	Level 3	Total
Asset-Backed Securities
Ireland	$—	$6,461,594	$—	$6,461,594
United States	—	453,457	—	453,457
Bank Loans(1) .	—	2,876,074	—	2,876,074
Common Stocks	71,757	—	—	71,757
Corporate Debt Securities
Australia	—	—	82,940	82,940
Austria	—	503,732	—	503,732
Canada	—	819,915	—	819,915
Cayman Islands	—	1,957,605	—	1,957,605
Colombia	—	334,039	—	334,039
France	—	214,942	—	214,942
Luxembourg	—	2,494,472	—	2,494,472
Netherlands	—	351,860	—	351,860
United Kingdom	—	426,842	—	426,842
United States	—	6,576,117	—	6,576,117
International Debt Securities
Bermuda	—	523,465	—	523,465
Brazil	—	449,400	—	449,400
Cayman Islands	—	924,250	—	924,250
China	—	894,324	—	894,324

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

	Level 1	Level 2	Level 3	Total
Colombia	—	411,500	—	411,500
Ecuador	—	675,632	—	675,632
Egypt	—	578,884	—	578,884
France	—	1,590,493	—	1,590,493
Germany	—	180,854	—	180,854
Ghana	—	261,911	—	261,911
Greece	—	1,375,123	—	1,375,123
Italy	—	3,697,010	654,093	4,351,103
Jersey	—	428,012	—	428,012
Luxembourg	—	1,843,448	—	1,843,448
Mexico	—	434,562	—	434,562
Netherlands	—	3,561,228	—	3,561,228
Nigeria	—	527,735	—	527,735
Peru	—	402,370	—	402,370
Poland	—	371,036	—	371,036
Portugal	—	508,017	—	508,017
Singapore	—	331,621	—	331,621
South Africa	—	332,551	—	332,551
Spain	—	2,080,516	—	2,080,516
Sweden	—	445,870	—	445,870
Switzerland	—	642,513	—	642,513
Tunisia	—	1,349,891	—	1,349,891
United Kingdom	—	3,842,000	—	3,842,000
Vietnam	—	493,425	—	493,425
Virgin Islands (British)	—	204,549	—	204,549
International Equities(2)	255,881	—	—	255,881
Investment Companies	574,860	—	—	574,860
Private Companies	—	—	1,505,926	1,505,926
Purchased Options Contracts	91,625	—	—	91,625
Short-Term Investments	1,770,721	—	—	1,770,721
Total	$2,764,844	$52,832,839	$2,242,959	$57,840,642

(1)
All sub-categories represent Level 2 evaluation status.

(2)
All sub-categories represent Level 1 evaluation status.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

The following is a summary of valuation inputs used to measure the Fund’s assets and liabilities of other financial instruments that are derivative instruments not reflected in the Schedule of Investments as of September 30, 2019:
	Level 1	Level 2	Level 3	Total
Forward Foreign Exchange Contracts	$—	$442,756	$—	$442,756
Credit Default Swap Contracts	—	43,885	—	43,885
Total	$—	$486,641	$—	$486,641
For the year ended September 30, 2019, there were no transfers into or out of Level 3.
The following is a reconciliation of investments in which significant Level 3 unobservable inputs were used in determining fair value as of September 30, 2019:
Investments	Balance as of September 30, 2018	Purchase of Investments	Proceeds from Sale of Investments*	Net Realized Loss on Investments	Amortization of discount and premium on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Balance as of September 30, 2019
Bank Loans
United States	$143,341	$—	$(143,484)	$(1,750)	$—	$1,893	$—
Corporate Debt Securities
Australia .	—	39,825	—	—	562	42,553	82,940
International Debt Securities
Italy	—	678,427	—	—	—	(24,334)	654,093
Private Companies
United States	339,128	661,972	—	—	—	504,826	1,505,926
Total Investments	$482,469	$1,380,224	$(143,484)	$(1,750)	$562	$524,938	$2,242,959

*
Includes return of capital.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

The following table summarizes the valuation techniques and significant unobservable inputs used for the Fund’s investments that are categorized in Level 3 of the fair value hierarchy as of September 30, 2019:
Investments	Fair Value as of September 30, 2019	Valuation Techniques	Unobservable Inputs	Weighted Average(1)	Range of Inputs	Impact on Valuation From an Increase in Input
Corporate Debt Securities Australia
Quintis Australia Pty, Ltd., 7.500%	$6,750	ICE BAML Single B Index	Liquidity Discount	7.18%	6.00% – 8.34%	Decrease
Quintis Australia Pty, Ltd., 0.000%	76,190	Discounted Cash Flow	Discount Rate	9.18%	8.00% – 10.34%	Decrease
International Debt Securities Italy
Saxa Gres SpA .	654,093	Guideline Public Company Market Approach	EBITDA Valuation Multiples	7.00x	6.00x – 8.00x	Increase
		Guideline Transaction Market Approach	EBITDA Valuation Multiples	5.90x	4.70x – 7.50x	Increase
Private Companies United States
V Global Holdings LLC	1,505,926	Discounted Cash Flow	Discount Rate	20.00%	18.00% – 22.00%	Decrease
		Guideline Public Company Market Approach	EBITDA Valuation Multiples	6.50x	6.25x – 6.75x	Increase
		Guideline Transaction Market Approach	EBITDA Valuation Multiples	7.13x	6.75x – 7.50x	Increase
Total Investments	$2,242,959

(1)
Unobservable inputs for discount rates and EBITDA valuation multiples were weighted equally using the high and low ranges of inputs.

4.   Investment Management
The Fund has entered into an investment management agreement (the “Investment Management Agreement”) with the Adviser. Subject to the oversight of the Fund’s Board, the Adviser is responsible for managing the Fund’s business affairs and providing day-to-day administrative services to the Fund either directly or through others selected by it for the Fund.
Under the Investment Management Agreement, the Adviser is entitled to a management fee, calculated and payable quarterly in arrears, at the annual rate of 1.75% of the Fund’s average daily Managed Assets during such period (the “Management Fee”). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes).

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

The Fund and Adviser have entered into an investment sub-advisory agreement (the “Sub-Advisory Agreement”) with the Sub-Adviser. Under the Sub-Advisory Agreement, the Sub-Adviser will receive a sub-advisory fee (the “Sub-Advisory Fee”, payable by the Adviser out of the Management Fee) at the rates set forth below (on an annualized basis) of the Fund’s average daily Managed Assets:
Managed Assets of the Fund	Sub-Advisory Fee
$1 to $50,000,000	1.75%
Over $50,000,000 to $100,000,000	1.225%
Over $100,000,000 to $150,000,000	1.1375%
Over $150,000,000 to $250,000,000	1.05%
In excess of $250,000,000	0.875%
The Sub-Adviser has entered into an investment sub-sub-advisory agreement (the “Sub-Sub-Advisory Agreement”) with the Sub-Sub-Adviser. Under the Sub-Sub-Advisory Agreement, the Sub-Sub-Adviser will receive a sub-sub-advisory fee equal to the costs incurred by the Sub-Sub-Adviser in providing advisory services to the Fund plus a margin of 10% of such costs.
5.   Expense Limitation
Effective November 19, 2018, the Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed to reimburse and/or pay, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.50% per annum of the Fund’s average daily net assets (the “Expense Limitation”).
Prior to November 19, 2018, the Adviser and the Fund had an expense limitation and reimbursement agreement under which the Adviser had agreed to waive its Management Fee and/or pay, on a quarterly basis, both the “ordinary operating expenses” (as defined below) and the Management Fee of the Fund to the extent that such total expenses exceeded 2.25% per annum of the Fund’s average daily Managed Assets.
In consideration of the Expense Limitation Agreement, the Fund has agreed to repay the Adviser pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the recoupment of expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the recoupment may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when the Adviser paid or waived the ordinary operating expenses that are the subject of the repayment, to be exceeded. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund’s trustees, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) the Management Fee, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution and/or shareholder service fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses.
The Expense Limitation Agreement will remain in effect until February 13, 2029, and will automatically continue in effect for successive twelve-month periods thereafter. Neither the Board nor the Adviser may terminate the Expense Limitation Agreement during the initial term. After the initial term, either the Board or the Adviser may terminate the Expense Limitation Agreement upon 30 days’ written notice.
Under the terms of the Expenses Limitation Agreement, any such contractual reductions made by the Adviser in its payment of expenses which are the Fund’s obligation are subject to reimbursement by the Fund to the Adviser for a period of three fiscal years following the end of the fiscal year in which such

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

reduction or payment was accrued, except for initial organizational expenses which are subject to reimbursement by the Fund to the Adviser for a period of three years from the date on which such expenses were incurred, if so requested by the Adviser, the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on the Fund’s expenses.
For the year ended September 30, 2019, the Adviser waived expenses totaling $520,927 that are subject to reimbursement.
As of September 30, 2019, the Adviser’s fees and expenses subject to reimbursement were as follows:
May 10, 2021	September 30, 2021	September 30, 2022
$101,826	$343,089	$520,927
6.   Offering Costs
The Fund’s total offering costs of  $153,573 represent the total amount incurred in connection with the offering and initial registration and is being amortized on a straight-line basis over the first twelve months of the Fund’s operations which began on May 10, 2018, the Fund’s commencement of operations date. As of September 30, 2019, all offering costs have been expensed subject to the Fund’s Expense Limitation Agreement (see Note 5).
7.   Capital Stock
The Fund engages in a continuous offering of Shares under Rule 415 under the Securities Act of 1933, as amended. The Fund has registered a total of 5,040,000 million Shares and is authorized as a Delaware statutory trust to issue an unlimited number of Shares in all classes, with a par value of  $0.001. The Fund is offering to sell, through its distributor, Destra Capital Investments LLC (the “Distributor”) its Shares at the then-current NAV per Share. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. The minimum initial investment (waived in certain circumstances) for Class I, A, L, and T Shares is $100,000, $2,500, $2,500, and $2,500 respectively. There is no minimum for subsequent investments. All Share purchases are subject to approval of the Adviser. The minimum investment requirement may be waived in the Fund’s sole discretion. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account.
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time, if ever. No secondary market is expected to develop for the Fund’s Shares; liquidity for the Shares will be provided only through quarterly Repurchase Offers for no less than 5% and no more than 25% of the Fund’s outstanding Shares pursuant to Rule 23c-3 of the 1940 Act, and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the Repurchase Offer. If shareholders tender more than the Repurchase Offer amount for any given Repurchase Offer, the Fund may repurchase up to an additional 2% of the outstanding Shares. If Fund shareholders tender more Shares than the Fund decides to repurchase, the Fund will repurchase the Shares on a pro rata basis, subject to limited exceptions. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s Shares may be speculative and involves a high degree of risk, including the risks associated with leverage.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

During the year ended September 30, 2019, the Fund had four Repurchase Offers as follows:
Repurchase Offer Notice	Repurchase Request Deadline	Repurchase Offer Amount	% of Shares Repurchased	Number of Shares Repurchased
December 19, 2018	January 22, 2019	5%	N/A(1)	N/A(1)
March 18, 2019	April 22, 2019	5%	N/A(1)	N/A(1)
June 18, 2019	July 22, 2019	5%	N/A(1)	N/A(1)
September 18, 2019	October 22, 2019	5%	N/A(1)	N/A(1)

(1)
There were no shares repurchased.

8.   Distribution and Shareholder Servicing Plans
Class L and Class T Shares have adopted a distribution plan (the “Distribution Plan”) in accordance with Rule 12b-1 under the 1940 Act. The Plan is a compensation type plan that permits the payment at an annual rate of up to 0.25% and 0.50% of the average daily net assets of Class L and Class T Shares, respectively. Payments are made to the Distributor, who may make ongoing payments to financial intermediaries based on the value of Shares held by such intermediaries’ customers.
Class A, Class L and Class T Shares have adopted a shareholder servicing plan (the “Servicing Plan”) under which the Fund may compensate financial industry professionals or firms for providing ongoing services in respect of customers who own Class A, Class L or Class T Shares of the Fund. The Servicing Plan, permits the payment at an annual rate of up to 0.25% of the average daily net assets of Class A, Class L and Class T Shares, respectively.
9.   Investment Transactions
Purchases and sales of investments, excluding short-term U.S. government securities and short-term obligations, for the year ended September 30, 2019, were $90,454,685 and $56,189,309, respectively.
10.   Revolving Credit Facility
On August 13, 2018, the Fund entered into a secured, revolving line of credit facility with BNP Paribas (the “Credit Facility”) with no stated maturity date. The Fund may borrow an amount up to the lesser of the Credit Facility maximum commitment financing of  $500,000,000 or one-third of the value of its total assets. The interest rate on borrowings from the Credit Facility is equal to 3-month LIBOR plus 0.90% per annum. During the year ended September 30, 2019, the average principal balance and weighted average interest rate was approximately $6,577,918 and 3.41% per annum, respectively, and the maximum outstanding balance of the Credit Facility was $12,342,913. At September 30, 2019, the principal balance outstanding was $4,999,999 at an interest rate of 2.99% per annum.
11.   Asset Coverage
Under the provisions of the 1940 Act, the Fund is permitted to issue senior securities, including debt securities and preferred stock, and borrow from banks or other financial institutions, provided that the Fund satisfies certain asset coverage requirements. With respect to senior securities representing indebtedness, such as the Credit Facility, the Fund is required to have asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, over the aggregate amount of the Fund’s outstanding senior securities representing indebtedness. If the Fund’s asset coverage declines below 300%, the Fund would be prohibited under the 1940 Act from incurring additional debt or making certain distributions to its shareholders.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

The following table summarizes the Fund’s asset coverage with respect to senior securities as of September 30, 2018, and as of September 30, 2019:
	September 30, 2019	September 30, 2018
Senior securities, end of period (000’s)(1)	$5,000	$—
Asset coverage, per $1,000 of senior security principal amount(2)	12,033	—
Asset coverage ratio of senior securities(2)	1203%	—%

(1)
As of September 30, 2019, the Credit Facility represents the only senior security.

(2)
Represents value of total assets less all liabilities not represented by senior securities at the end of the period divided by senior securities outstanding at the end of the period.

12.   Other Derivative Information
The following is a summary of the average quarterly notional value of derivatives as of September 30, 2019, as well as the notional value outstanding as of September 30, 2019:
	Average Quarterly Notional Value	Notional Value Outstanding as of September 30, 2019
Forward foreign exchange contracts purchased long	$899,474	$—
Forward foreign exchange contracts sold short	29,670,785	30,705,359
Credit default swap contracts	4,722,500	190,000
Interest rate futures contracts	—	—
Purchased options contracts	1,812,500	7,250,000
Written options contracts	—	—
The effects of these derivative instruments on the Fund’s financial positions and financial performance are reflected in the Statement of Assets and Liabilities (“SAL”) and Statement of Operations, and are presented in the table below. The values of derivative instruments as of September 30, 2019 by risk category are as follows:
	Risk Category
Derivative Assets (Liabilities)	Forward Foreign Exchange Contracts	Credit Risk	Equity Risk	Interest Rate Risk
Unrealized appreciation on forward foreign exchange contracts	$442,756	$—	$—	$—
Premiums received on swap contracts	—	47,192	—	—
Unrealized depreciation on swap contracts	—	(3,307)	—	—
Purchased options contracts	—	—	91,625	—
Net	$442,756	$43,885	$91,625	$—

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

	Risk Category
Derivative Realized Gain	Forward Foreign Exchange Contracts	Credit Risk	Equity Risk	Interest Rate Risk
Forward foreign exchange contracts	$1,381,173	$—	$—	$—
Swap contracts	—	482,537	—	—
Purchased options contracts	—	—	270,679	—
Written options contracts	—	—	9,299	—
Futures contracts	—	—	—	6
Net	$1,381,173	$482,537	$279,978	$6

	Risk Category
Derivative Unrealized Appreciation (Depreciation)	Forward Foreign Exchange Contracts	Credit Risk	Equity Risk	Interest Rate Risk
Forward foreign exchange contracts	$467,313	$—	$—	$—
Swap contracts	—	(3,307)	—	—
Purchased options contracts	—	—	(4,687)	—
Written options contracts	—	—	—	—
Futures contracts	—	—	—	—
Net	$467,313	$(3,307)	$(4,687)	$—
Offsetting of Assets and Liabilities — Disclosures about offsetting assets and liabilities require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. As of September 30, 2019, no master netting arrangements exist related to the Fund. The Fund’s SAL presents derivative instruments on a gross basis, therefore, no net amounts and no offset amounts exist within the SAL to present below. Gross amounts of the derivative instruments, amounts related to financial instruments/cash collateral not offset in the SAL and net amounts are presented below:
	Derivative Assets	Derivative Liabilities			Collateral Pledged
Counterparty	Forward Foreign Exchange Contracts	Credit Default Swap Contracts	Purchased Options Contracts	Net Derivative Assets (Liabilities)	Financial Instruments	Cash	Net Amount
Australia and New Zealand Banking	$85,081	$—	$—	$85,081	$—	$—	$85,081
Barclays Capital, Inc.	286,602	—	—	286,602	—	—	286,602
BNP Paribas Securities Corp.	6,315	—	—	6,315	—	—	6,315
Brown Brothers Harriman	2,836	—	—	2,836	—	—	2,836
Citibank, N.A.	60,849	(3,307)	—	57,542	—	—	57,542
Deutsche Bank	38	—	—	38	—	—	38
Morgan Stanley & Co. LLC	—	—	(4,687)	(4,687)	—	4,687	—
Royal Bank of Scotland	1,035	—	—	1,035	—	—	1,035

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

13.   Federal Tax Information
The timing and character of income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. GAAP. These differences are due in part to differing treatments for net operating loss, foreign currency transactions, paydown gain or loss, market discount accretion, premium amortization and expiring capital loss carryforwards.
To the extent that differences arise that are permanent in nature, such amounts are reclassified within the capital accounts, on the Statement of Assets and Liabilities, based on their Federal tax basis treatment; temporary differences do not require reclassification and had no impact on the NAV of the Fund.
The Fund complies with FASB interpretation Accounting for Uncertainty in Income Taxes which provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. Accounting for Uncertainty in Income Taxes requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether it is “more-likely-than-not,” (i.e., greater than 50 percent) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold may result in a tax benefit or expense in the current period.
Accounting for Uncertainty in Income Taxes requires management of the Fund to analyze all open tax years, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for exam by the taxing authorities (i.e., the last four tax years and the interim tax period since then). The Fund has no examination in progress during the period ended September 30, 2019. For all open tax years and all major taxing jurisdictions through the end of the reporting period, management of the Fund reviewed all tax positions taken or expected to be taken in the preparation of the Fund’s tax returns and concluded that Accounting for Uncertainty in Income Taxes resulted in no effect on the Fund’s reported net assets or results of operations as of and during the period ended September 30, 2019. Management of the Fund also is not aware of any tax positions for which it is reasonably possible that the total amounts of recognized tax benefits will significantly change in the next twelve months.
The difference between book basis and tax basis unrealized appreciation/(depreciation) is attributable in part to the tax deferral of losses on wash sales, the realization for tax purposes of unrealized gains on investments in passive foreign investment companies, unrealized foreign capital gains tax and foreign currency.
At September 30, 2019, gross unrealized appreciation/(depreciation) of investments, based on cost for federal income tax purposes were as follows:
Cost of investments	$57,248,940
Gross unrealized appreciation	$2,362,561
Gross unrealized depreciation	(1,770,859)
Net unrealized depreciation	$591,702
The difference between cost amounts for financial statement and federal income tax purposes, if any, is due primarily to timing differences in recognizing certain gains and losses in security transactions.
U.S. GAAP requires that certain components of net assets be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or NAV per share.
For the period ended September 30, 2019, there were no permanent differences in book and tax accounting to be reclassified.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

As of September 30, 2019, the components of accumulated earnings/(deficit) on a tax basis were as follows:
Undistributed ordinary income .	$1,281,195
Undistributed long-term capital gains	146,993
Tax Accumulated earnings	1,428,188
Accumulated capital and other losses	—
Unrealized depreciation other	(54)
Unrealized depreciation on foreign currency translations	(9,527)
Unrealized appreciation on investments	591,702
Total accumulated earnings	$2,010,309
The tax character of distributions paid during the period May 9, 2018 (inception date) through September 30, 2018 and the year ended September 30, 2019 was as follows:
	2019	2018
Distributions paid from:
Ordinary income	$2,457,911	$419,581
Net long term capital gains	—	—
Total distributions paid	$2,457,911	$419,581
At September 30, 2019, the Fund had an accumulated capital loss carry forward as follows:
Short-term	$—
Long-term	—
Total	$—
To the extent that the Fund may realize future net capital gains, those gains will be offset by any of its unused capital loss carry forward. Future capital loss carry forward utilization in any given year may be subject to Internal Revenue Code limitations.
The Fund utilized $213,313 of its capital loss carry forward during the year ended September 30, 2019.
14.   Offering Price Per Share
A maximum front-end sales load of 5.75% for Class A Shares, 4.25% for Class L and 3.00% for Class T Shares is imposed on purchases. Class I Shares are not subject to a sales load. For the year ended September 30, 2019 there were no sales charges received by broker dealers or affiliates.
15.   Beneficial Ownership
The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of the Fund creates a presumption of control under Section 2(a)(9) of the 1940 Act. As of September 30, 2019, RBC owned 99% of the Fund.
16.   Trustees and Officers
Effective April 1, 2019, the Destra Fund Complex pays each Independent Trustee a retainer of  $39,000 per year, and the Chairman of the Board a retainer of  $46,000 per year for their services in this capacity. The Destra Fund Complex consists of the Fund, Destra Granahan Small Cap Advantage Fund and the Destra Flaherty & Crumrine Preferred and Income Fund, both a series of the Destra Investment Trust, the Destra

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

Multi-Alternative Fund, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series. Each fund in the Destra Fund Complex pays a portion of the retainer received by each Trustee, which is allocated annually across the Destra Fund Complex based on each fund’s respective net assets as of December 31 of the preceding year.
Prior to April 1, 2019, each Independent Trustee of the Fund receives an annual retainer of  $9,000 and the Fund’s Chairman of the Board receives an annual retainer of  $12,000. Trustees are also reimbursed for travel-related and authorized business expenses. The Fund does not pay compensation to Trustees who also serve in an executive officer capacity for the Fund or the Advisers.
The Fund pays the chief financial officer and chief compliance officer an annual retainer of  $22,000 and $20,000, respectively, for their services in this capacity.
17.   Other Service Providers
UMB Financial Services serves as the Fund’s Administrator, Accounting Agent and Transfer Agent. The Bank of New York Mellon serves as the Custodian for the Fund.
18.   Principal Risks
Risk is inherent in all investing. The value of your investment in the Fund, as well as the amount of return you receive on your investment, may fluctuate significantly from day to day and over time. You may lose part or all of your investment in the Fund or your investment may not perform as well as other similar investments. The following is a summary description of certain risks of investing in the Fund.
Asset-Backed Securities Risk — Asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements.
Credit and Counterparty Risk — Credit Risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer’s ability or willingness to make such payments. Credit risk may be heightened for the Fund because it will invest in below investment grade securities.
Equity Securities Risk — Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions.
Foreign Securities Risk — Investing in foreign securities may include certain risks and considerations not typically associated with investing in U.S. securities, such as fluctuating currency values and changing local and regional economic, political and social conditions, which may result in greater market volatility. In addition, certain foreign securities may not be as liquid as U.S. securities. To the extent that the Fund concentrates its investment exposure to any one or a few specific countries, the Fund will be particularly susceptible to the various conditions, events or other factors impacting those countries and may, therefore, have a greater risk than that of a fund which is more geographically diversified.
Interest Rate Risk — If interest rates increase, the value of the Fund’s investments generally will decline. Securities with longer maturities tend to produce higher yields, but are more sensitive to changes in interest rates and are subject to greater fluctuations in value.
Loans Risk — Senior loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Shares. The liquidation value of any collateral securing a senior loan may not satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments. In addition to risks similar to those of senior loans, subordinated loans do not have the first priority lien on underlying collateral of the loan and any claims will be subordinated to those lienholders with a higher claim.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
NOTES TO FINANCIAL STATEMENTS (Continued)
SEPTEMBER 30, 2019

Non-Diversified Risk — Because the Fund is non-diversified and can invest a greater portion of its assets in securities of individual issuers than diversified funds, changes in the market value of a single investment could cause greater fluctuations in Share price than would a diversified fund.
Non-U.S. Securities Risk — The Fund’s investments in non-U.S. securities may result in the Fund experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies, due to less liquid markets, and adverse economic, political, diplomatic, financial, and regulatory events. Foreign governments also may impose limits on investment and repatriation and impose taxes. Any of these events could cause the value of the Fund’s investments to decline.
19.   Recently Issued Accounting Pronouncements
On March 30, 2017, the FASB issued Accounting Standard Update (“ASU”) No. 2017-08, Premium Amortization on Purchased Callable Debt Securities, which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” The amendments of the ASU No. 2017-08 are effective for annual periods beginning after December 15, 2018. Effective September 30, 2019, management has evaluated the impact of applying this provision and determined that the early adoption of this ASU does not have a material impact on the financial statements.
In August 2018, FASB issued Accounting Standards Update ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurements. The amendments in the ASU modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for interim and annual reporting periods beginning after December 15, 2019. Effective September 30, 2018, management has evaluated the impact of applying this provision and determined that the early adoption of this ASU does not have a material impact on the financial statements.
20.   Subsequent Events
The Fund has evaluated the events and transactions through the date the financial statements were issued and has identified the following event for disclosure in the Fund’s subsequent events:
On October 22, 2019, the Fund completed a quarterly Repurchase Offer (See Note 7). No Shares were repurchased.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Trustees of
Destra International & Event-Driven Credit Fund
Opinion on the Financial Statements
We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Destra International & Event-Driven Credit Fund (the “Fund”) as of September 30, 2019, and the related statement of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two periods in the period then ended, including the related notes, and the financial highlights for each of the two periods in the period then ended (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of September 30, 2019, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two periods in the period then ended, and the financial highlights for each of the two periods in the period then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2019, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers or counterparties were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the auditor of one or more investment companies advised by Destra Capital Advisors LLC since 2018.
COHEN & COMPANY, LTD.
Chicago, Illinois
November 27, 2019

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
ADDITIONAL INFORMATION
SEPTEMBER 30, 2019 (UNAUDITED)
This report is sent to shareholders of the Fund for their information. It is not a prospectus, circular or representation intended for use in the purchase or sale of Shares of the Fund or of any securities mentioned in this report.
Corporate Dividends Received Deduction — For the period ended September 30, 2019, the Fund had 0.33% of dividends paid from net investment income qualify for the 70% dividends received deduction available to corporate shareholders.
Qualified Dividend Income — For the period ended September 30, 2019, the Fund had 0.40% of dividends paid from net investment income, designated as qualified dividend income.
Proxy Voting — Policies and procedures that the Fund uses to determine how to vote proxies as well as information regarding how the Fund voted proxies for portfolio securities is available without charge and upon request by calling 844-9DESTRA (933-7872), or visiting Destra Capital Investments LLC’s website at www.destracapital.com or by accessing the Fund’s Form N-PX on the SEC’s website at www.sec.gov.
Disclosure of Portfolio Holdings — The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q (or its successor Form). The Fund’s Form N-Q (or its successor Form) is available on the SEC website at www.sec.gov or by visiting Destra Capital Investments LLC’s website at www.destracapital.com.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
TRUSTEES AND OFFICERS INFORMATION
SEPTEMBER 30, 2019 (UNAUDITED)
The management of the Fund, including general supervision of the duties performed for the Fund under the Investment Management Agreement, is the responsibility of the Board. The Board consists of four trustees, one of whom is an “Interested Person” (as the term “Interested Person” is defined in the 1940 Act) and three of whom are not Interested Persons (referred to herein as “Independent Trustees” and together with the Interested Person, the “Trustees”). None of the Independent Trustees has ever been a Trustee, director or employee of, or consultant to, Destra Capital Advisors LLC or its affiliates. The identity of the Trustees and the Fund’s executive officers and biographical information as of September 30, 2019 is set forth below. The address for each Trustee is c/o Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. A Trustee’s term of office shall continue until his or her death, resignation or removal.
Name and Birth Year	Trustee Since	Principal Occupation(s) During the past 5 years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee(1)	Other Directorships held by the Trustee during the past five years
Independent Trustees
John S. Emrich, CFA Birth year: 1967	2017	Mortgage Banker, The Mortgage Company (January 2018 to present); Financial Planner (self-employed, consulting) (January 2018 to present); Private Investor, (January 2011 to present); Co-Founder and Portfolio Manager, Ironworks Capital Management (an investment adviser) (April 2005 to December 2010); Member (June 2012 to present) and Manager (2013 to 2015), Iroquois Valley Farms LLC (a farmland finance company); Board Member, Clean Energy Credit Union (September 2017 to April 2019).	4	Meridian Fund, Inc. (registered investment company) (4 portfolios)
Michael S. Erickson Birth year: 1952	2017	Private Investor (August 2007 to present); Chief Operating Officer and Chief Financial Officer, Erickson Holding Corp. (a passive real estate holding company) (2003 to present); Chief Operating Officer and Chief Financial Officer, McGee Island LLC (a real estate management company) (2015 to present).	4	Meridian Fund, Inc. (registered investment company) (4 portfolios)
Jeffrey S. Murphy Birth year: 1966	2017	Retired (2014 to present); Executive Manager, Affiliated Managers Group, Inc. (an asset manager) (1995 to 2014).	4	Aston Funds, 2010 to 2014

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
TRUSTEES AND OFFICERS INFORMATION (Continued)
SEPTEMBER 30, 2019 (UNAUDITED)

Name and Birth Year	Trustee Since	Principal Occupation(s) During the past 5 years	Number of Registered Investment Companies in Fund Complex Overseen by Trustee(1)	Other Directorships held by the Trustee during the past five years
Interested Trustee
Nicholas Dalmaso,(2) Chairman Birth year: 1965	2017	General Counsel and Chief Compliance Officer of M1 Holdings LLC (2014 to present); General Counsel and Chief Compliance Officer of M1 Finance LLC (an investment adviser) (2014 to present); General Counsel and Chief Compliance Officer of M1 Advisory Services LLC (an investment adviser) (2014 to present); Independent Director of Keno Kozie Associates (IT Consulting) (2016 to 2018); Co-Chairman, General Counsel and Chief Operating Officer of Destra Capital Management LLC (2010 to 2014); President, Chief Operating Officer and General Counsel, Destra Capital Advisors LLC (2010 to 2014); President, Chief Operating Officer and General Counsel, Destra Capital Investments LLC (2010 to 2014); Chief Executive Officer, Destra Investment Trust and Destra Investment Trust II (2010 to 2014).	4	None

(1)
The Fund Complex consists of the Fund, the Destra Flaherty & Crumrine Preferred and Income Fund and Destra Granahan Small Cap Advantage Fund, both a series of the Destra Investment Trust, the Destra Multi-Alternative Fund, and the Destra Exchange-Traded Fund Trust, of which there is currently no active series.

(2)
Mr. Dalmaso is an “Interested Person” of the Fund, as defined in the 1940 Act, by reason of his position with Destra Capital Management LLC and its subsidiaries.

The following persons serve as the Fund’s executive officers in the following capacities:
Name and Birth Year	Position(s) Held with the Fund	Principal Occupation(s) During the past 5 years
Robert Watson Birth year: 1965	President since 2017	Senior Managing Director and Investment Product Strategist, Destra Capital Investments LLC (2011 to present); Global Product & Strategic Relationship Director, Aviva Investors (2009 to 2011).
Derek Mullins Birth year: 1973	Chief Financial Officer and Treasurer since 2018	Managing Partner and Co-Founder, PINE Advisor Solutions (2018 to present); Director of Operations, ArrowMark Partners LLC (2009 to 2018); Chief Financial Officer (Principal Financial Officer) and Treasurer, Meridian Fund, Inc. (2013 to 2018).

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
TRUSTEES AND OFFICERS INFORMATION (Continued)
SEPTEMBER 30, 2019 (UNAUDITED)

Name and Birth Year	Position(s) Held with the Fund	Principal Occupation(s) During the past 5 years
Jane Hong Shissler Birth year: 1972	Chief Compliance Officer and Secretary since 2017	General Counsel, Destra Capital Management LLC, Destra Capital Investments LLC and Destra Capital Advisors LLC; Partner (2012-2015) and Associate (2005-2012), Chapman and Cutler LLP.
The address for each executive officer is c/o Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND
FUND INFORMATION
Board of Trustees John S. Emrich Michael S. Erickson Jeffery S. Murphy Nicholas Dalmaso*	Officers Robert Watson President Derek Mullins Chief Financial Officer and Treasurer Jane Hong Shissler Chief Compliance Officer and Secretary
Investment Adviser
Destra Capital Advisors LLC
Chicago, IL
Sub-Adviser
BlueBay Asset Management LLP
London, United Kingdom
Sub-Sub-Adviser
BlueBay Asset Management USA LLC
Stamford, CT
Distributor
Destra Capital Investments LLC
Chicago, IL
Administrator, Accounting Agent, and Transfer Agent
UMB Fund Services, Inc.
Milwaukee, WI
Custodian
Bank of New York Mellon
New York, NY
Legal Counsel
Drinker Biddle & Reath LLP
Philadelphia, PA
Independent Registered Public Accounting Firm
Cohen & Company, Ltd
Chicago, IL

*
“Interested Person” of the Fund, as defined in the Investment Company Act of 1940, as amended.

This report has been prepared for the general information of the shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus. The Fund’s prospectus contains more complete information about the objectives, policies, expenses and risks of the Fund. The Fund is not a bank deposit, not FDIC insured and may lose value. Please read the prospectus carefully before investing or sending money.
This report contains certain forward looking statements which are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward looking statements generally include words such as “believes,” “expects,” “anticipates” and other words of similar import. Such risks and uncertainties include, among other things, the Risk Factors noted in the Fund’s filings with the Securities and Exchange Commission. The Fund undertakes no obligation to update any forward looking statement.
Privacy Principles of the Fund for Shareholders
The Fund is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, the Fund does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Fund. The Fund does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).
The Fund restricts access to non-public personal information about the shareholders to Destra Capital Advisors LLC employees with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its shareholders.
Questions concerning your Shares of the Fund?
•
If your Shares are held in a Brokerage Account, contact your respective Broker.

PART C:
OTHER INFORMATION
Destra International & Event-Driven Credit Fund (the “Registrant”)
Item 25.
Financial Statements and Exhibits

(1)
Financial Statements:

The Registrant’s financial highlights for the fiscal year ended September 30, 2019 are included in Part A of this registration statement in the section entitled “Financial Highlights.”
Financial Statements are included as an appendix to the Statement of Additional Information filed herewith.
(2)
Exhibits

(a)(1)
Agreement and Declaration of Trust is incorporated by reference to Exhibit (a)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on November 15, 2017.

(a)(2)
Certificate of Trust is incorporated by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on November 15, 2017.

(b)
By-Laws are incorporated by reference to Exhibit (b) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on November 15, 2017.

(c)
Not applicable.

(d)(1)
Refer to Exhibits (a)(1) and (b).

(d)(2)
Multiple Class Plan is incorporated by reference to Exhibit (d)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on July 1, 2019.

(e)
Not Applicable.

(f)
Not applicable.

(g)(1)
Investment Management Agreement is incorporated by reference to Exhibit (g)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(g)(2)
Sub-Advisory Agreement by and among the Registrant, Destra Capital Advisors LLC and BlueBay Asset Management LLP is incorporated by reference to Exhibit (g)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(g)(3)
Form of Sub-Sub-Advisory Agreement by and among BlueBay Asset Management LLP and BlueBay Asset Management USA LLC is incorporated by reference to Exhibit (g)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(h)(1)
Distribution Agreement is incorporated by reference to Exhibit (h) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(h)(2)
Distribution Agreement Amendment is incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on November 19, 2018.

(h)(3)
Distribution and Service Plan is incorporated by reference to Exhibit (h)(3) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on November 19, 2018.

(i)
Not applicable.

(j)
Custody Agreement is incorporated by reference to Exhibit (j) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(k)(1)
Administration and Fund Accounting Agreement is incorporated by reference to Exhibit (k)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(k)(2)
Transfer Agency Agreement is incorporated by reference to Exhibit (k)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

(k)(3)
Third Amended and Restated Expense Limitation and Reimbursement Agreement is filed herewith.

(l)(1)
Opinion of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on November 19, 2018.

(l)(2)
Consent of Drinker Biddle & Reath LLP is filed herewith.

(m)
Not applicable.

(n)
Consent of Independent Registered Public Accounting Firm is filed herewith.

(o)
Not applicable.

(p)
Not applicable.

(q)
Not applicable.

(r)(1)
Code of Ethics for the Registrant, Destra Capital Advisors LLC and Destra Capital Investments LLC is incorporated by reference to Exhibit (r)(1) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on July 1, 2019.

(r)(2)
Code of Ethics for BlueBay Asset Management LLP and BlueBay Asset Management USA LLC is incorporated by reference to Exhibit (r)(2) to Registrant’s Registration Statement on Form N-2 (Reg. No. 811-23309) as previously filed on April 27, 2018.

Item 26.
Marketing Arrangements

Not applicable.
Item 27.
Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.
Item 28.
Persons Controlled by or Under Common Control With Registrant

Not applicable.

Item 29.
Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I Shares	12
Class A Shares	1
Class L Shares	1
Class T Shares	1

*
As of January 2, 2020.

Item 30.
Indemnification

Sections 8.1-8.4 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:
Section 8.1
Limitation of Liability.   Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2
Indemnification.   The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of  (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3
Indemnification Determinations.   Indemnification of a Covered Person pursuant to Section 8.2 shall be made if  (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4
Indemnification Not Exclusive.   The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.
Item 31.
Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Destra Capital Advisors LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-71604), and is incorporated herein by reference.
Information as to the directors and officers of the Registrant’s investment sub-adviser, BlueBay Asset Management LLP (“BlueBay UK”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which BlueBay UK, and each director, executive officer, managing member or partner of BlueBay UK, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-61494), and is incorporated herein by reference.
Information as to the directors and officers of the Registrant’s investment sub-sub-adviser, BlueBay Asset Management USA LLC (“BlueBay USA”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which BlueBay USA, and each director, executive officer, managing member or partner of BlueBay USA, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-77361), and is incorporated herein by reference.

Item 32.
Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of  (1) the Registrant’s Administrator, (2) the Custodian; (3) the Investment Manager, (4) BlueBay UK, (5) BlueBay USA, and/or (6) the Registrant’s counsel. The address of each is as follows:
1.	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212
2.	Bank of New York Mellon One Wall Street New York, NY 10286
3.	Destra Capital Advisors LLC 444 West Lake Street, Suite 1700 Chicago, IL 60606
4.	BlueBay Asset Management LLP 77 Grosvenor Street London, United Kingdom W1K 3JR
5.	BlueBay Asset Management USA LLC Four Stamford Plaza, 107 Elm Street, Suite 512 Stamford, CT 06902
6.	Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103
Item 33.
Management Services

Not applicable.
Item 34.
Undertakings

1.
Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.
Not applicable.

3.
Not applicable.

4.
The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e)
that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2)
the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.
Not applicable.

6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all requirements for effectiveness pursuant to Rule 486(b)(1)(iii) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 28th day of January 2020.
Destra International & Event-Driven Credit Fund
By:	/s/ Robert Watson
Name: Robert Watson
Title: President
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
/s/ Robert Watson Robert Watson	President	January 28, 2020
/s/ Derek Mullins Derek Mullins	Treasurer	January 28, 2020
* John S. Emrich John S. Emrich	Trustee	January 28, 2020
* Michael S. Erickson Michael S. Erickson	Trustee	January 28, 2020
* Jeffery S. Murphy Jeffery S. Murphy	Trustee	January 28, 2020
* Nicholas Dalmaso Nicholas Dalmaso	Trustee	January 28, 2020
*By:
/s/ Robert Watson

Robert Watson
Attorney-In-Fact (pursuant to
Power of Attorney)

Exhibit Index
(k)(3)	Third Amended and Restated Expense Limitation and Reimbursement Agreement
(l)(2)	Consent of Drinker Biddle & Reath LLP
(n)	Consent of Independent Registered Public Accounting Firm